1-14928

P.E. 3-1-02



02025888

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .


Directors' Report and Accounts 2001
The Abbey National Group
00002

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Forward-looking statements



Building a powerful, balanced business portfolio


Profit before tax
(£m)
1,761
1,975
1,938
99
00
01

Earnings per share
(pence)
86.2
93.4
84.9
99
00
01


Dividend
(pence)
40.25
45.50
50.00
99
00
01


Total assets
(£bn)
181
204
215
99
00
01

Profit before tax **decreased by 2%** to £1,938 million (£1,975 million)

Cost:income ratio **improved to 43.0%** (44.1%)

Earnings per ordinary share **decreased by** 9% to 84.9 pence

Proposed final net dividend of 33.2 pence, making the full year net dividend 50.0 pence, **an increase of 10%**

Total Group assets **up** 5% since 31 December 2000 to £215 billion

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www.abbeynational.com

00004

"I am relishing the opportunity to help shape the future of the Group."

At the outset, I would like to say how pleased and excited I am with my appointment as Chairman of Abbey National. It is still early days, but I am relishing the opportunity to help shape the future of the Group.

Highlights of the year included the strong performance by the Retail Bank, and excellent earnings growth from our life assurance businesses. The Group delivered strong new business flows, acquisitions, alliances and innovations that will strengthen our valuable customer franchises – giving us the platforms for future growth.

However, there were challenges to be faced in 2001, with continued difficulties within some of First National's markets, and increased provisioning in the Wholesale Bank. As a result, profit before tax fell by 2% to £1,938 million.

These challenges have been keenly felt by the executive team. However, the mood and mindset apparent throughout the business is positive – and rightly so.

Earnings per share fell to 84.9 pence, but we have proposed a full year dividend per share of 50.0 pence – up 10%, reflecting the Board's confidence in the Group's future earnings prospects.

During 2001, there were a number of changes to the Board. In January, Charles Villiers stood down upon reaching retirement age, Yasmin Jetha was appointed as Group IT & Infrastructure Director, and Professor Lord Currie was appointed a non-executive director. In October, Vittorio Radice, the Chief Executive of Selfridges plc, joined as a non-executive director, replacing Mair Barnes who stood down after nine years on the Board. Sir Terence Heiser also retired as a non-executive director.

In October, we announced the departure of Gareth Jones. Mark Pain, formerly Group Finance Director, took over as Managing Director, Wholesale Banking. Recruitment for a new Group Finance Director is in hand.

There have been further changes as we have moved into 2002. Three executive directors, Ian Treacy, John King and Tim Ingram will resign from the Board at the end of February 2002. My thanks go to each of them for their effective roles on the Board, and for their long and distinguished service to the Company over many years.

The combination of these changes aligns our management structure to our strategic objectives. The Group will have three major value centres going forward, Retail Banking (including business banking), Wholesale Banking

"The Group delivered strong new business flows, acquisitions, alliances and innovations."



The mood and mindset apparent throughout the business is positive – and rightly so

and Wealth Management and Long-Term Savings.

Mac Millington will head our new Wealth Management and Long-Term Savings division, which brings together our domestic and overseas life assurance businesses through Scottish Mutual and Scottish Provident, our wealth management businesses, and our specialised lending operations – First National, Abbey National France and Abbey National Italy. This enables the Group to better serve the intermediary channel and establish a fully co-ordinated approach to our International businesses.

The new Group structure enables us to develop our powerful customer franchises, grow our long-term savings and investments business, attack the personal current account and small business markets, and increase earnings outside the UK. In addition, it will enable us to benefit from economies of scale and shared expertise across the Abbey National Group.

We take pride in building partnerships with all our stakeholders, helping our customers achieve financial security, and contributing to the prosperity of our shareholders, employees and business partners. We also support social housing, hospitals, schools, and transport improvements, through the provision of funding for government-supported infrastructure projects. In this way, as well as through the provision of socially responsible financial services and investment in the development of our employees, we aim to be a positive force for the development of a highly competitive and productive UK economy.

We take our responsibilities as a good corporate citizen very seriously, helping people from all parts of society to gain access to financial services. Against a background where individuals are taking increased responsibility for their own security, we play an important role in helping people to provide for the future.

Abbey National continues to build community partnerships through the Abbey National Charitable Trust. Total cash donations amounted to £2.4 million, compared with £1.8 million in 2000. The Trust's matched donation scheme had an excellent year, with over £600,000 raised in 2001 compared to £346,000 in 2000. In addition, our matched time scheme, where staff receive paid time off for charitable work, has had a successful first year. Our community groups, which organise employee involvement, are now established in all our main centres of employment.

I would also like to express my gratitude to Lord Tugendhat, who retired from the position of Chairman at the end of January. Over the last decade, Lord Tugendhat has overseen the transformation of the Group from a newly converted mortgage bank into a diversified, international provider of financial services. In my short time with the Group, it has become evident how invaluable his guiding hand has been.

I have always viewed Abbey National as one of the most forward-looking of UK finance institutions – and its track record of profit and revenue growth, allied to increasing cost efficiency, has been outstanding. I now look forward to contributing towards the future success of Abbey National.

Lord Burns
Chairman

- The Group will have three major value centres going forward:
  - Retail Banking
  - Wholesale Banking
  - Wealth Management and Long-Term Savings
- We take pride in building partnerships with all our stakeholders
- Total Charitable Trust cash donations amounted to £2.4 million, compared to £1.8 million in 2000

A range of e-banking services can be found at www.abbeynational.co.uk



Innovation, strength, investment

The Abbey National Group has delivered a resilient performance in 2001. We generated excellent new business levels across our retail franchises, and profits from our life assurance businesses increased by 34%.

However, at a Group level, profits were adversely affected by increased provisioning within the Wholesale Bank, including £95 million relating to the Enron Group, and reduced business volumes caused by market conditions facing First National's retailer and motor finance businesses. As a result, profit before tax fell 2% in 2001 to £1,938 million.

Notwithstanding this, we delivered revenue growth of 4% and met our cost commitments with operating expenses down by 1% (excluding significant merger and acquisition fees and additional goodwill amortisation). In addition, retail credit quality across the Group is the healthiest it has been for a decade.

Our retail franchises delivered record gross and net mortgage lending, and our best savings performance since 1994. We are also successfully taking on the 'Big 4' UK banks and opened over 450,000 personal current accounts, and increased our business banking account base by 55%.

Outlook for 2002

2002 will be another challenging year. We are re-focusing the Wholesale Bank and reducing its risk profile. This, combined with the uncertain outlook for the US economy, is expected to constrain profits growth in the Wholesale Bank in 2002. We are taking action in First National, and we have one more year of spread re-basing to manage in the Retail Bank.

Whilst cautious, we remain positive on the outlook for retail credit quality in 2002.

Looking ahead, the Retail Bank and Wealth Management and Long-Term Savings businesses will be our main engines of sustainable growth in the medium term – generating high quality, stable earnings as part of our strategy of building a balanced business portfolio.

"The Abbey National Group has delivered a resilient performance in 2001."



"We are also successfully taking on the 'Big 4' UK banks."



Retail credit quality across the Group is the healthiest it has been for a decade

Retail Banking

Strong performance

Retail Banking increased profit before tax by 2% to £1,303 million. As promised, operating expenses were kept well below last year's levels, which, combined with improved credit quality and profits from the sale of the credit card business to MBNA, more than offset the impact of managed spread decline.

Competing aggressively in mortgage and savings markets

The full year retail banking spread of 1.86% was comfortably ahead of our 1.75-1.80% target. At the same time we generated record gross mortgage lending of £17.2 billion, up 34%, and record net mortgage lending of £5.2 billion, up over 60%. This was our best performance ever, and delivered a 10% share of the net lending market, with capital repayments below our stock share for the third consecutive year. Deposit inflows showed a marked improvement on 2000, with a £1.5 billion inflow in the second half of the year alone.

On the attack in the personal banking market

We are on track to exceed our target of 4 million current account customers by the end of 2003. In 2001, we opened over 330,000 Abbey National branded bank accounts, up 37% on the previous year, and we now have around 3.6 million banking customers. We further increased our challenge to the 'Big 4' by launching a choice of either market leading in-credit rates or overdraft rates to our customers in January 2002.

Across the rest of the product range, we delivered strong sales performances. The unsecured loan asset grew by 14% to £1.7 billion, driven again by record gross lending that topped the £1 billion mark for the first time ever. Through our alliance with MBNA we have already issued over 160,000 new credit cards – increasing our card base by over 30%. In Retail Insurance, new business volumes of building and contents and protection insurance were up 15% and 34% respectively. Notwithstanding equity market conditions, the proportion of our customers that hold an Abbey National Life product improved from 14% to 16%, with profits from this business growing strongly.

Innovative business models

We will continue to seek new ways of doing business, and are committed to making innovative solutions work for our customers and shareholders. Branch superstores incorporating e-banking zones, play areas and Costa coffee outlets are all part of the 'convenience retailing' concept that is re-defining high street banking for our customers, and enabling us to increase sales levels. More than a third of our branches are now operating under an internal branch franchising scheme, with a full external pilot also under way.

We have registered over 1.1 million retail customers to our Retail e-banking service, and we have 13,000 mortgage introducers registered to our Introducer Internet service. These new platforms are boosting sales, with £2.3 billion of mortgage agreements already delivered online. E-commerce is also improving business efficiency, with absolute levels of counter-based transactions down by 12% as customers use more convenient and cost-effective channels.

In order to improve service levels, improve efficiency and reduce our cost base, we entered into strategic alliances with Capita Eastgate (Retail Insurance), EDS (Mortgage Processing) and MBNA (Credit Cards) – linking up with global

Retail Banking

- The Retail Bank has produced yet another year of growth
- In 2001, we opened over 330,000 Abbey National branded bank accounts, up 37% on 2000
- Net mortgage lending of £5.2 billion was our best performance ever





The Retail Bank web site can be found at www.abbeynational.co.uk

Wholesale Banking

- A sound business competing in many attractive markets
- The Wholesale Bank will increasingly focus on extending its customer franchises and growing shareholder value

Wholesale Banking's web site can be found at www.ants.co.uk

companies with expertise that can make a real difference in our service standards and product design.

Investing in the franchise

In 2002, we expect the retail spread to decline further, but to remain above 1.65% before flattening off in 2003 and beyond at around this level. We will increase headcount in the division, and have already started recruiting 500 staff dedicated to improving the switcher service. In addition, we are continuing to invest in numerous strategic projects that will see an increase in overall investment levels in 2002. This investment in a business that represents around half of the Group reflects our confidence in its future.

This business is in good shape, the prospects are improving steadily, and we have a winning proposition.

Wholesale Banking

Profits down 12%

Wholesale Banking profit before tax fell 12% to £504 million, largely due to an increase in provisions to £256 million. This mainly stemmed from the deterioration in certain sectors within the high yield securities portfolio, and provisions of £95 million relating to the Enron Group.

The well-established Asset Financing and Securities Financing businesses were the main sources of income and profit growth in 2001. Profit before tax for these businesses grew by 33% and 82% respectively.

Credit quality

95% of total credit exposure has remained investment grade since the half year, and the absolute level of sub-investment grade exposure has reduced. As part of this, exposure to high yield securities has been reduced, and now stands at £1.3 billion net of provisions, compared to £1.5 billion at the half year.

Management change

Mark Pain, previously the Group Finance Director, was appointed Managing Director of the Wholesale Bank in November. Mark brings a new management style to the Wholesale Bank as the business enters a new phase of its development. The existing senior management team has also been complemented with external appointments, bringing enhanced operational and risk management expertise to the business.

Outlook positive

In the future, the business will be increasingly focused on growing shareholder value rather than profits growth, and will only be allocated capital by the Group for businesses where it can generate attractive returns on a risk-adjusted basis.

In doing this, the Wholesale Bank will increasingly focus on extending its customer franchises, competing selectively in markets where it can add value through these relationships and the breadth of its operations. Risk and financial management will play an increasingly important role in the development of the business, and the risk profile will be reduced.

In 2002, we expect the Wholesale Bank's risk weighted assets to be held broadly flat. The outlook for the US recession remains uncertain, which, combined with the impact of refocusing the business and reducing its risk profile, is expected to constrain profits growth in 2002.

This remains a fundamentally attractive business, important to the Group, with complementary income streams and strong positions in growth markets. The challenge for the Wholesale Bank is to translate this into shareholder value by generating attractive risk adjusted returns.

Business to Business

First National

Profit before tax in First National fell by 37% to £92 million. This was largely due to difficult market conditions in the used car finance and retailer finance markets where average asset balances and margins have fallen, reducing income in 2001. We have maintained our policy of not competing at the expense of credit quality.

Looking into 2002, we will continue to invest across First National to improve operational efficiency, and have been encouraged by recent improvements in the motor and retailer finance markets.

For example, First National's motor loan assets have grown steadily since August, reflecting strong new car sales in the



"This business is in good shape, the prospects are improving steadily, and we have a winning proposition."



We are continuing to invest in numerous strategic projects that will see an increase in overall investment levels in 2002

second half of the year. The retailer finance business has successfully completed its outsourcing of back-office administration, and is currently piloting an electronic point of sale system to deliver online loan decisions. Both are visibly improving customer service and operating efficiency, and have been instrumental in the recruitment of new suppliers in the latter part of the year.

On the attack in the SME banking market

Business Finance is spearheading our attack on the small and medium enterprise (SME) banking and finance markets, and has made great strides this year. £11 million was invested to develop a business banking IT platform to support new banking products for limited liability companies. This launched in early 2002, with market leading interest rates to complement our market leading rates in the personal current account market. Already, new account openings are up almost 30% on the same period last year.

First National already serves over 190,000 business customers, with the in-credit business account base now approaching 55,000, and deposit balances of £2.3 billion, up 40% in the year alone. Going forward, the business banking initiative will leverage the Abbey National branch network, and represents a significant area of growth potential for the Group.

Strong earnings growth in Scottish Mutual

Profit before tax in Scottish Mutual (before the impact of Scottish Provident) increased by 45% to £164 million. The strong growth in profits reflects higher earnings from the in-force book, the benefit from normal experience variations and cost efficiencies across the enlarged business portfolio. The contribution from new business benefited from an improved product mix and an increase in international sales, offsetting the effect of a 4% reduction in new business premiums. Funds under management have increased by 8%, against a stock market decline of around 15% – again reflecting the strong levels of new business generation.

Successful acquisition of Scottish Provident

In August, we welcomed Scottish Provident to the Group. Integration is progressing well with £10 million of integration investment already incurred. We remain confident of achieving the £55 million of cost savings originally targeted. In the five months since completion, the business contributed £30 million to profits and £110 million of new business premiums.

Diversifying the life assurance portfolio

In 2001, we made good progress in broadening our product range and geographic reach. For example, International new business premiums were up 50% to almost £800 million, and through Scottish Provident's physical presence in Dubai, Hong Kong and Ireland, we have further enhanced our international earnings capability. The acquisition has also provided us with a leading position in the individual protection market in the UK.

Life assurance now represents over 20% of the Group's profit before tax, and has generated yet another year of strong profits growth. We now have a comprehensive portfolio of products, brands and channels encompassing Scottish Mutual, Abbey National Life and Scottish Provident. We have confirmed our position as a major force

Business to Business

- 55,000 business bank accounts opened – deposit balances stand at £2.3 billion, a 40% increase on last year
- Scottish Mutual pre-tax profits increased 45% to £164 million, before Scottish Provident
- We have confirmed our position as a major force in the UK life assurance market



Scottish Mutual's web site can be found at www.scottishmutual.co.uk

We will continue to leverage innovative business models that add value for our customers and shareholders



"We are in good shape and we are strategically well placed for growth."

Business to Consumer

- In July we acquired Fleming Premier Banking, boosting our position in the premier banking market
- cahoot exceeded its target for 2001, with 239,000 accounts now opened

cahoot's web site: www.cahoot.com
Inscape's web site: www.inscape.com

in the UK life assurance market – a market we expect to continue to be one of the fastest growing in UK financial services.

Business to Consumer

The Business to Consumer banking division brings together our wealth management businesses that now serve over 600,000 customers, and has deposits fast approaching £10 billion. In July, we acquired Fleming Premier Banking, boosting our position in the premier banking market. We also generated strong organic growth through our Abbey National Offshore operations, with deposits up 15% to over £4.6 billion. This contributed to profit before tax from our established wealth management businesses increasing 29% to £63 million.

New ventures progressing well

cahoot has exceeded its target for 2001, with 239,000 accounts now opened, current account balances increased to £1.9 billion, and excellent levels of brand awareness achieved in 18 months. The results are compelling, with strong customer retention and growing cross-sales metrics.

Inscape had a tougher time in the face of uncertain equity markets and reduced consumer confidence. However, customer acquisition in the second half of the year showed a marked improvement on the first six months, the proposition itself is working well, customer feedback has been excellent – and we are leveraging the Inscape products and platforms through our Offshore and Retail Banking businesses.

In conclusion

In 2002, we will continue to invest in, and build on, existing strong retail franchises. We will continue to compete aggressively in the UK's mortgage and savings markets – as well as attacking the personal current account and SME banking markets. And Scottish Provident will make its first full year of contribution to our growing life assurance portfolio.

We will continue to leverage innovative business models that add value for our customers and shareholders. 2001 was an excellent year in this respect – but there is more to come.

There is work to be done in the Wholesale Bank and First National – this is in hand – and we have one more year of significant spread re-basing to manage in the Retail Bank.

As a Group, our priority is always to grow revenues, to grow profits, but first and foremost, to grow value for our shareholders.

We are in good shape and we are strategically well placed for growth.

Ian Harley
Chief Executive

Financial highlights

- Profit before tax down 2% to £1,938 million (2000: £1,975 million).
- Profit before provisions and tax up 6% to £2,448 million (2000: £2,301 million).
- Total operating income up 4%[1] to £4,298 million (2000: £4,116 million).
- Total operating expenses[2] increased by 2% to £1,850 million (2000: £1,815 million).
- Excluding corporate advisory fees in relation to major merger and acquisition activity and goodwill amortisation, operating expenses fell 1% delivering on the commitment to keep costs below 2000 levels.
- Cost: income ratio improved to 43.0% (2000: 44.1%).
- Provisions charge for bad and doubtful debts decreased by 4% to £263 million (2000: £273 million).
- Amounts written off fixed asset investments in the Wholesale Bank, including £95 million relating to the Enron Group, were up to £256 million (2000: £32 million).
- Earnings per share of 84.9 pence, down 9% (2000: 93.4 pence), with the post-tax return on equity at 17.3% (2000: 21.5%).
- Full year dividend per share increased 10% to 50.0 pence (2000: 45.5 pence), including a final dividend of 33.2 pence, reflecting confidence in the future prospects of the Group.

1 Total operating income growth is stated after deducting depreciation of operating lease assets.
2 Total operating expenses excludes depreciation of operating lease assets.

Segmental profit and loss account

Profit before tax	2001 £m	2000 £m
Retail Banking	1,303	1,283
Wholesale Banking	504	575
Business to Business	284	254
Business to Consumer	(37)	(48)
Group Infrastructure	(116)	(89)
Profit before tax	**1,938**	1,975

Analysis of significant profit and loss items

The tables below explain how the Group operating expense target has been achieved, and provides details of other significant items included within the Group results.

Operating expenses	2001 £m	2000 £m
Operating expenses excluding operating lease depreciation	1,850	1,815
Less:		
Amortisation of goodwill	(36)	(12)
Corporate advisory fees in relation to major merger and acquisition activity	(26)	(5)
	1,788	1,798

Profit on significant disposals	2001 £m	2000 £m
Profit on sale and leaseback of property portfolio	-	65
Profit on sale of the credit card business	49	-
Profit on sale of Aitken Campbell	52	-
	101	65

Profit from newly acquired businesses	2001 £m	2000 £m
Porterbrook	53	35
Scottish Provident	30	-
	83	35

Other items	2001 £m	2000 £m
Investment expenditure		
e-commerce	20	28
Branch restructuring	-	18
Integration / transformation of First National	27	47
SME banking	11	2
	58	95
Provisions		
Amounts written off Enron Group exposures	95	-

Results of operations of the Group by business segment

Retail Banking

	2001 £m	2000 £m
Net interest income	1,545	1,578
Commissions, fees and other income	807	810
Total operating income	**2,352**	2,388
Operating expenses	(912)	(944)
Provisions	(137)	(161)
Profit before tax	**1,303**	1,283
Profit by business		
Mortgages and savings	938	934
Banking and unsecured lending	75	51
UK Retail Bank	1,013	985
Abbey National Life	202	182
Retail Insurance	88	116
Profit before tax	**1,303**	1,283
Cost: income ratio (%)	38.8	39.5
Retail Banking net interest spread (%) [1]	1.86	2.01
Retail Banking net interest yield (%) [1]	5.93	6.79
Retail Banking net interest cost (%) [1]	4.07	4.78
Retail Banking margin (%) [1]	2.11	2.27
Average interest earning assets (£bn) [1]	*68.8*	*65.4*
Average risk weighted assets (RWA) (£m) [2]	37,310	35,347
Post tax return on regulatory equity (RoE) (%) [2]	26.7	28.5

1 Spread and margin calculations exclude unsecured lending, Retail Insurance and Abbey National Life
2 RWA and RoE analysis are for UK Retail Bank only

Retail Banking profit before tax increased by 2% to £1,303 million (2000: £1,283 million). The increase is attributable to:

- strong new business flows in mortgages, savings and unsecured lending in part offsetting the impact of the ongoing managed spread decline of 15 basis points to 1.86% (2000: 2.01%). The spread for 2002 will be managed down further, but is expected to remain above 1.65% before flattening off in 2003 and beyond at around this level;
- a small decline in commissions, fees and other income. This is largely due to the removal of ATM disloyalty fees, increased introducer commissions payable, and the non repetition of the proceeds from the sale of our share in the insurance underwriting joint venture with CGNU, realised in 2000. This was partly offset by increased Abbey National Life embedded value earnings and the profit on sale of the credit card business to MBNA;
- ongoing efficiency programmes reducing operating expenses by £32 million. In 2002, costs are expected to rise as we invest in our insurance and mortgage strategic alliances, and strengthen our franchise through the promotion of our current account; and
- record low levels of secured arrears, unsecured arrears improving steadily, and the removal of credit card risk, in total resulting in a £21 million reduction in the bad debts provisions charge.

Transforming the business

Change and innovation is embedded in the Retail Bank strategy, and has delivered numerous benefits including:

- ground breaking strategic alliances that have been established with world-class organisations such as EDS, MBNA and Capita Eastgate. These alliances will deliver enhanced customer services, best in class unit processing costs and the ability to respond quickly to changes in the market;
- the development of the internal branch franchising initiative. This is delivering a significant sustained sales uplift, and now covers over one third of the branch network. The initiative is delivering value to shareholders, customers and colleagues, and has now progressed to the next stage of "shared ownership" franchises;
- the rollout of a further 14 Costa coffee superstores, and further investment in the design of our branches as retail outlets. These innovations were recognised when Abbey National became the first bank to win the 'Retail Innovation of the Year Award'; and
- the repricing of the Retail Bank's personal current account, now offering excellent rates whether in credit or in overdraft, in addition to fair banking charges and access through all of its distribution channels.

Mortgages and Savings

Profit before tax in mortgages and savings of £938 million (2000: £934 million), with the managed spread reduction of 15 basis points offset by strong new business flows and cost savings.

Group share of UK mortgage market:

	2001 £bn	2001 %	2000 £bn	2000 %
Gross lending	17.2	10.7	12.8	10.7
Capital repayments	12.0	11.3	9.6	12.2
Net lending (change in outstanding stock)	5.2	9.5	3.2	7.9
Stock	73.1	12.4	67.9	12.7

A 10% share of a record mortgage net lending market, is at the top end of the targeted 5-10% range, achieved through:

- competitive pricing supported by the relaunch of our mortgage portfolio, resulting in around 75% of new business being written into new flexible products;
- outperforming the market in both the first time buyer and former owner occupier segments; and
- bespoke Internet functionality for introducers, with 13,000 registered, and a leader of the market in terms of speed and service, with further functionality planned in 2002.

It has been another year of positive industry recognition, picking up no fewer than four accolades:

- Your Mortgage Award Best Overall Lender 2001-2002;
- Your Mortgage Award Highly Commended Bank 2001-2002;
- Your Mortgage Award Highly Commended Flexible Mortgage Lender 2001-2002; and
- Legal & General Award for Introducer Internet.

There has been a continued improvement in arrears, with a further 14% reduction in three month plus arrears to 19,183 cases. The lending mix has continued to improve, with loan to value lending over 90% significantly lower than a year ago. In addition, the proportion of first time buyer business is now 27% of gross lending, down from 39% two years ago.

The joint venture with EDS for the servicing and administration of Abbey National's mortgages and personal loans was successfully launched on 1 May 2001. In the current year we have benefited from annualised cost savings of around £9 million.

Group share of UK retail household liabilities market:

	2001 £bn	2001 %	2000 £bn	2000 %
Change in UK retail household liabilities	3.4	7.0	1.2	3.6
Outstanding UK retail household liabilities	55.1	8.3	50.9	8.3
Cash ISA sales	2.5	9	1.3	11
Investment ISA sales	0.3	5	0.7	7

Across the Group, there were deposit inflows of £3.4 billion (2000: £1.2 billion) equating to a market share of 7%. This included strong inflows into Abbey National branded business banking and deposit accounts, Offshore Wealth Management operations, cahoot and Cater Allen.

In the Retail Bank, deposit inflows were over £0.5 billion (2000: £(0.2) billion), with strong inflows of £1.5 billion in the second half of the year. This reflected demand for the security of cash-based deposits, combined with an improved branch-based product offering that ensured a competitive range for all groups of customers. In the latter part of the year, Abbey National has taken positive steps to protect retail savers from the lowest base rates seen since 1963.

Banking and Unsecured Personal Lending

Profit before tax of £75 million (2000: £51 million) was up, reflecting the proceeds from the sale of the credit card business to MBNA and increased banking and unsecured lending volumes. This was in part offset by the removal of ATM disloyalty fees and a more competitive banking fee structure.

	2001	2000
Number of Abbey National bank accounts (ANBA) (000)	2,346	2,101
Number of Abbey National bank account openings (ANBA) (000)	332	242

The Retail Bank's current account now offers the highest in-credit interest rates and lowest overdraft rates on the high street, in addition to fair banking charges and access through all of its distribution channels.

In 2001, the number of bank account openings was 332,000, up 37% on last year.

The total bank account customer base (including joint account customers) is now around 3.6 million compared to 3.4 million at December 2000, representing good progress towards reaching our target of 4 million customers by the end of 2003.

The launch of the graduate and youth propositions provides an opportunity to develop long-term value adding relationships. The e-banking platform provides multi-channel choice and flexibility for the customer, and encourages deeper customer relationships. E-banking customers currently hold 3.09 products compared to an average of 2.13 per active customer across the bank as a whole.

Banking provisions decreased due to the sale of the credit card business, and more effective risk and debt management on overdrafts resulting in a 11% reduction in the value of arrears against a 22% growth in the overdraft asset.

Since July, we have launched a broad range of credit cards to meet varied customer needs, manufactured and administered by MBNA, combining their scale and expertise with our own distribution and retailing skills. MBNA have stated that, "the start we have made with Abbey National has been the most successful ever with any of our global alliances, reflecting the power of its brand".

To date we have issued 162,000 new credit cards. Existing Abbey National credit card customers have been successfully transferred to the new arrangements, with total cards in issue now in excess of 610,000. This represents an uplift of 33%, and the business remains confident of reaching the target of two million cards in issue by the end of 2005.

All credit risk associated with existing and new credit card customers is borne by MBNA.

The net unsecured personal loan asset has increased by 14% to £1.7 billion, driven by the second successive year of record gross lending of £1.1 billion (2000: £1.0 billion). In total, the provisions charge associated with the unsecured loan book has increased in line with growth in the overall asset.

The implementation of risk based pricing in the fourth quarter will deliver enhanced product propositions to our customers. At the same time it is expected to further improve the credit quality of the portfolio.

Retail Insurance

Retail Insurance has seen a decline in profit before tax to £88 million (2000: £116 million), largely arising from lower profitability of the motor insurance portfolio, one-off disposal gains in 2000 and investment in the new policy processing platform in 2001.

New business volumes outside of motor lines have increased significantly, with buildings and contents up 15% and protection insurance up 34%. Introducers have contributed strongly with sales up over 350%, and further growth is expected in 2002 with the full introduction of an online solution. The business continues to focus on existing customers, with new initiatives aimed at retaining valuable customers.

The outsourcing of our policy and claims administration to Capita Eastgate and Norwich Union Insurance has been successfully implemented, and is already generating improvements in customer service standards.

The development of the insurance platform is progressing well and the first phase offering home insurance over the Retail e-banking platform was successfully delivered during 2001. Motor insurance through direct and Internet channels is due to be launched in the second quarter of 2002, enabling greater product pricing flexibility, an improved range and a higher level of service.

Through these strategies, we are confident of achieving the target of growing the policy portfolio from 1.6 million to 2 million by the end of 2003.

Abbey National Life

Key statistics:

	2001 £m	2000 £m
New business premiums		
Single		
– Pension	22	21
– Life	809	850
– PEPs, Unit Trusts and ISAs	542	772
	1,373	1,643
Annual		
– Pension	18	13
– Life	20	[illegible]
– PEPs, Unit Trusts and ISAs	41	39
	79	68
Total new business premiums	1,452	1,711
Annualised equivalent [1]	216	232
Total expense ratio (%) [2]	64.7	65.4

Abbey National Life includes Abbey National Unit Trust Managers and Abbey National PEP and ISA Managers.

1 Annualised equivalent = annual premiums plus 10% of single premium business.

2 Total expense ratio is operating expenses and commissions over annualised new business premiums.

Abbey National Life has performed well in 2001, despite tough equity market conditions. New business premiums have fallen below last year's record levels, largely due to reduced single premium ISA sales. Profit before tax was up 11% to £202 million. The main highlights for the year were:

- higher earnings from the in-force book, more than offsetting the impact of lower business volumes, reflecting the significant growth in the book in recent years;
- protection plan sales growing by 35%, benefiting from a relaunch of the product earlier in the year and improved strike rates leveraging record mortgage lending;
- growth in pension sales, including Stakeholder Pensions, up 18%. Abbey National has been a key provider of Stakeholder Pensions for individuals and companies since they were introduced in April 2001. A recent ABI survey indicates that Abbey National is the 6th largest individual stakeholder provider and the 10th largest provider for the Group stakeholder;

- 2,600 companies choosing Abbey National Life to provide Stakeholder Pensions for their employees;
- sales of the With-Profit Investment Bond increasing by 30% over last year's levels;
- a record level of new sharesave and share incentive plans; and
- improvements in the expense ratio to 64.7% (2000: 65.4%) leveraging the benefits of the shared operating cost platforms.

Wholesale Banking

	2001 £m	2000 £m
Net interest income	508	441
Commissions, fees and other income	590	423
Total operating income	**1,098**	864
Operating expenses excluding depreciation of operating lease assets	(186)	(155)
Depreciation of operating lease assets	(152)	(100)
Provisions	(256)	(34)
Profit before tax	**504**	575
Profit by business:		
Asset financing	211	159
Wholesale lending	83	135
Asset-backed investments	134	149
Risk management & financial products	88	76
Securities financing	69	36
Treasury and other	14	18
Profit before tax excluding amounts written off Enron Group exposures	**599**	575
Amounts written off Enron Group exposures	(95)	–
Profit before tax	**504**	575
Balance sheet by business:	**£bn**	£bn
Asset financing	16	13
Wholesale lending	21	21
Asset-backed investments	25	26
Risk management & financial products	3	3
Securities financing	24	29
Treasury and other	13	11
Total assets	**102**	103
Cost: income ratio (%)	19.7	20.3
Net interest margin (%)	0.45	0.43
Average interest earning assets (£bn)	112.9	103.0
Average risk weighted assets (RWA) (£bn)	40.0	34.3
Post tax return on regulatory equity (%)	12.4	17.2

Wholesale Banking profit before tax fell 12% to £504 million, largely due to a marked increase in amounts written off fixed investments to £256 million (2000: £34 million). This mainly stemmed from the deterioration in certain sectors of our high yield portfolio against a backdrop of a slowdown in the US economy, and exposures to the Enron Group.

Strong new business flows in asset financing, risk management and financial products, and securities financing, contributed to a 24% growth in operating income, net of operating lease asset depreciation, to £946 million. Ongoing lending and strong new business margins contributed to a 15% increase in net interest income, to £508 million. Margins also benefited from improved funding costs, supported by the establishment of a US branch, which has broadened Abbey National's access to global funding markets.

Commission, fees and other income, net of operating lease depreciation, increased by 36% to £438 million, reflecting strong new business flows, the full year contribution from Porterbrook, and risk management and financial product income. Private equity realisations (net of funding costs) were again positive, but below last year's levels, and the market value of the portfolio remains in line with its book value. Total commissions, fees and other income represented just under 50% of total operating income.

Operating expenses increased by £31 million, reflecting increased investment in the development of business activities, the establishment of an international presence in the US and enhancements to the infrastructure and risk controls to support continued growth. The cost: income ratio improved to 19.7% (2000: 20.3%).

Amounts written off fixed asset investments increased to £256 million (2000: £34 million), largely reflecting a deterioration in certain sectors of the high yield securities portfolio, against a backdrop of a slowdown in the US economy, and exposures to the Enron Group.

95% of the total credit exposure has remained investment grade since the half year, and the absolute level of sub-investment grade exposure has reduced. Exposure to sub-investment grade high yield securities has also been reduced, and now stands at £1.3 billion net of provisions, compared to £1.5 billion at the half year.

By business unit, the significant drivers were:

- the Asset Financing business strengthened their leading market position as a provider of infrastructure finance, boosted their project finance presence, and with Porterbrook, contributed over a third of the Wholesale Bank's profits;
- Risk management and financial products benefited from stronger internal and external customer flows across the business, and completed its first full year of providing credit derivatives;
- success in the UK and European securities financing markets, which increased profitability strongly, and has been extended to the US market; and
- the establishment of a US branch in October 2001, which has enhanced the Group's wholesale funding franchise.

Wholesale Banking strategic update

The Wholesale Bank is a sound business, competing in many attractive markets.

Going forward the business will seek to improve risk-adjusted returns to shareholders.

The business will focus on markets where it can leverage existing customer relationships. It will work harder to drive synergies within the Wholesale Bank, and across the Group, and it will reduce its risk profile. Capital will only be invested in those aspects of the Wholesale Bank that deliver attractive returns on a fully risk – adjusted basis.

The Wholesale Bank comprises a traditional treasury operation, a commercial banking business (including its asset financing, commercial lending operations, securities financing and risk management activities), and a large portfolio of investments.

The Treasury function will continue to contribute significant value to the Group through its outstanding global funding franchise, and highly skilled and innovative capital raising ability.

Extending the customer franchise

The commercial banking business will align itself more strongly to those sectors where it can build on existing strong customer relationships, market positions, and competitive advantage. The Wholesale Bank already has around 1,500 direct relationships with customers including corporates, governments, insurance companies, mutual funds and banks. It is also the leading provider of finance for the growing Public-Private Partnerships sector in the UK.

These franchises will be developed, deepening customer relationships through the provision of value added services. The business will increasingly participate in those parts of the value chain that deliver more attractive margins, fees and commissions. In particular, it will focus on commercial lending where we can lead or co-arrange deals.

The Wholesale Bank has scope to drive synergies harder within its own business, and with other Group companies. In particular, Risk management and financial products is involved in adding value to transactions and deepening relationships with customers through its structuring capability. This business also provides product design and structuring facilities for the Retail Bank, Scottish Mutual and our wealth management businesses, delivering competitive, structured investment products to customers.

Through leveraging this expertise, the Wholesale Bank can deliver more complete and tailored financial solutions for the Group's retail, business and corporate customers.

Increased emphasis on risk management

The business will build on its already sound risk management practices, enhancing the established risk management framework and expertise to deliver leading edge risk management tools, metrics, policies and practices.

The managed portfolio of investments will be re-focused on a well-diversified portfolio of higher quality assets, and we do not expect to increase exposures to certain higher risk portfolios above the current level.

Good progress has already been made in reducing the risk profile of the Wholesale Bank. Since the interims, 95% of the total credit exposure has remained investment grade despite market conditions, with the absolute level of sub-investment grade exposure reducing. Exposure to sub-investment grade high yield securities has been reduced, and now stands at £1.3 billion net of provisions, compared to £1.5 billion at the half year.

Business to Business	2001 £m	2000 £m
Net interest income	578	593
Commissions, fees and other income	269	180
Total operating income	847	773
Operating expenses excluding depreciation of operating lease assets	(333)	(326)
Depreciation of operating lease assets	(104)	(78)
Provisions	(126)	(115)
Profit before tax	284	254
Profit by business		
Scottish Mutual	164	113
Scottish Provident	30	–
First National	92	147
European operations	(2)	(6)
Profit before tax	284	254

Profit before tax increased 12% to £284 million, reflecting strong profit growth in Scottish Mutual, up 45% to £164 million, and the acquisition of Scottish Provident, contributing £30 million since 1 August 2001. Difficult market conditions facing First National led to a fall in profit before tax to £92 million (2000: £147 million).

Profit growth in Scottish Mutual (excluding Scottish Provident) is driven by higher earnings from the in-force book, normal experience variations and cost efficiencies across the enlarged business portfolio. The contribution from new business benefited from an improved product mix and an increase in international sales, offsetting the effect of lower overall new business volumes, which fell 4% to £2.5 billion.

The decline in First National profit before tax of 37% is largely due to reduced average asset balances in motor and retailer finance. In addition, margins across First National were reduced at 6.35% (2000: 7.06%) reflecting in part a change in the mix of assets with considerable growth in Consumer Finance and Business Finance loan assets. Operating expenses excluding operating lease depreciation were up by 2%, due to ongoing investment and the impact of acquisitions such as Highway Vehicle Finance. Credit quality has remained robust, with provisions marginally higher, largely due to increased voluntary terminations in motor finance compounded by increased loss on disposal as a result of falling residual values. The business has maintained its policy of not competing at the expense of credit quality.

Continental Europe's results include £4 million relating to euro conversion which was successfully completed. Excluding the euro conversion costs, both the French and Italian businesses are now profitable.

Scottish Mutual (excluding Scottish Provident)
Key statistics:

	2001 £m	2000 £m
New business premiums		
Single		
– Pension	717	720
– Life	1,686	1,796
	2,403	2,516
Annual		
– Pension	47	37
– Life	17	17
	64	54
Total new business premiums	2,467	2,570
Annualised equivalent [1]	304	306
Total expense ratio (%) [2]	76.2	75.0

Scottish Mutual Assurance includes Abbey National Financial and Investment Services, Scottish Mutual International, Scottish Mutual International Fund Managers, Scottish Mutual PEP and ISA Managers, Scottish Mutual Pensions, Talorcan and Abbey National Asset Managers.

1 Annualised equivalent = annual premiums plus 10% of single premium business.

2 Total expense ratio is operating expenses and commissions over annualised new business premiums.

Despite competitive market conditions and uncertainty surrounding equity markets, Scottish Mutual has continued to perform strongly in the IFA channel in the UK, as well as diversifying into international markets. Profit before tax was up 45% to £164 million.

The main features were:

- higher earnings from the in-force book reflecting the strong growth in the business portfolio over recent years. This is the most significant driver of profitability in Scottish Mutual;
- total new business premiums were down 4% on last year's record levels, to £2.5 billion, largely due to reduced single premium investment bond sales in the UK;
- sales of single premium pensions increased 36% to £532 million, excluding institutional pension mandates. Sales of Group Personal Pension regular contracts have increased 55%, boosted by the launch of Stakeholder versions in April;
- Scottish Mutual International new business premiums increased by almost 50% to £789 million, with sales of the With-Profit Bond rising 66%. Scottish Mutual International's profit before tax has increased 205% to £23 million;
- the successful launch of Talorcan, Abbey National's alternative investment fund management operation, in 2001;
- Scottish Mutual continued to leverage its shared operating platforms, with an expense ratio of 76.2%, one of the lowest in the industry;
- funds under management of £16.2 billion are some 8% higher than at the end of 2000, compared to a stock market decline of around 15% over this period, reflecting continued strong flows of new business.

Scottish Provident [1]
Key statistics:

	5 Months from 1 August 2001 £m	5 Months from 1 August 2000 £m
New business premiums		
Single		
– Pension	13	16
– Life	65	91
	78	107
Annual		
– Pension	2	4
– Life	30	37
	32	41
Total new business premiums	110	148
Annualised equivalent [2]	40	52

Scottish Provident includes Scottish Provident UK, Ireland and Isle of Man

1 Whilst the acquisition was announced in September 2000, Scottish Provident only became part of the Group on 1 August 2001.

2 Annualised equivalent = annual premiums plus 10% of single premium business.

The Scottish Provident acquisition was successfully completed on 1 August 2001, and integration is progressing well:

- full integration of the management structure and sales force has been completed;
- in only five months since acquisition, we have made good progress towards achieving the £55 million in annualised savings targeted by 2003; and
- to date implementation costs of £10 million have been incurred.

The acquisition accelerates the diversification of the Life Assurance portfolio:

- establishing a leading position in the individual protection market in the UK, which Scottish Provident has maintained despite increased competition and some associated margin erosion; and
- extending the international earnings capability and providing a physical presence in Dubai, Hong Kong, and a domestic business in Ireland.

In total, new business premiums in the five months since completion were £110 million (five months from August 2000: £148 million), and the business contributed £30 million to profit before tax after taking into account the implementation expenses of £10 million:

- since the acquisition, total premiums earned have shown marked improvement; and
- Scottish Provident has been voted "Best Life Protection Provider" in the Money Marketing Awards and "Overall Protection Provider" in the Financial Adviser IFA and Provider Awards. In addition, it has retained its 5 Star Service award at the 2001 Financial Adviser Life Insurance Association Service Awards.

First National
Key statistics

	2001 £m	2000 £m
Net loan assets		
Unsecured	1,140	949
Secured	2,097	1,936
Consumer Finance	3,237	2,885
Motor Finance	2,869	2,906
Business Finance	1,356	1,111
Retail Finance	1,366	1,772
Total net loan assets	8,828	8,674
Cost: income ratio (%)	57.3	52.5
Net interest margin (%)	6.35	7.06
Average interest earning assets (£bn)	7.9	7.8
Average risk weighted assets (RWA) (£m)	9,287	9,370
Post tax return on regulatory equity (%)	9.8	16.1

Business Finance
The business currently offers a banking service and a range of asset finance solutions to businesses, including leasing, factoring, commercial loans, deposits and vehicle finance:

- in 2001, the business invested £11 million to develop a new business banking IT platform to support a new bank account for limited liability companies in 2002. This represents an area of significant growth potential for the Group;
- the SME bank account base increased by 55% to nearly 55,000, with deposits from SME customers up 40% to £2.3 billion;
- the business recently won the 'Best Company Bank Account Provider 2002' award from the magazine Business Moneyfacts for offering the UK's best value business bank account;
- asset growth in the division has been strong, up 22% to £1.4 billion (2000: £1.1 billion);
- a new middle ticket asset finance business was launched, enhancing the product portfolio; and
- in total, First National is now serving over 190,000 customers.

Consumer Finance
The division is the provider of secured and unsecured loans via introducers, for a range of purposes. Highlights were:

- loan assets grew by 12% to £3.2 billion (2000: £2.9 billion), assisted by substantial increases in second mortgage business;
- the successful implementation of a new loan administration system leading to immediate efficiency benefits; and
- the business provides funding for customers of many of the leading litigation claims management companies in the UK.

Motor Finance
Provides finance for new and used vehicle purchases and vehicle leasing through motor dealerships. Key information:

- the market for point of sale car finance fell in 2000 and 2001. This reflected the uncertainties surrounding the review of new car prices and also the consequent fall in used car prices. As a result, First National's average assets fell by 9% in 2001. In the second half of the year, point of sale finance has increased and First National's market share of both new and used car finance has improved. As a result, asset balances have grown steadily from their low point in August, leading to assets at year end being broadly flat compared to 2000;
- the business has continued to roll out the 'First On-line' introducer internet facility, now operational in over 2,200 motor dealerships; and
- during the year First National signed a deal with MG Rover to provide finance through its dealer network. It also became the main finance provider for two of the leading e-commerce car retailers in the UK.

Retail Finance
Provides point of sale finance through retailers of furniture, electrical and home technology goods. Key information:

- Retail Finance currently provides finance to over 2.5 million customers;
- in the point of sale retail finance market, the value of instalment credit sold in 2001 declined sharply, largely as a result of a sharp decline in personal computer sales and prices. As a result, the business suffered a 16% fall in average loan assets;
- the outsourcing of back-office administration to Experian was completed, enhancing flexibility and efficiency;
- a new electronic point of sale system was launched providing online loan decisions, assisting in the recruitment of new suppliers in the latter part of the year, including significant new retailers in the furniture, electrical and DIY sectors; and
- a pilot was launched with MBNA to sell credit cards to the Retail Finance customer base in the second half of 2001.

European Operations
Highlights for the year include:

- the successful conversion of systems to the euro, which has also provided the Group with valuable experience should the UK join the single currency. Conversion costs of £4 million have been incurred this year, and excluding these, operations were profitable;
- net lending growth of 19% to £437 million (2000: £366 million); and
- a 26% increase in assets to £2.2 billion.

Business to Consumer

The Business to Consumer division includes the Abbey National Group's Wealth Management businesses. It is made up of a range of independently branded businesses that are based on and offshore, offering higher net worth customers a broad range of financial services through different distribution channels.

During 2001, the division has continued to invest in developing new and established businesses, with considerable success in attracting new customers to the Group.

	2001 £m	2000 £m
Net interest income	104	76
Commissions, fees and other income	30	56
Total operating income	134	132
Operating expenses	(163)	(177)
Provisions	(8)	(3)
Loss before tax	(37)	(48)
Profit / (loss) by business type		
Established Wealth Management operations	63	49
Inscape	(37)	(34)
cahoot	(63)	(63)
Loss before tax	(37)	(48)

The loss before tax for the division of £(37) million has reduced by 23%, with profits in the established Wealth Management business well ahead of last year. Operating losses in Inscape and cahoot are broadly unchanged, with these businesses moving through their start-up phase and progressing towards critical mass.

Abbey National will continue to develop the businesses as part of an integrated wealth management portfolio. The customer propositions are performing well, and are well positioned in long-term growth markets.

Business Statistics	2001 £m	2000 £m
Abbey National Offshore	4,655	4,032
Cater Allen (including Fleming Premier Banking)	3,136	795
cahoot	1,870	177
Total retail deposits	9,661	5,004
cahoot unsecured lending (including overdraft and credit card)	214	57
Abbey National Offshore mortgages	39	39
Total retail lending	253	96

Number of cahoot accounts (000)		
Money transmission accounts	112	17
Credit cards	73	35
Unsecured loan accounts	32	-
Other cahoot accounts	22	2
Total cahoot accounts	239	54

Established Wealth Management Businesses
The established Wealth Management operations have again performed strongly in 2001, targeting the UK and expatriate high net worth market. Highlights:

- strong growth in retail deposit balances, up 61%, to £7.8 billion (2000: £4.8 billion). This has been achieved through organic growth in Abbey National Offshore and the combined Cater Allen businesses of 30%, and £1.5 billion of deposits arising from the Fleming Premier Banking acquisition;
- good progress made in the integration of Fleming Premier Banking into the existing Cater Allen business, significantly increasing the market share in the premier banking market. Since acquisition the sales and management teams have been fully integrated, customer retention has been excellent, and deposit balances are up by 15% to £1.7 billion since acquisition in July;
- significant increase in James Hay Pension Trustees Ltd's market presence in self-invested personal pension funds under administration, now administering £7 billion of funds. This represents some 45% of the total market, growing the self-invested personal pension client base by 20% to 25,200; and
- City Deal Services, the Group's execution-only stockbroker, enhanced its strong reputation for customer service, winning the Daily Telegraph National Customer Service (small company finance) award.



cahoot

cahoot has continued to build its account and customer base, with the following performance highlights:

- well ahead of target, with over 239,000 accounts now opened;
- excellent growth in current account balances to £1.9 billion (2000: £0.2 billion);
- credit card asset increasing to £90 million (2000: £52 million); and
- the successful launch of the unsecured loan product, with over 32,000 loans issued totalling £116 million.

cahoot is demonstrating encouraging customer retention and cross-selling. In particular, the average product holding per customer is now 1.25, boosted by the launch of new products including flexible personal loans, savings and travel insurance. In addition, the proposition has continued to win awards from numerous independent institutions, and has achieved nearly 50% brand recognition.

cahoot represents a significant platform for future growth and development. It is expected that in 2002 the business will make strong progress in moving closer to breakeven.

Inscape

The Inscape investment management service was delivered to market in November 2000. 2001 was characterised by heightened volatility in global equity markets, which dampened short-term demand for equity-based products such as those provided by Inscape. In terms of progress made to date, the key highlights are:

- accelerated customer recruitment in the fourth quarter, with almost 5,000 clients now registered; and
- growth of funds under management to £293 million, as at 31 December.

Against a difficult economic climate, Inscape has gained valuable experience since launch a little over a year ago, and in the last quarter the rate of client registrations accelerated markedly. This experience will be drawn upon elsewhere in the Group, by launching a full offshore service and continuing to sell products based on Inscape funds through the Retail Bank in 2002.

Group Infrastructure

	2001 £m	2000 £m
Net interest income	(24)	(8)
Commissions, fees and other income	147	145
Total operating income	123	137
Operating expenses	(256)	(213)
Provisions	17	(13)
Loss before tax	(116)	(89)
(Loss) / profit by business type		
Central Services	(231)	(175)
Financial Holdings	115	86
Loss before tax	(116)	(89)

The loss before tax incurred centrally in Group Infrastructure increased by 30% to £(116) million (2000: £(89) million).

This was largely due to higher profits on sale of assets included in 2000, corporate advisory fees in relation to major merger and acquisition activity and increased amortisation of goodwill in 2001, partially offset by provision releases for commitments and contingent liabilities.

Results of operations of the Group by nature of income and expense

Net interest income

	2001 £m	2000 £m
Interest receivable	10,241	11,210
Interest payable	(7,530)	(8,530)
Net interest income	2,711	2,680
Group average interest earning assets * (£bn)	183.9	166.1
Group net interest margin * (%)	1.47	1.61
Group net interest spread * (%)	1.32	1.42

* Interest earning assets have been grossed up to include the securitised mortgage assets.

Net interest income has increased 1% to £2,711 million. The main drivers of the improvement were as follows:

- balance sheet growth and strong new business margins in Wholesale Banking, largely within the Wholesale Lending and Asset Financing businesses; and
- strong growth in retail deposit balances and improved margins in the Wealth management businesses, particularly Abbey National Offshore and Cater Allen Onshore.

Offset by the impact of:

- managed spread reduction in Retail Banking partially negated by record mortgage and unsecured lending volumes; and
- reduced margins and asset balances in First National, particularly in the motor and retailer finance businesses.

Commissions, fees and other income

	2001 £m	2000 £m
Total dividend income	3	3
Insurance income	238	239
Administration, survey and legal fees	177	211
Other Retail Banking income	214	246
Wholesale banking fees	91	72
Other commissions receivable	86	99
Fees and commissions receivable	806	867
Introducer fee charge	(183)	(199)
Financial markets permanent fees / brokerage fees	(11)	(9)
Other commissions payable	(81)	(61)
Fees and commissions payable	(275)	(269)
Net fees and commissions	531	598
Dealing profits	176	116
Increase in value of long term assurance business	345	227
Fee income on high loan to value loans	100	95
Income from operating lease assets	441	303
Other financial income	247	272
Other operating income	1,133	897
Total commissions, fees and other income	1,843	1,614

Total commissions, fees and other income increased to £1,843 million, up 14% driven by growth in Wholesale Banking and Business to Business.

Net fees and commissions fell 11% to £531 million primarily due to:

- reduced income in Retail Banking as a result of revised banking and ATM transaction charges and higher commissions payable to introducers;
- lower fees and commissions in Business to Consumer division, largely due to the sale of Abbey National Benefit Consulting (ANBC) in 2000; and
- reduced fees payable to introducers due to lower business volumes in First National.

Dealing profits increased by 52%, principally in Wholesale Banking, reflecting an increased transaction flow.

Other operating income increased 26% to £1,133 million due to:

- increased embedded value earnings in the Life Assurance businesses;
- expansion of the vehicle leasing business in First National; and
- the full year contribution of Porterbrook in Wholesale Banking.

Operating expenses

Total operating expenses excluding operating lease depreciation increased 2% to £1,850 million (2000: £1,815 million).

Key factors driving the movement in operating expenses were:

- reduced operating costs in Retail Banking, reflecting the continued drive to improve the efficiency of core processes;
- business development and other expansion costs in Wholesale Banking;
- reduced costs in Business to Consumer following the disposal of ANBC and lower set-up and development costs in cahoot; and
- additional costs from the amortisation of goodwill, particularly in relation to Scottish Provident, and corporate advisory fees in relation to major mergers and acquisition activity in the first half of the year.

Operating expenses by profit and loss line:	2001 £m	2000 £m
Salaries and other staff costs	**815**	821
Bank legal and professional fees	145	174
Advertising and marketing	80	82
Bank, legal, marketing and professional expenses	**225**	256
Software, computer and other administration expenses	**478**	452
Premises and equipment depreciation	115	122
Goodwill amortisation	36	12
Depreciation and amortisation of fixed assets other than operating lease assets	**151**	134
Rent payable	108	73
Rates payable	23	22
Other running costs	50	57
Other property and equipment expenses	**181**	152
Total operating expenses excluding operating lease asset depreciation	**1,850**	1,815
Depreciation of operating lease assets	**256**	178

Salaries and other staff costs reduced by 1%, reflecting the impact of a network reorganisation completed last year in Retail Banking, growth in Wholesale Banking and savings resulting from the sale of ANBC.

Bank, legal, marketing and professional expenses decreased 12%, despite £26 million of merger and acquisition costs, mainly as a result of lower systems administration and consultancy charges in Retail Banking, a fall in consultancy costs in First National and reduced launch and development costs in cahoot.

Software, computer and other administration expenses increased by 6% to £478 million as a result of outsourcing and SME development costs in First National, offset by IT efficiency savings in Retail Banking.

Depreciation and amortisation costs increased by £17 million mainly due to the additional costs of goodwill amortisation following the acquisition of Scottish Provident and Fleming Premier Banking.

Other property and equipment expenses increased to £181 million largely as a result of higher rent payable following the sale and leaseback of the property portfolio in 2000, and on ATM sites.

Depreciation of operating lease assets increased by £78 million reflecting the full year impact of Porterbrook in Wholesale Banking and Highway Vehicle Finance in First National.

Provisions

	2001 £m	2000 £m
Retail Banking		
Secured	31	38
Unsecured (overdrafts and credit card balances)	40	59
Abbey National-branded unsecured personal loans	58	53
	129	150
Business to Business		
First National	126	118
Continental Europe	–	2
	126	120
Business to Consumer		
cahoot	7	2
Established Wealth Management businesses	1	–
	8	2
Group infrastructure	–	1
Total	**263**	273
Contingent liabilities and commitments	**(9)**	21
Amounts written off fixed asset investments	**256**	32

The total loan loss provision charge has fallen 4% to £263 million. This reflects a continued focus on credit quality across the businesses and further falls in arrears levels.

In the Retail Bank, the provisions charge has reduced by 14% largely as a result of:

- a 14% reduction in the level of secured arrears and a 40% fall in the stock of properties in possession;
- a decrease in unsecured (overdraft and credit card balances) provision charges arising from the removal of credit card risk to MBNA and more effective risk and debt management on overdrafts, resulting in a 11% decline in the value of arrears despite a 22% growth in asset; and
- an increase in the Abbey National branded unsecured personal loan provision resulting from a 12% growth in asset, offset by revised debt management strategies.

In First National, provisions for bad and doubtful debts increased to £126 million, largely due to increased voluntary terminations in motor finance, compounded by increased loss on disposal as a result of falling residual values. Credit quality has remained robust.

The charge for contingent liabilities and commitments decreased by £30 million following the release of provisions no longer required, and reduced charges relating to the pensions misselling review.

Amounts written off fixed asset investments increased to £256 million in the Wholesale Bank, largely reflecting a deterioration in certain sectors of the high yield securities portfolio, against a backdrop of a slowdown in the US economy, and exposures to the Enron Group.

Taxation

The effective rate of tax was 31.1% (2000: 28.3%). The following table provides a reconciliation of taxes payable at standard UK corporation tax rate and the Group's effective tax rate.

	2001 £m	2000 £m
Taxation at UK corporation rate of 30%	581	593
Effect of non-allowable provisions and other non-equalised items	29	(3)
Effect of non-UK profits and losses	(12)	(7)
Adjustment to prior year tax provisions	7	3
Effect of loss utilisation	(2)	(27)
Total taxation	**603**	559
Effective tax rate	31.1%	28.3%

Strategic decision-making process

Strategic decisions in Abbey National plc are made by the Board through a structured process, supplemented by a continuous evaluation and analysis of strategic opportunities and threats. There are two main strands to the structured process: the Group's formal planning process and a series of strategy conferences held throughout the year.

The Group's formal planning process is an annual event, co-ordinated centrally, in which all business areas write plans covering three calendar years. The plans are written in the context of a strategic framework, agreed by the Board, which sets out the main internal and external factors likely to shape the Group over that three-year period. The plans set out each value centre's long term vision, strategy and implementation plan, together with alternative strategies that have been considered and specific initiatives to grow income streams for the future. The plans from each of the business areas are challenged by the Chief Executive and executive directors and then amalgamated into the Group's plan. They drive the deliverables in the performance management process.

There are four strategy conferences held for executive directors during the course of the year and one for the full Board. They set the strategic framework and explore the strategic issues facing the Group, identifying areas for revenue growth, the impact of competitors and market changes.

Performance management

Performance objectives, measures and targets are identified across the Group at the beginning of the year, using the three-year plan as a framework. They flow from Group level, through each business and central area and into individual performance objectives for each employee. The objectives and performance measures used are the key drivers in achieving above average returns to shareholders. On a monthly basis, performance against the key objectives is discussed by the Executive Committee. Performance measurement encompasses: financial measures such as income growth, return on equity, cost efficiency and margins. The financial measures are themselves driven by the key drivers of value within each business, for example, within Retail Banking, market share in mortgages and savings is measured alongside the retail margin and customer satisfaction measures such as retention and advocacy as well as staff satisfaction.

Capital management and resources

Abbey National continues to actively manage its capital resources and utilise capital and balance sheet management opportunities.

The capital resources of the Group are as follows:

	2001 £m	2000 £m
Tier 1	**7,317**	7,204
Tier 2 and tier 3	**6,234**	5,902
Less supervisory deductions	**(3,853)**	(2,129)
Total regulatory capital	**9,698**	10,977
Total risk weighted assets:		
Banking book	**76,341**	74,756
Trading book	**8,117**	6,445
	84,458	81,201
Capital ratios:		
Risk asset ratio	**11.5%**	13.5%
Tier 1 ratio	**8.7%**	8.9%
Equity tier 1 ratio	**6.6%**	7.5%

The basic instruments of capital monitoring are the Group's equity tier 1 capital ratio and the risk asset ratio. As at 31 December 2001, the equity tier 1 ratio was 6.6%, and the Group's risk asset ratio was 11.5%. The Group risk asset ratio is comfortably above the minimum standard for the Group set by the Financial Services Authority (FSA). The change in the ratios arose mainly because new capital from retained earnings and external non-equity capital issues was more than offset by 4% growth in risk-weighted assets, and the impact of the acquisitions of Scottish Provident and Fleming Premier Banking.

Abbey National's tier 1 capital (equity and non equity shareholders' funds after deducting goodwill) increased by £113 million to £7,317 million, from the issue of US $450 million preference shares and £300 million reserve capital instruments, scrip dividends, and retained earnings, less additional goodwill arising on acquisitions. The increase in tier 2 capital (subordinated liabilities and general provisions) of £332 million, was principally due to the issue of £200 million and US $400 million undated subordinated debt, less amortisation of existing subordinated issues. Supervisory deductions mainly represent investments in life assurance and insurance companies within the Group, and the movement in the year is principally due to the acquisition of Scottish Provident and also increases in the investment in, and embedded value of, the Group's other life businesses.

Wholesale Banking executes all of the Group's capital raising. The Wholesale Bank also manages Abbey National's mortgage asset backed securitisation programme. In the year, Abbey National issued £7.3 billion mortgage-backed securities spread over three transactions. This brings the value of Abbey National's outstanding funding raised via mortgage securitisation to £13.4 billion, and reinforces the Group's position as the leader in the European mortgage securitisation market.

We are proposing a full year dividend of 50.0 pence per share, up 10% on 2000, consistent with our progressive dividend policy. Based on current plans, the Board remains of the view that strong returns for shareholders can be achieved by continuing to retain capital in the business, rather than returning it to shareholders.

Balance sheet

Total assets increased by 5% to £215 billion since 31 December 2000, funded mainly through the wholesale markets. As at 31 December 2001, wholesale liabilities represented 50% of total liabilities (2000: 54%). The percentage of UK mortgage assets funded from retail savings was 74% (2000: 75%).

Financial instruments

Financial instruments are fundamental to the businesses of the Group, and are either held on a continuing basis for the purpose of collection in the form of cash flows over time (non-trading business), or held in order to benefit from short term market price movements or in order to facilitate customers' transactions (trading business). The management of the risks of financial instruments is fundamental to the conduct of banking and financial services business.

The Group's financial risk management framework and processes, and the principal financial risks faced by the Group, are described in 'Risk management'.

Abbey National holds or issues financial instruments in the following main categories:

Customer loans and deposits are held on a continuing basis in order to earn cash flows from net interest margin and fee income over the life of the instruments or customer relationships. Loans and deposits are held relating to retail and institutional customers, the majority being retail.

Investments in portfolios of debt securities and equity shares, excluding strategic investments, are held in order to generate sustainable income streams on a continuing basis, and are classified as non-trading assets. Assets in investment portfolios are predominantly fixed income securities, floating rate notes, asset-backed securities and mortgage-backed securities, and are managed on a floating rate basis using derivative and non-derivative hedging instruments. Income is primarily net interest margin.

Funding of the Group balance sheet is provided by customer deposits, money market loans and deposits, debt securities in issue, loan capital and preference shares. Funds are raised from a wide diversity of market sources in a range of maturities. An additional objective in issuing loan capital and preference shares is to ensure that a prudent level of capital is available to support growth in the Group's businesses (see 'Capital management and resources' above).

Trading financial instruments are held in order to benefit from short term market price movements or in order to facilitate customers' transactions. Trading portfolios are held by Wholesale Banking, and mainly comprise highly rated bonds, asset-backed securities, equity and credit derivatives and traded asset swaps. Abbey National Financial Products (ANFP), a part of Wholesale Banking, provides the Group and external counterparties with products to facilitate their financial business requirements, and also uses derivatives to take advantage of short-term price movements in relative market prices.

Hedging instruments are used in order to match or eliminate the risk of volatility in earnings from the Group's non-trading and trading assets, liabilities or positions which arises from potential movements in market rates. Such risks may be managed by derivative or non-derivative financial instruments as part of the integrated approach to risk management described within 'Risk management'.

For a more detailed description of the Group's use of derivatives, see note 50 to the financial statements. The accounting policy and financial disclosures for derivatives are given within 'Accounting policies' and note 50 to the financial statements, respectively.

In addition, the Business to Consumer and Business to Business divisions enter into insurance and investment contracts with customers, managing investment funds on their behalf. Such contracts are not classified as financial instruments, but exposures to shareholders resulting from such contracts are included within the market risk measures on non-trading instruments, detailed within 'Risk management'.

Abbey National's risk management focuses on the major areas of credit risk, market risk, liquidity risk, insurance risk, residual value risk and operational risk.

Abbey National has a well developed structure for managing risk, which consists of a comprehensive set of committees. The principal committee is the Group Risk Committee (GRC), which is charged with the responsibility of monitoring and controlling the level of Group balance sheet risk. Below this lies Group Market Risk Committee (GMRC) which monitors and reviews market risk exposures and approves market risk policies and standards, and the Group Credit Committee (GCC) which monitors and reviews credit risk exposures and approves Group credit policies. There are further risk committees in each major business area which report into the Group committees. Specialist risk managers within each business area have responsibility for the management and control of the risks generated within that business. Risk control responsibilities are undertaken independently of the business, reporting to the Group Risk Director. A Group Risk function ensures that policies and mandates are established for the Group as a whole, monitors and reports exposures to the Board, and sets standards for risk management.

Management structure

The following chart shows the interrelationship of those of the Group's boards and committees that deal with risk management.


Abbey National Board (1)
Group Risk Committee (2)
Group Credit Committee (3)
Group Market Risk Committee (4)
Operational Risk Committee (5)
Business area credit risk committees (6)
Other business area risk committees (7)
Business area market risk committees (8)

(1) Approves and authorises overall Group market risk and credit policies.
(2) Monitors and controls the level of financial risk of the Group
(3) Monitors and reviews credit exposure and recommends Group credit policies to the GRC for approval.
(4) Monitors and reviews market risk exposure and approves market risk policies and standards.
(5) Ensures the Group has an appropriate framework in place to manage operational risks by overseeing and approving operational risk standards and policy and by encouraging a best practice approach.
(6) Approve credit transactions within mandates authorised by GCC and business area boards. Business area credit risk committees include Retail Credit Committee, ANTS Board Credit Committee, Treasury Credit Committee and credit committees of other business areas generating material credit risks.
(7) Business area risk committees such as ANTS Risk Committee and First National Risk Policy and Pricing Committee together with business area boards also monitor exposures, and approve transactions associated with other risks such as liquidity risk and residual value risk.
(8) Authorise dealer mandates and monitor market risk exposures against limits agreed by GMRC and business area boards. Business area market risk committees include Retail Pricing & Risk Committee, ANTS' Risk Committee and market risk committees of other business areas generating material market risks.

Credit risk

Credit risk is the risk that counterparties will not meet their financial obligations, which may result in Abbey National losing the principal amount lent, the interest accrued and any unrealised gains (less any security held). Credit risk occurs mainly in the Group's loan and investment assets, and in derivative contracts.

Managing credit risk in Retail Banking

Secured Lending. Abbey National lends on many types of property but only after a credit risk assessment of the borrower and an assessment of the property is undertaken. The systems used to manage and monitor the quality of the mortgage asset are under continual review within the Group.

The majority of residential lending is subject to national lending policy and national lending authority levels which are used to structure lending decisions to the same high standard across the retail network, a process further improved by the addition of mortgage credit scoring. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision making process including credit references, loan-to-value (LTV) ratio, status and loan size information and mortgage credit scoring.

The majority of loans provided by Abbey National are secured on UK properties. All properties must be permanent in construction; mobile homes, riverboats and commercial property are not generally acceptable. Abbey National can provide a mortgage for the purchase of properties outside the UK, where the property is a second home and the loan is secured on the main property located in the UK, or where Abbey National operates a European branch or subsidiary. Abbey National introduced a euro mortgage in 1999 where the loan and repayments are denominated in euros, although the property used as security may be in the UK.

Prior to granting any first mortgage loan on a property, Abbey National has the property valued by an approved and qualified surveyor who is often an Abbey National employee. The valuation is based on set Abbey National guidelines. In the case of a further advance below 75% LTV the original property value is subject to indexation and no further survey is carried out.

The basic advance value is 75% of the lower of the valuation or the purchase price of the property. The maximum LTV ratio is usually no more than 95% where the maximum loan is £250,000. In common with experience throughout the UK mortgage market, Abbey National has a considerable number of customers who wish to provide the minimum deposit. As a result, a substantial portion of new lending has an LTV ratio above 90%. Abbey National typically charges a fee to customers where the LTV ratio is 90% or higher.

Mortgage indemnity guarantee insurance (MIG) and high LTV fee. MIG insurance is an agreement between a lender and an insurance company to underwrite the amount of every mortgage advance which exceeds the lender's basic advance LTV ratio.

The MIG insurance arrangements, up to 31 December 2001, for Abbey National are as follows:

- For loans originated prior to 1993, the credit risk on the amount of every mortgage advance which exceeded an LTV ratio of 75% at the time originated is fully insured with third party insurance companies. The expected insurance recovery is taken into account in calculating the provisions for bad and doubtful debts.
- For loans originated between 1993 and 2001, Abbey National has obtained significantly all of its MIG insurance from its insurance subsidiary Carfax Insurance Limited (Carfax). It is Carfax's policy to reinsure a portion of the credit risk where commercially appropriate. Such reinsurance covers a layer of risk above a level of losses which Carfax believes it can prudently bear itself. At Group level, the only external insurance purchased is the reinsurance purchased by Carfax; accordingly the Group provision for bad and doubtful debts includes a provision for losses insured by Carfax. In the Group accounts fees charged to the customer to compensate for the additional risk of mortgage advances are deferred and taken to 'Other operating income' in the profit and loss account over the average anticipated life of the loan.

As from 1 January 2002, Abbey National has ceased purchasing MIG insurance from Carfax for the Retail bank mortgage book. Existing cover remains in force. Fees continue to be charged to customers which are credited to the Group profit and loss account over the anticipated life of the loans. MIG insurance contracts between Carfax and the rest of the Group are accounted for as Intra-Group transactions and are eliminated on consolidation. The Group provision for bad and doubtful debts will not be affected by this change, therefore, and will continue to reflect the anticipated losses on impaired loans to the Abbey National Group.

Mortgage arrears and repossessions. When a mortgage falls into arrears action is taken to prevent wherever possible the account deteriorating further. The debt management strategy is based around telephone contact undertaken by professional advisers which helps the customer to resolve any difficulties and agree arrears repayment arrangements.

If the agreed repayment arrangement is not maintained, legal proceedings may be taken which may result in the property being taken into possession. Abbey National sells the repossessed property at market price and uses the sale proceeds less costs to pay off the outstanding value of the loan previously secured on the property. The number of repossessed properties held by Abbey National varies according to the number of new possessions and the buoyancy of the housing market.

Abbey National's stock of repossessed properties in the Retail Banking segment decreased from 1,378 properties at 31 December 2000 to 819 at 31 December 2001.

The following table sets forth information on UK residential mortgage arrears and properties in possession as at 31 December 2001, 2000 and 1999 for Abbey National compared to the industry average as provided by the Council of Mortgage Lenders (CML).

Mortgage arrears and repossessions continued

	Abbey National	CML
	(percentage of total mortgage loans by number)	
6 months to 12 months in arrears		
31 December 1999	0.69	0.52
31 December 2000	0.51	0.43
31 December 2001	0.44	0.38
12 months or more in arrears		
31 December 1999	0.31	0.27
31 December 2000	0.17	0.19
31 December 2001	0.14	0.17
Properties in possession		
31 December 1999	0.12	0.10
31 December 2000	0.10	0.07
31 December 2001	0.06	0.05

Abbey National figures shown above exclude the activities of First National Group (part of the Business to Business segment). The activities of First National Group account for 2% of the Group's total UK residential mortgage assets.

Bank account and unsecured personal lending. Abbey National uses many systems and processes to manage the risks involved in providing unsecured personal loans and overdraft lending or facility granting on bank accounts. These include regular monitoring of the quality of the unsecured lending portfolio and associated scorecards and the use of credit scoring and behavioural scoring systems to assist in the granting of credit facilities on these products.

Behavioural scoring examines all the relationships that a customer has with Abbey National and how the customer uses their bank account or credit card. This information generates a score which is used to assist in deciding the level of risk (in terms of overdraft facility amount, card facilities granted and preferred unsecured personal loan value), that the Group wishes to be exposed to for each customer. Individual customer scores are normally updated on a monthly basis.

Abbey National has successfully extended the use of behavioural scoring into other areas of the business, including the refinement of debt management strategies, bank account transaction processing and the upgrade strategy for Instant Plus customers to full banking facilities.

Managing credit risk in the Business to Business segment
First National Group carries the material credit risks within this segment. Since acquisition in 1995, when First National Bank was brought into the Abbey National Group risk control framework, greater emphasis has been placed on the assessment and monitoring of risk. In December 1998, First National made a number of acquisitions which have been integrated by accommodating all activities into four distinct divisions: motor, retail, consumer and business.

First National Group activities are generally more risky than those of a residential mortgage lender. This, together with the relative diversity of a finance house's business, requires a system of risk control which is sensitive and close to the business generation, e.g. to monitor intermediaries' credit quality.

The risk management framework reflects this divisional structure and the nature of the advances provided, which are predominantly introduced to the Group by third parties.

The motor finance division provides funds via motor dealers acting as introducers to individuals and businesses. A large majority of such arrangements are secured on the vehicle involved. In the course of these operations, advances are also provided to participating dealers. Credit risk management policies are in place which mirror the varying forms of financial products provided by the business, including the use of credit scoring.

The retail division provides unsecured point of sale finance facilities to customers of participating retailers. Various processes are utilised to assess the credit risk associated with such transactions, including credit scoring. In addition, contingent exposure to the retailer arises which is managed via an assortment of methods appropriate to the quality of the retailer and the nature of the exposure.

The consumer division provides secured and unsecured finance arrangements to personal customers. Credit policies pertinent to the product and delivery channel are in place, which include the use of credit scoring.

The business finance division provides a varied range of products to assist with the finance requirements of businesses including leasing, lease purchase, contract hire, invoice finance, property finance, secured and unsecured loans. Risk management policies are aligned to the new business generation activities of the division and the inherent risks of the specific product set.

The divisional risk management units report to a centralised risk function to maintain objectivity, adoption of best practice and appropriate overall control. First National Group has a mandate set by GRC to operate within agreed policies and limits. These are subject to monitoring by GCC.

Managing credit risk in Wholesale Banking
With respect to asset quality in Wholesale Banking, a clear set of credit mandates and policies has been established by GRC which is designed to ensure that a majority of credit exposures are rated AA- or better (or equivalent) by one or more rating organisations. All transactions falling within these mandates and policies are scrutinised by the appropriate treasury credit committee. Specific approval is required for all transactions which fall outside these mandates. Abbey National Financial Products (ANFP) operates within Wholesale Banking's overall mandates. The controls over, and risk assumed by, ANFP are closely monitored and tight risk control limits are consistently applied. Analyses of credit exposures and credit risk trends are provided in summary for the ANTS Board each month, and more detailed reports are provided to GCC on a regular basis. Large exposures (as defined by the FSA) are reported monthly internally and quarterly to GRC and the FSA.

Credit risk on derivative instruments is assessed by using scenario analysis to determine the potential future mark-to-market exposure of the instruments at a 95% statistical confidence level and adding this value to the current mark-to-market value. The resulting 'loan equivalent' credit risk is then included against credit limits along with other non-derivative exposures.

In addition, a policy framework to enable the collateralisation of certain derivative instruments (in particular swaps) has been approved by GCC. If collateral is deemed necessary to reduce credit risk, then the amount and nature of the collateral to be obtained is based upon management's credit evaluation of the customer.

Market risk

Market risk is the risk of financial loss arising from adverse price movements associated with the interest rate, foreign exchange and equity markets. The most significant sources of market risk are in three areas: in Wholesale Banking as a result of investment, funding, trading and derivatives activities; in Retail Banking primarily from the provision of fixed rate and structured mortgage and savings products; and from the management of long-term structural positions in the Group balance sheet. The Group hedges substantially all its foreign exchange risk.

Within the life assurance businesses, market risk arises on funds managed for the benefit of the customer as well as on specific shareholder funds, with all exposures borne by the shareholder consolidated with other Group market risk exposures: such market risk arises within the Retail Banking and Business to Business segments.

Abbey National recognises that market risk is an inevitable result of being an active participant in financial markets. The Group manages its market risk exposure by limiting the adverse impact of market movements on profitability while seeking to enhance earnings within clearly defined parameters. Abbey National ensures that business areas have sufficient expertise to manage the risks associated with their operations, and to devolve the responsibility for risk taking and risk control within the framework prescribed by the Abbey National Group Market Risk Policy. GMRC has been established to ensure that the Group has an appropriate framework in place to manage market risks, by reviewing and approving high level policies and related controls, encouraging a best practice approach. Business area policies, limits and mandates are established within the context of the Group policy and monitored by business area market risk committees with Group Risk monitoring the consolidated short-term market risks daily and GMRC, GRC and the Board reviewing the consolidated position at least monthly.

Senior management have recognised the different characteristics of market risk exposures across the Group, and that different risk measures are required to best reflect the risks faced in different types of business activities. In measuring exposure to market risk, the Group uses a sensitivity analysis approach, covering both value and earnings as appropriate, as a central common tool within their risk management process. The market risk disclosures shown below are calculated using a sensitivity analysis.

Other approaches such as value at risk (using a historical simulation approach) are used as appropriate to individual business areas, most notably within Wholesale Banking, and at both Group and business area levels such analysis is complemented by stress testing. In order to achieve consistency in measurement across business areas, GMRC, at the request of the Board, has approved a series of market risk measurement standards to which business areas are required to adhere.

Senior management receive regular consolidated market risk reports covering the range of risks generated by the Group, which are considered to fall into two broad categories:

Short-term market risk covers activities where exposed positions are subject to frequent change and where positions could be closed out over a short time horizon. Much of the exposure is generated by the Wholesale Banking activities and includes both trading and non-trading portfolios. The risk sensitivity is calculated by applying the statistically determined potential adverse movements in market risk factors that can be expected within a 95% level of confidence as a result of one-day market movements.

Structural market risk includes exposures which arise as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short time horizon. The risk exposure is generated by features inherent in either a product or portfolio structure which are normally present over the life of the portfolio or product. Such exposures can take a number of different forms. Included in structural market risk are the exposures arising out of the uncertainty of business volumes from the launch of fixed rate and structured retail products. Such exposures are a requirement of the decision to undertake specific business activities, and where it is possible to manage positions arising, this can only be achieved over a longer time horizon. Although most long-term balance sheet positions are hedged, the Group remains exposed to variances in customer behaviour (often caused by market rate movements) impacting new business take-up and early redemption and causing unfavourable mismatches to arise. The risk sensitivity is calculated by applying the statistically determined potential adverse movements in market risk factors that can be expected within a 95% level of confidence as a result of market movements over a time horizon reflecting the reasonable management horizon of the portfolio (commonly up to 3 months).

The following table shows the sensitivity based consolidated exposures for the major risk classes run by all Group companies as at 31 December 2001, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market, for example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. It should be noted that due to the range of possible modelling techniques and assumptions and their statistical nature, these measures are not precise indicators of expected future losses but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval.

From time to time, losses may exceed the amounts stated where the movements in market rates fall outside the statistical confidence interval used in the calculation of the sensitivity analysis. The 95% confidence interval means that the theoretical loss at a risk factor level is likely to be exceeded one period in twenty. The Group addresses this risk by monitoring stress testing measures across the different business areas.

The actual, average, highest and lowest exposures shown below are calculated to a 95% level of confidence and are based upon one day market movements for short-term market risks, and market movements of between one day and three months (as appropriate to the management of the portfolio) for structural market risk positions.

	Exposure as at December 31						Exposure for the year ended December 31					
	Actual exposure		Hypothetical exposure(2)		Hypothetical exposure(3)		Average exposure		Highest exposure		Lowest exposure	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Group trading instruments												
Short Term Market Risk												
Interest Rate Risks	**11.0**	9.5	**18.6**	7.7	**9.3**	3.8	**10.2**	10.8	**11.9**	14.3	**7.0**	6.3
Equity Risks	**0.9**	0.5	**1.4**	1.6	**0.5**	0.8	**1.2**	0.4	**2.3**	1.0	**0.3**	–
Spread Risk	**4.7**	2.7	**3.7**	4.4	**1.9**	2.2	**4.2**	2.2	**4.9**	2.8	**3.0**	2.0
Other Risks(1)	**0.3**	0.2	**1.4**	1.2	**0.7**	0.6	**0.4**	0.4	**0.8**	1.5	**0.1**	0.1
Structural Market Risk												
Interest Rate Risks	**0.8**	2.8	**0.7**	3.9	**0.4**	1.9	**1.3**	2.0	**2.3**	3.4	**0.3**	0.7
Equity Risks	**6.4**	9.4	**2.9**	3.7	**1.4**	1.9	**8.0**	8.6	**11.8**	11.0	**6.4**	5.9

The above sensitivity exposures should not be aggregated, as no account has been taken of the correlation between risk classes.

(1) Other risks include foreign exchange risk and inflation risk. These risks are not significant, and are therefore not separately disclosed.
(2) Relates to the effect on reported earnings for the trading instruments as a result of a hypothetical movement of 10% in the relevant market prices or rates.
(3) Relates to the effect on reported earnings for the trading instruments as a result of a hypothetical movement of 5% in the relevant market prices or rates.

These numbers represent the potential change in market values of such instruments. Trading instruments are recorded at market value, thus these numbers represent the potential effect on earnings. Trading instruments are held only in Wholesale Banking.

In addition, a sensitivity analysis of exposures on non-trading financial instruments calculated according to the above methodology is shown below. These numbers represent the potential change in theoretical market values of such instruments, and do not represent the potential effects on the earnings for a given time period. Separate earnings at risk measures are used to supplement these analyses for appropriate portfolios. Non-trading instruments are held for collection in the form of cash over time, and are accounted for at amortised cost, with earnings accrued over the relevant lives of the instruments. The Group's risk measures, however, focus on potential risks over the life of the non-trading instruments wherever appropriate, and are therefore based on valuation measures, using estimated discounted cash flow measures where reliable market values are not available.

	Exposure as at December 31		Exposure for the year ended December 31					
			Average exposure		Highest exposure		Lowest exposure	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Group non-trading instruments								
Short Term Market Risk								
Interest Rate Risks	**2.5**	2.3	**2.0**	2.3	**3.2**	4.3	**1.1**	1.1
Equity Risks	**–**	0.3	**0.1**	0.2	**0.3**	0.4	**–**	0.2
Spread Risk	**2.4**	0.8	**1.7**	0.8	**2.7**	0.9	**0.7**	0.7
Structural Market Risk								
Interest Rate Risks	**76.1**	59.3	**72.6**	60.3	**83.9**	65.8	**60.4**	44.8
Equity Risks	**0.9**	0.7	**5.6**	2.9	**15.9**	6.0	**0.8**	0.7
Foreign Exchange Risks	**1.7**	3.3	**2.8**	2.4	**4.2**	3.8	**1.7**	0.9

The above sensitivity exposures should not be aggregated, as no account has been taken of the correlation between risk classes.

During 2001, no major changes have been implemented to the methodology used for consolidated reporting.

Managing market risk in Retail Banking. Abbey National is able to mitigate the impact of interest rate movements on net interest income in Retail Banking by re-pricing separately the administered variable rate mortgages and variable rate retail deposits, subject to competitive pressures. However, to the extent that variable rate assets and liabilities are not precisely matched, the Retail Banking balance sheet is exposed to changes in the relationship between administered rates and market rates.

In addition to administered variable rate products, Abbey National has also a significant volume of fixed rate and structured mortgage and savings products. Abbey National has a policy of fully hedging its fixed rate and structured product exposures. Where on-balance sheet mismatches occur between fixed rate mortgage and savings products or where structured products are held, hedging activity is carried out using derivative financial instruments, transacted with ANFP, and the related market risks of such contracts are managed within the Wholesale Banking Market Risk Mandate (as defined below). However, during the period of product launches it is not possible to hedge actual volumes exactly and limits on the maximum exposure are maintained during that period. The business also remains exposed to variances from the expected redemption level of fixed rate and structured products by customers in advance of the contractual maturity, with measures and limits in place to control the exposure. The exposures below also incorporate those associated with Abbey National Life borne by the shareholder.

The following table shows the sensitivity based exposures for Retail Banking as at 31 December 2001 together with the highest, lowest and average exposures for the year. They are all calculated to a 95% level of confidence and are based upon one day market movements for short term market risks, and market movements of between one month and three months (as appropriate to the management of the portfolio) for structural market risk positions.

	Exposure as at December 31		Exposure for the year ended December 31					
			Average exposure		Highest exposure		Lowest exposure	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
Retail Banking non-trading instruments								
Short Term Market Risk								
Interest Rate Risks	0.6	0.8	0.4	0.3	1.4	1.0	–	–
Equity Risks	–	0.2	0.1	0.2	0.2	0.2	–	0.1
Structural Market Risk								
Interest Rate Risks	14.0	10.5	16.4	15.4	27.3	21.7	11.4	10.5
Equity Risks	0.8	0.7	2.0	1.5	3.3	4.7	0.8	0.7

Managing market risk in Wholesale Banking. Wholesale Banking organises its investment activities by means of matched currency investment books in a number of currencies. The matching process is achieved either by (i) raising funding directly in the currency of assets or (ii) hedging assets or liabilities mainly through the use of cross-currency swaps.

The Wholesale Banking Market Risk Mandate, approved by both ANTS Board and GMRC, specifies the maximum level of market risk that may be taken. This is subject to an annual review. The level of risk is monitored against the Wholesale Banking Market Risk Mandate and reported daily to the ANTS executive directors. ANTS consistently operates within the approved limits. Risk exposures are calculated on individual portfolios with limits placed on the overall level of risk in each portfolio, or limits placed on the individual risk types within the portfolio. Additionally, for trading books, correlations between risk types across portfolios are also taken into account. Typically a combination of value at risk and stress testing measures are used.

The following table sets forth the sensitivity based exposures at 95% confidence levels for the non-trading portfolios within Wholesale Banking as at 31 December 2001 and 2000, together with the highest, lowest and average exposures for those years. The exposures for trading portfolios within Wholesale Banking are identical to those shown above for trading instruments for the whole Group, as such instruments are only held in Wholesale Banking. The measures are based upon one day market movements for short-term market risks, and market movements of between one day and three months (as appropriate to the management of the portfolio) for structural market risk positions. These numbers are taken from the Group consolidated market risk measurement, and do not take account of correlation between risk factors, or between trading and non-trading portfolios.

	Exposure as at December 31		Exposure for the year ended December 31					
			Average exposure		Highest exposure		Lowest exposure	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
Wholesale Banking non-trading instruments								
Short Term Market Risk								
Interest Rate Risks	1.7	1.4	1.3	1.7	2.1	3.4	0.7	0.7
Spread Risk	2.4	0.8	1.7	0.8	2.7	0.9	0.7	0.7
Structural Market Risk								
Interest Rate Risks	2.7	–	1.5	–	2.7	–	–	–
Foreign Exchange Risk	0.6	2.4	1.7	1.6	3.1	3.0	0.6	0.3

Managing market risk in other divisions. Other divisions also generate market risk exposures, predominantly interest rate risk, in the course of their normal business activities. The most significant areas are as follows:

- fixed rate and structured lending within the Business to Business segment;
- exposures borne by the shareholder from the launch of retail investment products and the management of unit linked business within the Business to Business segment; and
- the management of long-term structural positions within the Group balance sheet.

These risks are controlled in accordance with policies approved by business area boards and reported to GMRC.

The following table sets forth the sensitivity based exposures for the major risk classes run by these businesses as at 31 December 2001 and 2000, together with the highest, lowest and average exposures for those years. They are all calculated to a 95% level of confidence and are based upon one day market movements for short term market risks, and market movements of between one week and three months (as appropriate to the management of the portfolio) for structural market risk position.

	Exposure as at December 31		Exposure for the year ended December 31					
			Average exposure		Highest exposure		Lowest exposure	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
Other divisions non-trading instruments								
Short Term Market Risk								
Interest Rate Risks	0.2	0.2	0.2	0.2	0.5	0.9	0.1	0.1
Equity Risks	–	–	–	–	0.1	0.2	–	–
Structural Market Risk								
Interest Rate Risks	59.4	48.8	54.7	44.9	63.1	53.5	48.8	23.2
Equity Risks	–	–	3.6	1.3	12.9	3.1	–	–
Foreign Exchange Risks	1.1	0.9	1.1	0.8	1.2	0.9	0.9	0.6

Liquidity risk

Liquidity risk arises across the Group balance sheet. Liquidity is managed on behalf of the banking subsidiaries of the Group by the Wholesale Banking Division, within a Group liquidity policy framework laid down by the Board and monitored by GRC. This framework, together with the Group Wholesale Banking Liquidity Policy, is reviewed annually to ensure compliance with the FSA's 'Sterling Stock Liquidity' requirements and the 'Sound Principles for Managing Liquidity in Banking Organisations' issued by the Basel Committee. Abbey National views the essential elements of liquidity management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. These elements are underpinned by a comprehensive management and monitoring process. Wholesale Banking management focuses on cash flow planning and day-to-day cash flow control, and on balancing the maturity profiles of Wholesale Banking's liquid assets and wholesale funding to ensure Group funding and liquidity ratios are adequate. Abbey National's liquidity position is reported to the FSA on a monthly basis.

As Abbey National has become a more diverse organisation, both geographically and from a management perspective, additional liquidity policies also exist for geographically diverse parts of Wholesale Banking, whether branches or subsidiaries, and for other organisational parts of the Abbey National Group which either require or provide funding. Service Level Agreements exist between Wholesale Banking and any subsidiaries or branches that require or provide funding to Wholesale Banking, covering information requirements such that liquidity management can be exercised optimally across the Group.

Residual value risk

Residual value risk occurs when there is a possibility that the value of a physical asset at the end of certain contracts (e.g. operating leases) may be worth less than that required to achieve the anticipated return from the transaction. Residual value risk arises primarily within First National Group and Wholesale Banking.

Within First National, exposure arises within portfolios of contract hire and contract purchase agreements relating to motor vehicles. The balance sheet value of such agreements as at 31 December 2001 amounted to £334m. Revaluations are undertaken every quarter and any reductions in assumed values are treated in accordance with generally accepted accounting practice.

Within Wholesale Banking, exposure increased during the year upon the acquisition of International Equipment Management BV (IEM) from ING. IEM's principal activity involves the provision of operating leases for aircraft. Total exposure within Wholesale Banking at 31 December 2001 amounted to £2,442m, of which £1,453m related to train rolling stock, £305m to aircraft and £684m to other smaller portfolios. Periodic revaluations are undertaken and any reductions in assumed values are treated in accordance with generally accepted accounting practice.

Tools such as residual value insurance products, repurchase agreements and appropriate return conditions are employed by the Group to mitigate the associated risks. Group mandates, risk management standards and reporting requirements are agreed by GRC.

Insurance risk

Insurance risk arises when a payment is taken that offers financial protection against specified contingencies, such as life expectancy, sickness, loss or damage. As a Group, Abbey National is only exposed to the contingencies of life expectancy and sickness, or mortality and morbidity. The exposure to insurance risk arises in our life assurance companies, Abbey National Life, Scottish Mutual, Scottish Mutual International, Scottish Provident and Scottish Provident International.

The risk is managed by the relevant Appointed Actuary who has responsibility for the pricing and reserving for the risk. There are two appointed actuaries, one covering UK businesses and one covering the international businesses. The Appointed Actuary (UK) chairs the Insurance Risk Committee which consists of a team of insurance experts who aid the Appointed Actuary in his role. An insurance risk policy provides the control framework within which the insurance risk is managed. This policy is reviewed annually and approved by GRC.

The essential elements of insurance risk management which cover assessment as well as mitigation of the risk include underwriting (from the policy proposal document through to assessment of individual claims), pricing (taking into account the level of underwriting, market experience, external studies, reassurance data), reinsurance (for assistance in pricing of some risks and for spreading of risks) and reserving (holding sufficient funds to meet expected claims).

Impact of repricing risks on the Group

The interest rate repricing gap information is shown in note 49 to the financial statements.

Hedging activity

A significant part of Abbey National's exposures are hedged internally by offset against other categories of exposure in the balance sheet, or by using derivatives as part of an integrated approach to risk management. For further details on the use of derivatives, see 'Derivatives', note 50.

Operational risk management

Operational risk is the risk of direct or indirect loss to Abbey National resulting from inadequate or failed internal processes and systems or from the actions of people, or from external events. It is inherent throughout the Group and is managed and controlled at business unit level.

Operational risk is monitored throughout the Group, with oversight by the Operational Risk Committee, which considers regular Group operational risk reports. In addition there is semi-annual reporting to the Board. Operational Risk Committee approves Group operational risk policy, framework and standards.

The Group also maintains contingency arrangements, to ensure that it can continue to function in the event of an unforeseen interruption. The management of environmental risk is supported by the Operational Risk Environmental Working Group tasked with monitoring and improving Abbey National's environmental performance. Insurance cover is arranged to mitigate potential losses associated with certain operational events.

Chairman

Lord Burns *
Chairman

Lord Burns was appointed Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Glas Cymru Ltd (Welsh Water) and a non-executive director of Pearson Group plc and British Land plc. He was formerly Permanent Secretary to the Treasury and chaired the Parliamentary Financial Services and Markets Bill Joint Committee, and was a non-executive director of Legal & General Group plc from 1999 until recently. Aged 57.

Executive directors

Malcolm Millington
Managing Director, Business to Consumer Banking

Malcolm Millington was appointed IT Director in January 1999. He joined Abbey National in 1975 and was appointed Head of IT for Retail in 1993 and Group IT Director in 1997. In June 2000 he became Managing Director of the Business to Consumer Banking Division, which includes cahoot and the Group's Wealth Management and Offshore Businesses. Aged 50.

John King
Corporate Development & Resources Director

John King was appointed a director in May 1999. He joined Abbey National in 1972 from Michelin Tyres. After holding various training and personnel roles, he assumed overall responsibility for the personnel function in 1988, becoming Human Resources Director in 1992. John King's current responsibilities include Group Property and Survey, the Company's management consultancy area, Strategic Performance Improvement Group, Strategic Planning and Corporate Development and Health and Safety. Aged 56.

Andrew Pople
Managing Director, Retail Banking

Andrew Pople was appointed a director in 1996. His early career was with the Civil Service followed by the Bank of England. He joined Abbey National in 1988 and has since held appointments as Regional Director, Retail Sales; Chief Executive, Scottish Mutual Assurance plc and Head of the Life Division. His current responsibilities cover the retail branded businesses including Retail Insurance. He is a member of the Board of the Association of British Insurers and Chairman of the Executive Committee of the Council of Mortgage Lenders. Aged 44.

Yasmin Jetha FCMA
Group IT & Infrastructure Director

Yasmin Jetha was appointed Group IT & Infrastructure Director in January 2001. She joined Abbey National in 1985 having worked previously at Lucas CAV and Nationwide Building Society. Within Abbey National she has held various positions including Director, Corporate Systems; Director, Retail Lending; and Director, Retail Service & Operations. Her current responsibilities include Group Money Transmission and Debt Management Operations in addition to Group IT. She is also a Pensions Trustee. Aged 49.



Ian Harley FCA FCIB *
Chief Executive

Ian Harley was appointed Finance Director in 1993 and Chief Executive in March 1998. He began his career with Touche Ross & Co and joined Abbey National as a Financial Analyst from Morgan Crucible Ltd in 1977. He held various appointments before joining the Board including management positions in the Finance Division (Group Financial Controller, Assistant General Manager); the Retail Division (Regional Manager, Finance Director, Operations Director) and the Wholesale Banking Division (Treasurer and Chief Executive). Ian Harley is also President of the Institute of Bankers, a director of Dah Sing Financial Holdings Limited, a non-executive director of Rentokil Initial plc and a member of the FSA's Financial Services Practitioner Forum. Aged 51.

Timothy Ingram FCIB
Managing Director, Business to Business Banking

Timothy Ingram was appointed a director in 1996. A career-long banker, he worked for 22 years with ANZ Grindlays Bank, holding various senior international and business banking appointments. He joined Abbey National in 1995 when it acquired First National Finance Corporation plc and is currently Chairman of First National Bank. In June 2000 he became Managing Director of the Business to Business Banking Division, including First National, the Group's Life Division and European Operations. Aged 54.

Mark Pain FCA
Managing Director, Wholesale Banking

Mark Pain was appointed Finance Director in January 1998 and Managing Director, Wholesale Banking in November 2001. He began his career at Touche Ross & Co and joined Abbey National in 1989. He has previously held appointments as Manager, Strategic Planning; Manager, European Operations; Regional Director, Retail; and Group Financial Controller. Aged 40.

Ian Treacy FCA
Director

Ian Treacy was appointed a director in January 1998. He held the position of Company Secretary from 1991 to December 2001. He started his career with Peat, Marwick, Mitchell and Co and subsequently gained experience in stockbroking. He joined Abbey National in 1983 and has held appointments as Manager, European Operations and Deputy Secretary. He is currently responsible for the Group Risk and Secretariat Division. Aged 57.

Non-executive directors

Leon Allen †

Leon Allen, a US citizen, was appointed a director in October 1998. Following an 18 year career with Procter and Gamble and 8 years with RJR Nabisco, he held appointments as Chairman and Chief Executive of Del Monte Foods International Ltd; President and Chief Executive of Del Monte Foods Europe, non-executive Chairman of Devro plc and Chairman and Chief Executive of The Tetley Group Limited. He is the non-executive Chairman of Braes Group Ltd. Aged 62.

Richard Hayden †

Richard Hayden, a US citizen, was appointed a director in September 1999. He previously worked with Goldman Sachs, the US investment bank and held a variety of positions from 1969, including general partner of Goldman Sachs & Co., Managing Director of Goldman Sachs International and Deputy Chairman of Goldman Sachs International. He is currently Executive Chairman of GSC Partners Europe Ltd. Aged 56.

Lord Shuttleworth FRICS *

Lord Shuttleworth was appointed a director in 1996 and held the post of Deputy Chairman from 1996 to April 1999. He was formerly Chairman of the National and Provincial Building Society and the Rural Development Commission. Lord Shuttleworth is also Lord-Lieutenant for the County of Lancashire. Aged 53.



* Nomination Committee Member
\# Personnel and Remuneration Committee Member
† Audit Committee Member

Keith Woodley FCA * †
Deputy Chairman and Senior Independent Non-Executive Director

Keith Woodley was appointed a director in 1996. He became Deputy Chairman and Senior Non-Executive Director in April 1999. He is a former non-executive director of National and Provincial Building Society, a former partner of Deloitte Haskins & Sells and a past President of the Institute of Chartered Accountants in England and Wales. He is currently Complaints Commissioner for the London Stock Exchange. He is also a Council Member and Treasurer of the University of Bath. Aged 62.

Vittorio Radice

Vittorio Radice, an Italian citizen, was appointed as a director in October 2001. He is the Chief Executive of Selfridges plc. He was formerly Managing Director of Habitat UK. Vittorio Radice is a non-executive director of Shoppers Stop India Limited and New West End Company Limited. Aged 44.

Peter Ogden

Peter Ogden was appointed a director in 1994. He is a former Managing Director of Morgan Stanley & Co. Peter Ogden is currently Chairman of Computasoft Limited and Omnia Limited and a director of Computacenter PLC and PSION PLC. Aged 54.

Lord Currie *

Professor Lord Currie was appointed a director in January 2001. He is Dean of City University Business School and previously held a number of senior positions at London Business School and at Queen Mary College, University of London. He has held visiting appointments at the International Monetary Fund, the Bank of England and the European University Institute, and has acted as a consultant to the European Commission and the OECD. Lord Currie is a non-executive Chairman of Coredeal MTS, a non-executive director of Joseph Rowntree Reform Trust Limited, a council member of Britain in Europe and the European Policy Forum, and director and trustee of the Policy Network Foundation. Aged 55.

The directors have pleasure in presenting their report for Abbey National plc for the year ended 31 December 2001.

Principal activities

The principal activity of Abbey National plc and its subsidiaries continues to be the provision of an extensive range of personal financial services. The Operating and financial review for the year, including a review of non-banking activities, is set out on pages 9 to 16 of this document. Note 22 to the financial statements provides a list of the principal subsidiaries and the nature of each company's business as well as details of overseas branches. Details of important events which have occurred since the end of the financial year and prospects for 2002 are included in the Chairman's statement, and in the Operating and financial review.

Results and dividends

The profit on ordinary activities before tax for the year ended 31 December 2001 was £1,938 million (2000: £1,975 million).

An interim net dividend of 16.80 pence per ordinary share was paid on 8 October 2001 (2000: 15.15 pence per ordinary share).

The directors propose a final net dividend for the year of 33.20 pence per ordinary share (2000: 30.35 pence per ordinary share) to be paid on 7 May 2002.

Corporate governance

A report on corporate governance is set out on pages 26 and 27.

Payment policy and practice

Abbey National deals with a large number of suppliers operating in a diverse range of industries and accordingly does not operate a single payment policy in respect of all classes of suppliers. Each individual operating area is responsible for agreeing terms and conditions under which business is to be transacted and for making the supplier aware of these beforehand. It is, and will continue to be, the Company's policy to ensure payments are made in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions.

The Company's practice on payment of creditors has been quantified under the terms of the Companies Act 1985 (Directors Report) (Statement of Payment Practice) Regulations 1997. Based on the ratio of amounts invoiced by trade creditors during the year to amounts of Company trade creditors at 31 December 2001, trade creditor days for the Company were 26 (2000: 25). The equivalent period calculated for the UK Group is 28 days (2000: 23 days).

Corporate citizenship

A report on corporate citizenship is included in the Directors' Report and Accounts on page 25. The report includes a statement on the Group's environmental policy and details of its charitable activities and donations. It also outlines the Company's employment practices, including those in respect of disabled employees and employee communication. The Corporate Citizenship Report additionally sets out the policies and procedures in place within the Group to manage Social, Environmental and Ethical Risk in the context of the guidelines published by the Association of British Insurers in October 2001.

Political contributions

No contributions were made for political purposes.

Share capital

The authorised and issued share capital of the Company are detailed in note 40 to the financial statements.

During the year, 2,776,372 ordinary shares were issued on the exercise of options under the Sharesave Scheme, 1,071,300 ordinary shares were issued on the exercise of options under the terms of the Employee Share Option Scheme and 607,607 ordinary shares were issued under the terms of the Executive Share Option Scheme. In addition, 7,776,418 ordinary shares were issued in lieu of cash for the final dividend for 2000 and 2,247,940 ordinary shares were issued in lieu of cash for the interim dividend in 2001, in accordance with the terms of the Alternative Dividend Plan. During 2001, shares to meet grants under the Executive Share Option Scheme were purchased in the market by the Abbey National ESOP Trust. Similarly, shares awarded under the Long Term Incentive Plan were bought in the market and held by Abbey National Employee Trust and shares, which are intended to be used in respect of the conditional rights under the Abbey National Employee Share Ownership Scheme (partnership shares) were purchased in the market and held in the Abbey National AESOP Trust.

At the Annual General Meeting on 26 April 2001, shareholders authorised the Company to make market purchases of its own shares, to a maximum of 143,182,470 ordinary shares of 10 pence each, 125,000,000 8 5/8% preference shares of £1.00 each and 200,000,000 10 3/8% preference shares of £1.00 each. No purchases have been made during the year under these authorities. These authorities remain valid until the forthcoming Annual General Meeting, when it is intended that resolutions will be put to shareholders to renew them.

On 8 November 2001 the Company issued 18,000,000 non-cumulative Dollar Preference Shares, series B, nominal value of $0.01 each.

Market value of land and buildings

On the basis of a regular review process, the estimated aggregate market value of the Group's land and buildings was below the fixed asset net book value of £29 million, as disclosed in note 25 to the financial statements, by approximately £1 million. It is considered that, except where specific provisions have been made, the land and buildings have a value in use to the Group which exceeds the estimated market value and that the net book value is not impaired.

Directors and directors' interests

Details of all the current directors are included on pages 22 and 23.

All of the directors listed on pages 22 and 23 have served on the Board for the whole of the period 1 January 2001 to 31 December 2001, with the exception of Yasmin Jetha and Lord Currie, who were appointed to the Board on 23 January 2001, Vittorio Radice, who was appointed to the Board on 23 October 2001, and Lord Burns who was appointed to the Board on 1 December 2001. Having been appointed to the Board since the last Annual General Meeting, Vittorio Radice and Lord Burns will retire and, being eligible, offer themselves for election at the forthcoming Annual General Meeting. Charles Villiers retired as an executive director on 31 January 2001, Mair Barnes retired as a non-executive director on 30 June 2001, Sir Terence Heiser retired as a non-executive director on 30 September 2001 and Gareth Jones resigned as an executive director on 31 October 2001. Leon Allen, Ian Harley and Malcolm Millington will retire by rotation at the Annual General Meeting and, all being eligible, offer themselves for re-election.

Since 1 January 2002, Lord Tugendhat has retired as chairman on 31 January 2002. Ian Treacy, Timothy Ingram and John King will resign as executive directors on 28 February 2002.

No director had a material interest in any contract of significance, other than a service contract, with the Company or any of its subsidiaries at any time during the year. Disclosures required by Financial Reporting Standard 8, 'Related Party Disclosures', are set out in note 54 of the financial statements.

Directors' interests in the shares of the Company, awards under the Long Term Incentive Plan and options to acquire shares are set out in the Directors' remuneration report on pages 28 to 33.

Substantial shareholdings

As at 20 February 2002, the company has received one disclosable interest in the issued ordinary share capital. In accordance with sections 198 to 208 of the Companies Act 1985, Legal & General Investment Management Limited has disclosed an interest in 43,436,945 ordinary shares of 10 pence each, representing 3.00% of the issued ordinary share capital of the Company.

Auditors

A resolution to re-appoint Deloitte & Touche as Auditors will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

Details of the business of the Annual General Meeting can be found in the accompanying booklet 'Notice of Annual General Meeting 2002'.

By Order of the Board

Ian K Treacy
Director

20 February 2002

Abbey National is committed to good corporate citizenship and to treating all those who come into contact with the Company in a fair and ethical manner. This section outlines the Company's approach to corporate citizenship (a phrase we use as synonymous with Corporate Social Responsibility). A more thorough treatment can be found in the Company's annual Corporate Citizenship Report, which is on our web site: www.abbeynational.com.

Community

Charitable donations. The Company has continued to support a wide range of charitable projects, primarily through the Abbey National Community Partnership and Abbey National Charitable Trust Limited (the Trust). Total cash donations of £2,358,464 (2000: £1,634,406) were made to charities through the Trust and by other Abbey National Group companies in 2001. The total value of support to charities and the voluntary sector amounted to £3,961,077 in 2001 (2000: £2,655,000). This comprised cash donations and other support given in kind, including the value of staff time.

Community partnerships. To help meet the needs of individual communities, Abbey National has established fifteen Community Partnership groups across the UK. These meet regularly to organise employee involvement programmes and make recommendations for the use of Charitable Trust funds in their local areas. The Trust continues to give priority to charities working to improve equality of opportunity for people with disabilities and those working to improve educational and employment opportunities for the most disadvantaged groups in society. The Trust also supported the fund-raising efforts of Abbey National staff, giving £600,370 (2000: £346,000) to match amounts they raised during the year.

Employee volunteering. Under the Company's Volunteering Scheme, staff are encouraged to give practical support to their preferred community organisations. The aim of the Volunteering Scheme is to help staff to give time to such organisations by matching this time on an hour for hour basis.

Ethics

Abbey National believes in conducting its business with integrity and puts its ethical principles at the core of business practice. The Company's ethical values and policies are articulated in 'How We Do Business: a statement of ethical principles' and its 'Ethical Investment Guidelines'.

Customers

The Company is dedicated to maintaining good relationships with its customers based on fairness, honesty, openness and integrity. Abbey National understands that its reputation is at stake with every customer and every service offered, so the Company is therefore committed to finding ways of making customers' lives easier, providing value-for-money financial products and the highest quality of service.

Abbey National aims to understand the consequences of its actions on all its customers, to treat them as individuals, and to take into consideration their unique circumstances, especially when they find themselves in financial difficulties.

Financial exclusion. The Company seeks to offer a product range to meet the needs of all potential customers, including those who might ordinarily be excluded from the financial marketplace because of their circumstances. Abbey National has offered a basic bank account since 1996 and is actively working with the government and the Post Office on the development of 'Universal Banking Services'.

Disabled customers. Measures have been put into place to help ensure that all of Abbey National's services are equally accessible to customers with disabilities. For example, communication aids such as induction loops for hearing-impaired customers exist in most branches and textphones are in operation across head office sites. Customer and shareholder information remains available in alternative formats including Braille and large print.

Employees

Abbey National treats its employees as partners in the business. Each year Abbey National invites eligible employees to become financial stakeholders in the Company by participating in the Company's Sharesave Scheme. In 2001, in recognition of the achievements in the first half of the year, the Company granted new share options to all employees. Through these schemes, and others, some 80% of employees now have a shareholding interest in the Company.

Communications. Employee involvement and effective communication remain vital to Abbey National's continued success. The Company publishes a quarterly employee magazine 'Abbeyview' combining work-related issues and information with articles of general interest. Almost all employees have access to Abbey National's internal web sites. These, together with traditional methods of communication, such as team meetings, aim to ensure that employees are fully informed.

Consultation. Abbey National continues to seek employees' views and opinions. The results of quarterly opinion surveys are made available to all staff. Abbey National has a partnership agreement with Abbey National Group Union, the trade union it recognises for employee representation. Consultation takes place at both national and local levels and regular partnership meetings are held to ensure communication is open and two-way.

Diversity. Abbey National's long-term commitment to diversity is set out in the Company's policy statement: 'Valuing People as Individuals'. A review in 1999 noted that Abbey National had made advances towards its diversity goals and highlighted the areas that needed improving. A progress review at the end of 2001 showed that the Group is reaching its diversity goals. Significant improvements have been made in ethnic representation across the Group. Last year Abbey National also successfully completed an equal pay audit. The Company has embraced the spirit of the Disability Discrimination Act and is a committed user of the Employment Service's 'Positive about Disabled People' symbol. The Company has formed an innovative partnership with the Employment Service Disability Services to help people with disabilities at work, and as a 'Gold Card' member of the Employers' Forum on Disability, the Company's goal is to make Abbey National an employer of choice for disabled people. Those employees who become disabled during their employment are provided support where possible to enable them to remain in their existing roles. Amongst other support services, the Company operates an 'Enabling Suite' which allows employees to test out and gain training in using IT systems specially designed for disabled people.

Work – life balance. Abbey National is committed to supporting individuals in achieving a reasonable balance between their personal and working lives. To this end, the Company offers employees a comprehensive range of flexible working options, including part-time working, job sharing, career breaks and extended maternity provisions. During 2001, two new policies were added to the existing range of options. Home working allows eligible employees to use their home as their work base. Compressed Working Arrangements allows employees to work their contractual working hours over a reduced number of extended working days. Abbey National frequently reviews and develops these flexible working options to ensure it retains competitive advantage and to support its reputation as an employer of choice.

Environment

Abbey National's environmental impacts arise from operational factors and from the management and delivery of products and services. The Company is committed to putting the highest standards of environmental governance and stewardship into practice. Its environmental policy, which is subject to annual review, covers all Group businesses and provides the basis for the Company's environmental management. Environmental management involves identifying, understanding, managing and reporting on environmental impacts, risks and opportunities. Environmental risk management forms part of the operational risk framework. Environmental working groups, covering the management of both direct and indirect impacts, meet quarterly to oversee policy implementation and monitor environmental performance. The responsible director receives regular environmental management updates and an annual report is made to the Board. Abbey National also seeks to motivate and educate employees to conduct their activities in an environmentally responsible manner. The environmental policy is published in full in the Corporate Citizenship Report.

Business partners

Abbey National has in place a procurement policy that reinforces the principle that all employees are expected to maintain the highest standards of integrity and ethical behaviour in dealing with suppliers. Employees may not use their authority or office for personal gain and must conduct their business relationships in an open manner. Gifts of significant value may not be accepted. The Group Procurement Policy requires a record of hospitality received to be maintained by each department and made available for review.

Association of British Insurers guidelines

In October 2001, the Association of British Insurers (ABI) published guidelines for the reporting of Social, Environmental and Ethical (SEE) matters. In this context, the following policies and procedures are in place for managing Social, Environmental and Ethical risks in general, and reputational risk in particular: –

- The Abbey National Board has adopted a Mission Statement; a Statement of Ethical Principles, an Environmental Policy and Ethical Investment Guidelines. The Board regularly receives specific reports, covering Environmental issues; Charitable Donations and Community Partnership; and periodically on Ethical Principles.
- In addition, key SEE risks (specifically, human resources and reputation risks) are considered by the Operational Risk Committee (see page 21) and are reported to the Board through the Operational Risk Report.
- The implications of the Statement of Ethical Principles and Ethical Investment Guidelines are taken into account in the embedded risk management processes for investment decision-making.
- A Group Environmental Risk Manager is in post and an Environmental Working Group (under the Operational Risk Committee – see page 21) monitors environmental performance.
- The identification and assessment of significant risks is an integral part of the annual strategic planning process.
- Overall, reputational risk issues are monitored by the Chief Executive and the Executive Directors through the Group Executive Committee.

There is no specific account taken of SEE issues in the training of directors. There are performance targets for environmental risk and these are incorporated in management reporting systems. Key staff involved in charitable donations management, and community partnership activities have personal objectives. In this limited context, there is recognition of individual performance through the formal appraisal system.

There is independent verification of the Group's environmental performance and reporting (through the Corporate Citizenship Report). There is oversight of the risk management processes by Internal Audit, and the Ethical Investment Guidelines are taken into account, as appropriate, through the risk decision making process.

Corporate governance is concerned with how companies are directed and controlled and in particular with the role of the Board of Directors and the need to ensure a framework of effective accountability.

Combined Code

This statement, together with the Directors' remuneration report, set out on pages 28 to 33, explains how Abbey National has applied the principles of good practice in corporate governance set out by the Financial Services Authority in Section 1 of the Combined Code. Abbey National has complied with all the provisions of Section 1 of the Combined Code throughout the year ended 31 December 2001.

The Board

At 31 December 2001, the Board comprised a part-time Chairman, eight executive directors, including the Chief Executive, and eight independent non-executive directors, who bring a wide range of skills and experience to the Board. Biographical details of all current directors are to be found on pages 22 and 23. Changes to the Board since 1 January 2002 are set out on page 24. The roles of Chairman and Chief Executive are separated and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive for the running of the business and implementation of Board strategy and policy. The Chief Executive is assisted in managing the business on a day-to-day basis by the Executive Committee, which he chairs and which meets weekly and comprises his direct reports. All the non-executive directors are independent of management and they make a significant contribution to the functioning of the Board, thereby helping to ensure that no one individual or group dominates the Board's decision-making process. The Board met on twelve scheduled occasions during 2001, including a separate session specifically devoted to the long-term strategic direction of the Group. The Board's focus is on strategy formulation, policy and control. A corporate governance framework has been agreed by the Board, which maps out its roles and responsibilities and how these are discharged. The framework also defines how and which decisions are delegated and which decisions are reserved for the Board itself.

Risk management in banking continues to be critical and the Board devotes appropriate time to considering the significant risks (see internal control statement below). The Group Risk Committee (GRC) plays an important role by monitoring and controlling the level of Group structural balance sheet risk. GRC oversees a number of subcommittees: principally the Group Credit Committee (GCC), the Operational Risk Committee (ORC) and the Group Market Risk Committee (GMRC). GRC meets monthly, chaired by the Chief Executive, and its membership comprises all his direct reports plus one executive manager. GCC comprises three members from GRC plus several members of the Executive Management Group, including business area risk specialists, and meets monthly to review and oversee high-level credit policies and exposures. ORC includes three executive directors and meets quarterly to review and monitor operational risk exposures within the Group. GMRC meets monthly to review and oversee market risk policies and controls within the Group, and includes two executive directors in its membership. The Board, at its regular monthly meetings, reviews in detail the minutes of GRC, which incorporate key points from the minutes of GCC, ORC and GMRC.

One of the responsibilities of the Chairman is to ensure that Board members receive sufficient and timely information regarding corporate and business issues to enable them to discharge their duties. The adequacy of this information is periodically reviewed.

All directors have access to the advice and services of the Company Secretary and the Board has established a procedure whereby directors, wishing to do so in the furtherance of their duties, may take independent professional advice at the Company's expense. The Company Secretary is also charged with ensuring that all new Board members are equipped to fulfil their duties and responsibilities. As part of the early familiarisation programme, new non-executive directors are encouraged to meet the executive directors individually and engage in an induction programme of visits to different areas of the Group.

Non-executive directors are appointed for a three year term after which their appointment may be extended upon mutual agreement. It is envisaged that the maximum term for a non-executive director under this regime is unlikely to exceed nine years. In accordance with the Company's Articles of Association, one-third of the Board is required to retire by rotation each year but over a three year period all directors must have retired from the Board and faced re-election. The Company's Articles of Association also require that a director must retire at the first Annual General Meeting after their 70th birthday.

The Boards of Scottish Mutual Assurance plc, Abbey National Life plc, Abbey National Treasury Services plc and First National Bank plc include at least one independent non-executive director with requisite expertise who is not necessarily a member of the Abbey National plc Board.

Board committees

The Board maintains three standing committees, all of which operate within written terms of reference. Their minutes are circulated for review and consideration by the full complement of directors, supplemented by oral reports from the committee chairmen.

Audit Committee

The Audit Committee is chaired by Keith Woodley and comprises three members. The Audit Committee met five times in 2001. Its prime tasks are to review the scope of external and internal audit, to receive regular reports from Deloitte & Touche and the Chief Internal Auditor, and to review the preliminary results, interim information and annual financial statements before they are presented to the Board, focusing in particular on accounting policies and compliance, and areas of management judgement and estimates. The Audit Committee more generally acts as a forum for discussion of internal control issues and contributes to the Board's review of the effectiveness of the Company's internal control and risk management systems and processes. The Audit Committee also conducts a review of the remit of the Internal audit function, its authority, resources and scope of work. Detailed subsidiary level issues are considered by the audit committees set up for key trading subsidiaries and key issues are reported to the Group Audit Committee. Membership of the Audit Committee is restricted to independent non-executive directors.

Personnel and Remuneration Committee

The Personnel and Remuneration Committee is chaired by Lord Shuttleworth and met six times in 2001. Its principal function is to monitor the human resource policies of the Group to ensure they are consistent with the Company's business objectives and philosophy. It is charged with recommending to the full Board the Company's policy on executive director and executive management remuneration. The Personnel and Remuneration Committee determines the individual remuneration package of each executive director. The Board's report to shareholders on how directors are remunerated, together with details of individual directors' remuneration packages, is to be found on pages 28 to 33.

Nomination Committee

The Nomination Committee is chaired by Lord Burns and comprises four members. The Nomination Committee meets when necessary and at least once in each year. The Nomination Committee's primary function is to make recommendations to the Board on all new appointments and also to advise generally on issues relating to Board composition and balance. It met twice during 2001.

The number of full scheduled Board meetings and committee meetings attended by each director during the year was as follows:

	Scheduled Board meetings	Audit Committee meetings	Personnel and Remuneration Committee meetings	Nomination Committee meetings
Lord Tugendhat	12			2
Lord Burns	1			[illegible]
Ian Harley	12			2
Leon Allen	11	5		
Mair Barnes	7		3	1
Lord Currie	12		3	
Richard Hayden	12	5		
Sir Terence Heiser	9	4		
Timothy Ingram	12			
Yasmin Jetha	12			
Gareth Jones	10			
John King	12			
Malcolm Millington	12			
Peter Ogden	10		5	
Mark Pain	12			
Andrew Pople	12			
Vittorio Radice	3			
Lord Shuttleworth	12		6	
Ian Treacy	12			
Keith Woodley	12	5		2

Relations with shareholders

Abbey National values its dialogue with both institutional and private investors. Effective two-way communication with fund managers, institutional investors and analysts is actively pursued and this encompasses issues such as performance, policy and strategy. During 2001, Abbey National directors held meetings with 151 institutional investors whose combined shareholdings represented over 45% of the total issued ordinary share capital of the Company.

Private investors are encouraged to participate in the Annual General Meeting at which the Chairman presents a review of the results and comments on current business activity. The Chairmen of the Audit, Personnel and Remuneration and Nomination Committees will be available at the Annual General Meeting to answer any shareholder questions.

This year's Annual General Meeting will be held on 25 April 2002. The Notice of the Annual General Meeting, which is in plain English, is circulated more than 20 working days before the Meeting and Abbey National will continue its practice of proposing only unbundled individual resolutions and proposing a resolution relating to the Directors' Report and Accounts.

Pension funds

The assets of the Company's main pension schemes are held separately from those of the Group and are under the control of the trustees of each scheme. The four Abbey National pension schemes have a common corporate trustee which, at 31 December 2001, had nine directors, comprising six Company appointed directors, including Lord Tugendhat, and three other directors of the Company, together with three member-nominated directors. The National and Provincial Pension Fund has a different corporate trustee, the Board of which at 31 December 2001 comprised Lord Tugendhat, two other Company appointed directors and three member-elected directors. The Scottish Mutual Assurance (SMA) plc Staff Pension Scheme is administered by six trustees, of which SMA appoints four (two of whom are directors and two of whom are members), whilst the active members appoint two of their number as trustees. The rules of The Scottish Provident Institution (SPI) Staff Pension Fund allow for eight trustees, including three non-executive directors of Scottish Provident Limited (SPL), the principal officer of SPL, the officer next in seniority to the said principal officer, and three trustees nominated by the active members from their number.

With the exception of The SPI Staff Pension Fund, asset management of the schemes is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers. Asset management of the SMA Staff Pension Scheme is through a Trustee Investment Account invested in units of SMA's Pooled Managed Fund. Assets (other than petty cash) of The SPI Staff Pension Fund are invested in a Managed Fund policy held with Scottish Provident Limited.

Legal advice to the trustees of the various schemes is provided by external firms of solicitors. The audits of Group Pension Schemes are separated from that of Abbey National. The audit of the Abbey National pension schemes and the National and Provincial Pension Fund is undertaken by Grant Thornton. The audit of the SMA Staff Pension Scheme is undertaken by KPMG Audit Plc. The audit of The SPI Staff Pension Fund is undertaken by PricewaterhouseCoopers.

Going concern

The directors confirm that they are satisfied that the Company and Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Internal control

The Board of Directors has overall responsibility for the system of internal control and for reviewing its effectiveness throughout the Abbey National Group. However, it is important to note that any control system can only provide reasonable and not absolute assurance against material misstatement or loss, and this is compounded by the size and complexity of the Group's operations.

The objective of the system of internal control is not to eliminate risk, but to enable the Group to achieve its corporate objectives within a managed risk profile. The effectiveness of internal controls should be reviewed in this context. The Board is responsible for determining strategies and policies for risk and control, whilst management is responsible for designing, operating and monitoring risk management and control processes to implement Board policies effectively.

The Board confirms that an on-going process for identifying, evaluating and managing the Group's significant risks has operated throughout the year and up to the date of approval of the Directors' Report and Accounts. This process has been subject to regular review by the Board and accords with the guidance contained in 'Internal Control – Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales in September 1999. The key elements of this process are as follows:

- Strategic risks are considered by both the Board and the Executive Committee in the context of an agreed strategic framework, which is refreshed during the year through a series of strategy conferences. The strategic planning process is supported by a corporate development function who use external consultants as appropriate. Annually, each value centre produces a three year plan to reflect and respond to the strategic challenges facing the Group. The consolidated three year plan is approved by the Board. Detailed financial and operating plans are developed for the year ahead and monthly reports are provided to the Board covering actual performance against plan, analysis of significant variances, and scrutiny of key performance indicators by the Group's finance function.
- Financial risks (credit, market, liquidity, insurance and residual value) are considered on behalf of the Board by the Group Risk Committee (GRC) as described in 'The Board' section above. The Board reviews the minutes of GRC in detail and in addition receives half yearly reports from the Group Risk Director, and annually considers financial risk scenarios.
- Operational risks are considered on behalf of the Board by the Operational Risk Committee as described in 'The Board' section above. The Board also receives half yearly reports from the Group Risk Director. In addition there are a series of specific reports produced covering various aspects of operational risk such as compliance with the Financial Services and Markets Act 2000 and money laundering.
- The Executive Committee manages the business on a day to day basis and the divisional directors are responsible for embedding risk management and control in accordance with the corporate governance framework.
- A key feature of the risk management framework is the segregation of duties between the customer facing divisions, and the Group infrastructure divisions. Together with other responsibilities, the Group infrastructure divisions define standards and guidelines which enable Board policies to be translated into operational practice and also measure and monitor the overall risk exposures.

The Board has established a process for reviewing the effectiveness of the system of internal control through reports it, and the board committees, receive from the executive risk committees and various independent monitoring functions. The Audit Committee, as described above, makes an important contribution to this assurance process. Internal Audit provides independent and objective assurance that the processes by which significant risks are identified, assessed and managed are appropriate and effectively applied. Internal and external audit utilise common protocols to report and escalate significant exceptions and Internal Audit follow up all significant exceptions until satisfactory resolution by management. In addition, the self-certification process requires management throughout the Group to attest to the effectiveness (or otherwise) of their risk management and control processes. The Board undertook a formal annual assessment of the overall risk management and control arrangements on 22 January 2002 in order to form a view on the effectiveness of the system of internal control.

Following the collapse of the US energy company, Enron, the Group suffered a loss of £95 million, which is equivalent to 5% of the Group's pre-tax profits. The collapse of Enron was essentially an event risk and the US Justice department has recently launched a criminal investigation into the failure. The Board has considered the circumstances surrounding this loss and concluded that the loss was not the result of a control failure. A review of the risk profile is underway. This reflects the dynamic nature of risk management which must continuously adapt to shifts and developments in the external marketplace.

During the year the Group acquired a number of businesses, the most significant of which was The Scottish Provident Institution. These businesses have been reviewed (and will continue to be reviewed) against the Group's expected risk management and control standards and plans have been established to address any improvements required.

The purpose of this report is to inform shareholders of Abbey National's policy on remuneration (benefits), as recommended by the Personnel and Remuneration Committee and adopted by the Board.

Overall remuneration strategy

The aim of the remuneration strategy is to allow the Company to secure the talent that it needs to meet its business aims, encourage superior performance and appropriate behaviours, and align the interests of employees and shareholders.

We will achieve this through policies, which aim to make sure:

- overall rewards are competitive in the relevant market;
- salary increases and bonus payments are based on contribution; and
- all staff have an opportunity to buy shares in the Company.

These policies govern the design of remuneration arrangements for staff at all levels and in all companies across the Group.

Personnel and Remuneration Committee (the 'Committee')

The Committee makes sure that the Company has human resource policies that are consistent with the Company's business aims and philosophy. The Committee must recommend policies on executive directors' remuneration to the Board and, in line with the Combined Code, decide the remuneration of each executive director, including pension rights and any compensation payments.

Membership of the Committee is restricted to independent, non-executive directors. It is chaired by Lord Shuttleworth. The other members are Peter Ogden and Lord Currie. The Committee consults the Chairman and the Chief Executive as appropriate. The Committee is supported by the Corporate Development and Resources Director and regularly gets advice from independent advisers.

Executive directors' remuneration policy

Basic salary

Basic salaries are reviewed every year and are set to reflect personal performance in the context of the pay of people in similar roles in other organisations. When making comparisons the Committee looks particularly at pay levels in other financial services companies, major retailers and in other UK companies with a similar market capitalisation. 'Market capitalisation' is the value of the Company. This is calculated from the trading price of the shares on the stock market, multiplied by the number of ordinary shares we have issued to shareholders.

In reaching its decisions on pay levels, the Committee gets advice and information from several independent experts.

Yearly performance bonus

The discretionary yearly performance-related bonus is designed to provide a direct link between each individual's remuneration and the performance of the Company in the short term.

Total payments under the scheme are based on the Committee's assessment of the Company's performance against a range of measures agreed at the beginning of the financial year. The total amount that can be distributed under the scheme is limited to 70% of the total basic salaries of the executive directors. Payments to individual directors reflect their performance and contribution during the year. In exceptional circumstances, the payment to an individual director may be more than 70% of his or her salary.

Total payments under the scheme for 2001 represented 45% of the salaries earned during the year (2000: 40%).

Share matching scheme

Executive directors may take part in a share-matching scheme. Under the scheme, executives may choose to invest some or all of their yearly bonus in the Company's shares ('the purchased shares'). After three years, as long as the executive remains in employment and has not sold the purchased shares, he or she will receive a matching award ('the matching shares') with a value at the start of the three years equal to the value of the pre-tax bonus invested in the purchased shares. These matching shares will be available in full only if the Company's 'earnings per share' growth is more than inflation by an average of at least 7% each year; 10% of the shares will be matched if growth in earnings per share is more than inflation by an average of 3% each year, and in proportion between these two points. This performance target will apply over a fixed three-year period.

This scheme was approved by shareholders at the Annual General Meeting in April 2001. Executive directors and other senior executives will be eligible to take part in the scheme for the first time in March 2002, based on the bonus payments awarded in relation to performance during 2001.

Long Term Incentive Plan (LTIP)

The awards made in March 2001 are the last which will be made under this scheme. It has now been replaced by the Executive Share Option Scheme that was approved at the 2001 Annual General Meeting. This is described in the following section.

Under the LTIP, each year individuals were conditionally granted shares up to a value of 70% of their basic salary. The number that will eventually be awarded to the individual depends on performance conditions that are met over a fixed three-year period. Half of the award depends on the total shareholder return of the Company compared to the FTSE 100 Share Index. The other half of the award depends on the total shareholder return of the Company compared to specified financial institutions.

The two parts of the award are worked out separately. For each part, the award is made in full if the Company is ranked in the top quarter of the relevant group; 25% of the award is made if the Company is ranked at the half way point; and in proportion between these two points. No award is made for either part if the Company is ranked below the half way point of the group. So, if the Company is ranked below the half way point of both groups, no award will be made. For the award to be made in full, the Company must be ranked in the top quarter of both groups.

If the performance conditions are met, one half of the shares awarded is transferred to the individual on the third anniversary of the date the conditional rights were originally granted. The other half is held in trust for another two years. The LTIP for the performance period 1999-2001 generates an award of 79%, of the shares conditionally granted in 1999, half will be transferred in 2002, half will be deferred until 2004. Details of the grants to directors under the LTIP are set out on page 33.

Executive Share Option Scheme

An executive option scheme was introduced in 1991. Executive directors stopped taking part in that scheme when the LTIP was introduced in 1997. Other senior executives, who did not take part in the LTIP, continued to take part in the 1991 scheme until the final grants were made in March 2001.

A new executive share option scheme was approved by shareholders at the 2001 Annual General Meeting. From 1 January 2002, this replaces the LTIP described earlier. The new scheme will grant options to executive directors, senior executives and other managers. Grants will be made every year and will include a range of demanding performance targets. Because executives will only benefit under the scheme to the extent that the Company's share price rises, executives' interests will be clearly in line with those of shareholders. The value of the shares under option which an executive may initially receive in any financial year will not normally be more than twice his or her basic salary. These options can only be exercised in full if:

- the Company's total shareholder return performance is ranked in the top quarter in relation to other financial services companies and the FTSE 100 companies; and
- our earnings per share growth is more than inflation by an average of at least 7% each year.

Some of the options can be exercised if the Company's total shareholder return performance is ranked at the half way point in relation to other financial services companies, or to FTSE companies, or if our earnings per share growth is more than inflation by an average of at least 3% each year.

Directors' interests in shares and options are set out on pages 30 to 32.

Other benefits

Taxable benefits for executive directors include medical expenses and mortgage allowance.

The executive directors are also eligible to take part in the Company's Sharesave Scheme and the Partnership Shares Scheme on the same conditions as other employees.

Pensions

Executive directors are eligible to join one of the Company's pension schemes. No elements of remuneration are treated as pensionable, other than the basic salary.

Service contracts

All of the executive directors have one-year service contracts. At the Company's discretion, if an individual who is leaving the Company does not have to work his or her contractual notice period, in such cases he or she will be able to receive pay instead of notice. If an executive director is made redundant within the meaning of the relevant employment legislation, he or she will be eligible to receive a redundancy payment in line with the Company's conditions that apply to most staff. We work this out based on 3.25 weeks' pay for each year of service. There are minimum payments based on service and a maximum payment of two years' salary. Directors who are over 50 years old when they are made redundant may also be entitled to an addition to their pension.

Service contracts continued

The Chairman's contract is renewable every year at the first Board meeting following each Annual General Meeting. This provides for paying fees for 12 months.

Compensation of £1,853,982 was made to D G Jones in relation to the termination of his contract. This comprised £1,059,082 in respect of severance payment and payments instead of his salary and bonus, in accordance with the terms of his service agreement, and a transfer of value of £794,900 relating to an increase in his pension benefits. This included an increase of two years service benefits, as provided for in his service agreement, and a further year instead of notice.

Non-executive directors' fees

The Board decides the remuneration arrangements for the Chairman and non-executive directors.

The Chairman receives fees, benefits and expenses for services. He or she is not entitled to take part in any bonus or profit-sharing arrangements or in the LTIP or the Executive Share Option Scheme. (The previous Chairman was entitled to participate in the Company's Sharesave Scheme, which is available to all eligible employees.) The Chairman's appointment is non-pensionable.

Fees are paid to non-executive directors. The basic fee for non-executive directors is reviewed every two years and the last full review took place during 2000. The basic fee is currently £30,000 a year. An extra fee of £7,500 is paid for service on the Audit Committee and the Personnel and Remuneration Committee. There is an extra fee of £2,500 a year for chairing the Personnel and Remuneration Committee. An extra fee of £5,000 is paid for service on the Retail Strategy Board. (This is not a committee of the Board but an advisory group to help the management team of the Retail Banking Division.) Lord Shuttleworth receives an extra fee as director of Abbey National Group Pension Scheme Trustees Limited and The National and Provincial Building Society Pension Fund Trustees Limited. Keith Woodley's benefits include payments for services as Deputy Chairman of Abbey National plc, a non-executive director of Abbey National Treasury Services plc and Chairman of both their audit committees.

Taxable benefits for non-executive directors include travel and other expenses for going to Board meetings.

Directors' emoluments

The following table shows an analysis of directors' emoluments, excluding pensions, details of which are provided below:

	Salary/Fee £	Performance related yearly bonus £	Other payments £	Taxable benefits £	2001 Total £	2000 Total £
Chairman						
Lord Tugendhat (retired 31 January 2002)	355,467	–	–	19,442	374,909	359,244
Executive directors						
Harley	605,000	272,000	–	6,305	883,305	774,162
C W Ingram	352,000	99,000	–	2,213	453,213	454,242
Jetha (appointed 23 January 2001)	243,000	117,000	–	1,085	361,085	–
D G Jones (resigned 31 October 2001) (1)	385,000	–	1,059,082	1,505	1,445,587	515,515
King	258,500	117,000	–	2,241	377,741	335,904
M J Millington	291,500	131,000	–	1,611	424,111	330,313
M A Pain	360,250	180,000	–	1,139	541,389	404,955
A H Pople	374,000	202,000	–	1,289	577,289	474,738
K Treacy	269,500	121,000	–	2,183	392,683	352,937
E N Villiers (retired 31 January 2001)	26,063	–	–	111	26,174	481,292
Non-executive directors						
R Allen	41,667	–	–	317	41,984	36,559
M Barnes (retired 30 June 2001)	24,167	–	–	2,161	26,328	41,540
Lord Burns (appointed 1 December 2001)	27,500	–	–	342	27,842	–
Lord Currie (appointed 23 January 2001)	31,942	–	–	317	32,259	–
R M Hayden	36,667	–	–	317	36,984	30,464
Sir Terence Heiser (retired 30 September 2001)	27,292	–	–	796	28,088	35,166
J Ogden	36,875	–	–	–	36,875	34,059
Radice (appointed 23 October 2001)	6,680	–	–	317	6,997	–
Lord Shuttleworth	47,917	–	–	1,755	49,672	45,973
K S Woodley	98,167	–	–	3,916	102,083	96,554
Totals	3,899,154	1,239,000	1,059,082	49,362	6,246,598	4,803,617

Notes

1. Other payments represent severance payment and payments in lieu of salary and bonus, in line with the terms of his service agreement. This excludes the increase in pension benefits, which is shown in the Directors' pensions table on page 30.

Directors' pensions

Executive directors are eligible to join one of the Company's pension schemes.

The following table shows an analysis of the accrued pension benefits as at 31 December 2001 for executive directors participating in the Company's defined benefits pension schemes during the period. Further information concerning the Company's pension schemes is set out in note 52 to the financial statements.

	Contributions from directors during 2001 (6) £	Increase in accrued pensions during 2001 (1) (4) £	Transfer value of the increase in accrued pensions during the year (2) £	Total accrued pensions as at 31 December 2001 (3) £	Total accrued pensions as at 31 December 2000 £
Executive director					
I Harley	15,488	43,883	607,767	291,087	239,307
T C W Ingram (5)	–	31,308	409,761	148,622	113,566
Y Jetha	36,101	27,120	327,169	104,611	–
D G Jones (7)	52,535	60,891	1,130,532	173,250	112,359
J King	2,585	26,999	493,748	158,104	124,981
M J Millington	2,915	27,380	373,225	145,031	113,892
M A Pain	3,603	18,698	157,275	84,447	63,649
A H Pople	11,931	21,644	205,852	104,720	80,422
I K Treacy	27,264	27,538	464,241	164,844	132,920
C N Villiers (8)	3,909	1,132	18,074	171,059	169,927
Totals	156,331	288,593	4,187,644	1,545,775	1,151,023

Notes:

1. The increase in accrued pension during 2001 represents the increase in the annual pension which each director would be entitled to receive from normal retirement age (less the statutory inflationary increase of 3.3%, where relevant), if he/she had left service voluntarily at 31 December 2001 or at his actual retirement or leaving date if earlier.
2. The transfer value of the increase in accrued pension represents the current capital sum which would be required, using demographic and financial assumptions, to produce an equivalent increase in accrued pension and ancillary benefits, excluding the statutory inflationary increase, and after deducting members' contributions (including Additional Voluntary Contributions). Although the transfer value represents a liability to the Company, it is not a sum paid or due to be paid to the individual director and cannot therefore meaningfully be added to the annual remuneration.
3. The accrued pension as at 31 December 2001 represents the annual pension which each director would be entitled to receive from normal retirement age if he/she had left service voluntarily at 31 December 2001 or at his/her actual retirement or leaving date if earlier.
4. In most cases the figure for the increase in accrued pension during 2001 which appears in the table does not equal the difference between the total accrued pension as at 31 December 2001 and the total accrued pension as at 31 December 2000. The difference arises where the increase in accrued pension is stated after deducting the statutory inflationary increase which would have been applied to the deferred pension entitlement had the director left at the start of the year. This deduction has been made where directors have been in service for the whole year, and is made in order to present a figure showing that element of the increase which results from an extra full year of service and from changes in remuneration.
5. T C W Ingram does not participate in the Company's defined benefits pension scheme. His pension arrangements are on a defined contributions basis. However, the Company has agreed to provide additional benefits as if he were participating in the defined benefits scheme.
6. Additional Voluntary Contributions made have been included in the above table where these payments result in an increase in the value of the directors' pension entitlements.
7. D G Jones resigned as a director on 31 October 2001. The greater part of the actuarial increase in transfer value in respect of D G Jones relates to the effect, on the year, of his full pension being paid immediately and the contractual requirement for his pension to be calculated as though his service had ceased three years later than his actual leaving date.
8. C N Villiers retired as a director on 31 January 2001.

Directors' share interests

The beneficial interests of directors and their immediate families in the ordinary shares of 10 pence each in the Company are shown below:

Ordinary shares

	No. of shares at 31.12.01	No. of shares at 1.1.01 or date of appointment
L R Allen	4,000	4,000
Lord Burns	–	–
Lord Currie	–	–
I Harley	76,231	76,091
R M Hayden	4,000	4,000
T C W Ingram	43,306	39,425
Y Jetha	32,315	32,159
J King	44,939	45,964
M J Millington	84,057	37,752
P J Ogden	4,000	4,000
M A Pain	21,944	22,964
A H Pople	53,502	55,489
V Radice	–	–
Lord Shuttleworth	868	832
I K Treacy	49,364	49,364
Lord Tugendhat	19,899	19,885
K S Woodley	5,160	5,160

Directors' share interests continued

Share options	At 1.1.01 or date of appointment	Number of options: granted	exercised	lapsed/ cancelled	At 31.12.01	Exercise price £	Market price at date of exercise £	Gain on exercise £	Date from which exercisable £	Expiry date	Scheme
Harley	568				568	6.07			01/04/02	30/09/02	Sharesave
	349				349	9.88			01/04/03	30/09/03	Sharesave
		1,117			1,117	9.06			01/04/06	01/10/06	Sharesave
	28,053				28,053	5.65			25/03/99	24/03/06	Executive
	36,379				36,379	5.91			09/09/99	08/09/06	Executive'
	150		150		–	5.91	10.39	672	09/09/99	08/09/06	Employee
	65,499	**1,117**	**150**		**66,466**			**672**			
C W Ingram	3,701		3,701		–	4.66	11.41	24,982	01/04/01	30/09/01	Sharesave
		1,862			1,862	9.06			01/04/06	01/10/06	Sharesave
	150				150	5.91			09/09/99	08/09/06	Employee
	3,851	**1,862**	**3,701**		**2,012**			**24,982**			
Jetha	179		179		–	10.87	11.54	120	01/04/01	30/09/01	Sharesave
	342				342	5.65			01/04/03	30/09/03	Sharesave
		777			777	9.97			01/04/04	01/10/04	Sharesave
	16,991				16,991	5.65			25/03/99	24/03/06	Executive
	16,620				16,620	7.22			24/03/00	23/03/07	Executive
	11,342				11,342	11.70			13/03/01	12/03/08	Executive
	7,198				7,198	13.06			12/03/02	11/03/09	Executive
	4,179				4,179	6.46			09/03/03	09/03/10	Executive
	12,521				12,521	6.46			09/03/03	09/03/10	Executive
	7,235				7,235	7.48			11/08/03	10/08/10	Executive
	150				150	5.91			09/09/99	08/09/06	Employee
	76,757	**777**	**179**		**77,355**			**120**			
King	349				349	9.88			01/04/03	30/09/03	Sharesave
		582			582	9.97			01/04/04	01/10/04	Sharesave
	4,455				4,455	3.98			11/04/99	10/04/04	Executive
	23,181				23,181	5.91			09/09/99	08/09/06	Executive'
	150				150	5.91			09/09/99	08/09/06	Employee
	657				657	5.13			01/04/05	30/09/05	Sharesave
	28,792	**582**			**29,374**						
M J Millington	1,315				1,315	5.13			01/04/05	30/09/05	Sharesave
	19,000		19,000		–	4.83	11.45	125,780	10/04/98	09/04/05	Executive
	20,353		20,353		–	5.65	11.45	118,047	25/03/99	24/03/06	Executive
	6,000		6,000		–	5.64	11.45	34,860	04/04/99	03/04/06	Executive
	17,451				17,451	7.22			24/03/00	23/03/07	Executive
	10,769				10,769	11.70			13/03/01	12/03/08	Executive
	300			150	150	5.91			09/09/99	08/09/06	Employee
	150			150	–	11.95			01/04/03	31/03/08	Employee
	75,338		**45,353**	**300**	**29,685**			**278,687**			
M A Pain	1,285				1,285	6.07			01/04/04	30/09/04	Sharesave
	8,008				8,008	5.65			25/03/99	24/03/06	Executive
	13,850				13,850	7.22			24/03/00	23/03/07	Executive
	150				150	5.91			09/09/99	08/09/06	Employee
	1,973				1,973	5.13			01/04/05	30/09/05	Sharesave
	25,266				**25,266**						
A H Pople	568				568	6.07			01/04/02	30/09/02	Sharesave
		1,117			1,117	9.06			01/04/06	01/10/06	Sharesave
	150				150	5.91			09/09/99	08/09/06	Employee
	657				657	5.13			01/04/05	30/09/05	Sharesave
	1,375	**1,117**			**2,492**						
Treacy	25,042				25,042	5.91			09/09/99	08/09/06	Executive'
	150				150	5.91			09/09/99	08/09/06	Employee
	1,714				1,714	5.65			01/04/03	30/09/03	Sharesave
	26,906				**26,906**						

Directors' share interests continued

Share options	At 1.1.01 or date of appointment	Number of options: granted	exercised	lapsed/ cancelled	At 31.12.01	Exercise price £	Market price at date of exercise £	Gain on exercise £	Date from which exercisable £	Expiry date	Scheme
Lord Tugendhat	1,714			1,714	–	5.65			01/04/03	30/09/03	Sharesave
	1,714			**1,714**	–						
Former directors											
C N Villiers (1)	568		456	112	–	6.07	11.66	2,549	01/02/01	31/07/01	Sharesave
	349		212	137	–	9.88	11.66	377	01/02/01	31/07/01	Sharesave
	9,612		9,612		–	4.68	11.04	61,132	01/02/01	31/07/01	Executive
	3,204		3,204		–	3.98	11.04	22,620	01/02/01	31/07/01	Executive
	32,086		32,086		–	4.83	11.04	199,254	01/02/01	31/07/01	Executive
	36,988		36,988		–	5.91	11.02	189,009	01/02/01	31/07/01	Executive
	150		150		–	5.91	11.30	808	01/02/01	31/07/01	Executive
	82,957		**82,708**	**249**	–			**475,749**			
D G Jones (2)	568				568	6.07			01/01/02	30/06/02	Sharesave
	179		179		–	10.87	11.33	82	01/04/01	30/09/01	Sharesave
	8,012				8,012	3.98			01/01/02	30/06/02	Executive
	36,106				36,106	5.65			01/01/02	30/06/02	Executive
	22,829				22,829	5.91			01/01/02	30/06/02	Executive
	150				150	5.91			01/01/02	30/06/02	Executive
	1,052				1,052	5.13			01/01/02	30/06/02	Sharesave
		582			582	9.97			01/01/02	30/06/02	Sharesave
	68,896	**582**	**179**		**69,299**			**82**			

\# Replacement options

General notes:

1. All executive share options detailed above are subject to performance conditions based on the average growth of earnings per ordinary share relative to the average increase in the retail price index in any three years prior to exercise.
2. Executive share options granted since 1996 become exercisable if the average growth in earnings per ordinary share exceeds the average increase in the retail price index by 2%. Executive share options granted since 1997 become exercisable if the growth in earnings per ordinary share over a three year period exceeds the average increase in inflation by an average of at least 2% per annum, and the Company's total shareholder return at least matches the median performing company in a group of specified financial institutions.
3. The options refer to those granted under the Company's Executive Share Option, Employee Share Option and Sharesave schemes, as set out in note 40 to the financial statements.
4. Options shown under the headings 'Number of options: granted, exercised or lapsed/cancelled' refer to options granted, exercised or lapsed/cancelled during the year.
5. Market price at the date of exercise is the Middle Market Quotation, as derived from the London Stock Exchange Daily Official List. The market price of the shares on 31 December 2001 was 980p (29 December 2000: 1219p) and the range during 2001 was 885p to 1305p.
6. There have been no changes to the beneficial and other interests of the directors in the ordinary shares of the Company as shown above up to 20 February 2002.
7. The gains made upon the exercise of options during the year are based on the amount by which the market value of shares on the date of exercise exceeded the option price irrespective of whether the shares were sold or retained.

Notes on former directors:

1. C N Villiers retired with effect from 31 January 2001. In accordance with the scheme rules, all options were exercisable from 1 February 2001 with an expiry date of 31 July 2001.
2. D G Jones resigned with effect from 31 October 2001 and his employment ceased on 31 December 2001. In accordance with the scheme rules, all options were exercisable from 1 January 2002 with an expiry date of 30 June 2002.

All employee share ownership scheme (partnership shares)

I Harley, T C W Ingram, Y Jetha, J King, M A Pain and A H Pople all participate in the Abbey National Employee Share Ownership Scheme (partnership shares) which is available to all eligible employees. Under this scheme, participants may make 12 monthly contributions, up to a maximum of £1,500 per annum, to acquire shares in Abbey National plc. These shares may be purchased within 30 days from 31 May 2002 at their market value on 1 June 2001 or, if lower, their market value on or shortly after 31 May 2002. The number of shares which may be acquired under this scheme by each of the above, calculated on the basis of the contributions they are making and the share price on 1 June 2001 (£12.35), is 121 shares. If the share price at 31 May 2002 (or shortly after) is lower, then the number of shares may increase. Based on the share price at 31 December 2001 (£9.80), 153 shares would be the maximum number that could be acquired by each of the above directors under the scheme.

ong Term Incentive Plan

etails of the Company's ordinary shares over which the directors and former directors have conditional rights under the LTIP are as follows:

onditional rights	Conditional rights held under plan at 1/1/01	Conditional rights granted during the year	Shares awarded during year	Conditional rights lapsed during year	Conditional rights held under plan 31/12/01
Harley	77,986	38,640	19,468	5,083	92,075
C W Ingram	44,722	22,481	11,681	3,050	52,472
G Jones (4)	51,714	24,589	12,979	31,563	31,761
ding	33,193	16,510	8,652	2,259	38,792
J Millington	33,193	18,617	8,652	2,259	40,899
A Pain	40,595	22,481	9,734	2,541	50,801
H Pople	46,482	23,886	12,113	3,163	55,092
Treacy	34,861	17,212	9,085	2,372	40,616
etha	–	15,456	–	–	15,456
N Villiers	–	–	–	–	–

ares held in trust	Shares held in trust at 1/01/01	Shares awarded in the year	Shares transferred during the year	Shares held in trust at 31/12/01	These shares are receivable 2002	2004
Harley	4,882	19,468	–	24,350	14,616	9,734
C W Ingram	3,568	11,681	–	15,249	9,408	5,841
G Jones	4,506	12,979	–	17,485	17,485	–
ding	3,061	8,652	–	11,713	7,387	4,326
J Millington	–	8,652	–	8,652	4,326	4,326
A Pain	–	9,734	–	9,734	4,867	4,867
H Pople	3,943	12,113	–	16,056	9,999	6,057
Treacy	3,286	9,085	–	12,371	7,828	4,543
etha	–	–	–	–	–	–
N Villiers	4,694	–	–	4,694	4,694	–

Notes:

Shares sufficient to satisfy the conditional rights granted under the LTIP during the year were bought in the market and are held by the Abbey National Employee Trust (the Trust), which is administered by an independent professional trustee. The cost of these conditional rights net of write back of amortisation on lapsed rights is being credited / (charged) to the profit and loss account over the three year performance period to which they relate. In 2001, £379,945 (2000: (£2,217,976)) was credited / (charged) to the profit and loss account.

Shares are awarded to directors upon the relevant performance criteria being met. Directors receive 50% of the shares awarded to them three years from the date the conditional rights are granted and the remainder five years from the same date. The shares awarded form part of directors' emoluments in the year in which they are received and are disclosed at the value of the shares on the date of receipt by the directors.

The aggregate maximum value of the conditional rights and shares held in trust shown above, based on the maximum number of shares that are receivable by the directors if the Company is ranked in the top quartile of both the relevant comparator groups, and on the market price of the Company's ordinary shares at 31 December 2001, the last day of trading in 2001, 980p (29 December 2000: 1219p), would have been £5,551,141 (2000: £4,763,559).

As stated above, all conditional rights are subject to performance criteria. The directors do not receive any of the shares if the Company is ranked below the median of both the relevant comparator groups.

Shares held in trust are not subject to any further performance criteria.

The entitlement of D G Jones over the conditional rights held at 31 December 2001 are subject to the relevant performance criteria being met. Such entitlement to the conditional rights has been determined pro-rata to the period of service completed within the three year performance period to which those rights relate.

By virtue of their being potential beneficiaries of the Trust, each executive director is deemed, for the purpose of the Companies Act 1985, to have an interest in the shares held in the Trust. At 31 December 2001, the Trust held 604,362 ordinary shares (2000: 604,362 ordinary shares) for the above-named directors.

Directors' responsibilities for financial statements

The directors of Abbey National plc are required by United Kingdom company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year, and of the profit of the Group for the year. They are also responsible for ensuring that proper and adequate accounting records have been maintained and that reasonable procedures have been followed for safeguarding the assets of the Group and for preventing and detecting fraud and other irregularities.

In respect of the financial statements the directors are required to:

- ensure that suitable accounting policies, which follow generally accepted accounting principles, have been applied consistently;
- ensure that reasonable and prudent judgements and estimates have been used in the preparation of the financial statements;
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business; and
- state whether applicable United Kingdom accounting standards have been followed and to disclose and explain any material departures in the financial statements.

Independent auditors' report to the members of Abbey National plc

We have audited the financial statements of Abbey National plc for the year ended 31 December 2001 which comprise the consolidated profit and loss account, the consolidated and Company balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses, the accounting policies and the related notes 1 to 54. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Annual Report for the above year as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche

Deloitte & Touche
Chartered Accountants and Registered Auditors
Stonecutter Court, 1 Stonecutter Street, London
20 February 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT for the year ended 31 December 2001

Notes		2001 Total £m	2001 Total £m	2000 Total £m	2000 Total £m
	Interest receivable:				
	Interest receivable and similar income arising from debt securities		**3,543**		3,968
	Other interest receivable and similar income		**6,698**		7,242
	Interest payable		**(7,530)**		(8,530)
	Net interest income		**2,711**		2,680
	Dividend income		**3**		3
	Fees and commissions receivable		**806**		867
	Fees and commissions payable		**(275)**		(269)
	Dealing profits		**176**		116
	Other income:				
20	Income from long term assurance business		**345**		240
	Other operating income		**788**		657
	Total operating income		**4,554**		4,294
	Administrative expenses		**(1,699)**		(1,681)
25	Depreciation of tangible fixed assets excluding operating lease assets	**(115)**		(122)	
26	Depreciation of operating lease assets	**(256)**		(178)	
24	Amortisation of goodwill	**(36)**		(12)	
	Depreciation and amortisation		**(407)**		(312)
	Provisions:				
	Provisions for bad and doubtful debts		**(263)**		(273)
37	Provisions for contingent liabilities and commitments		**9**		(21)
18, 19	Amounts written off fixed asset investments		**(256)**		(32)
	Operating profit and profit on ordinary activities before tax		**1,938**		1,975
	Tax on profit on ordinary activities		**(603)**		(559)
	Profit on ordinary activities after tax		**1,335**		1,416
39	Minority interests – non-equity		**(59)**		(51)
	Profit for the financial year attributable to the shareholders of Abbey National plc		**1,276**		1,365
41	Transfer to non-distributable reserve		**(167)**		(156)
11	Dividends including amounts attributable to non-equity interests		**(762)**		(687)
42	Other non-equity interest appropriations		**(19)**		–
	Retained profit for the year		**328**		522
	Profit on ordinary activities before tax includes for acquired operations		**25**		–
12	**Earnings per ordinary share – basic**		**84.9p**		93.4p
12	**Earnings per ordinary share – diluted**		**84.3p**		92.8p

The Group's results as reported are in all material respects on a historical cost basis. Accordingly, no note of historical cost profits and losses has been presented.

All results arise from continuing operations.

AUDITED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET as at 31 December 2001

Notes		2001 £m	2001 £m	2000 £m	2000 £m
	Assets				
	Cash and balances at central banks		**494**		437
13	Treasury bills and other eligible bills		**2,489**		1,159
14	Loans and advances to banks		**9,874**		12,168
	Loans and advances to customers	**78,650**		81,752	
16	Loans and advances subject to securitisation	**18,883**		7,927	
	Non-returnable finance	**(12,952)**		(4,629)	
15	Loans and advances to customers after non-returnable finance		**84,581**		85,050
17	Net investment in finance leases		**4,738**		5,192
18	Debt securities		**67,858**		68,972
19	Equity shares and other similar interests		**815**		601
20	Long term assurance business		**2,015**		1,538
21	Interests in associated undertakings		**59**		57
24	Intangible fixed assets		**1,243**		245
25	Tangible fixed assets excluding operating lease assets	**356**		389	
26	Operating lease assets	**2,522**		1,963	
	Tangible fixed assets		**2,878**		2,352
27	Other assets		**4,773**		4,351
28	Prepayments and accrued income		**2,531**		3,186
20	Assets of long term assurance funds		**30,558**		19,083
	Total assets		**214,906**		204,391
	Liabilities				
30	Deposits by banks		**24,945**		34,996
31	Customer accounts		**74,259**		66,795
32	Debt securities in issue		**54,413**		57,078
	Dividend proposed		**482**		433
33	Other liabilities		**10,570**		7,948
34	Accruals and deferred income		**2,903**		3,250
35	Provisions for liabilities and charges		**1,454**		1,443
38	Subordinated liabilities including convertible debt		**6,590**		5,871
20	Liabilities of long term assurance funds		**30,558**		19,083
39	Minority interests – non-equity		**681**		664
			206,855		197,561
40	Called up share capital – ordinary shares	**145**		143	
	– preference shares	**325**		325	
40	Share premium account	**2,050**		1,610	
41	Reserves	**770**		616	
42	Reserve capital instruments	**297**		–	
41	Profit and loss account	**4,464**		4,136	
43	Shareholders' funds including non-equity interests		**8,051**		6,930
	Total liabilities		**214,906**		204,391
	Memorandum items				
	Contingent liabilities				
45	Guarantees and assets pledged as collateral security		**2,393**		2,134
46	Other contingent liabilities		**129**		299
			2,522		2,433
	Commitments				
47	Obligations under stock borrowing and lending agreements		**22,221**		19,763
47	Other commitments		**5,848**		9,047
			28,069		27,810

The financial statements on pages 35 to 61 were approved by the Board on 20 February 2002 and signed on its behalf by:

Lord Burns
Chairman

Ian Harley
Chief Executive

AUDITED FINANCIAL STATEMENTS

COMPANY BALANCE SHEET as at 31 December 2001

	Notes	2001 £m	2001 £m	2000 £m	2000 £m
Assets					
Cash and balances at central banks			460		426
Loans and advances to banks	14		5,038		4,500
Loans and advances to customers		55,513		60,038	
Loans and advances subject to securitisation	16	18,791		7,932	
Non-returnable finance		(13,132)		(6,204)	
Loans and advances to customers after non-returnable finance	15		61,172		61,766
Debt securities	18		2,002		1,753
Equity shares and other similar interests	19		2		2
Shares in Group undertakings	22		7,512		4,803
Tangible fixed assets	25		281		269
Other assets	27		640		458
Prepayments and accrued income	28		734		1,036
Total assets			77,841		75,013
Liabilities					
Deposits by banks	30		3,351		6,143
Customer accounts	31		57,171		54,520
Debt securities in issue	32		4		139
Dividend proposed			482		433
Other liabilities	33		2,200		599
Accruals and deferred income	34		1,035		1,293
Provisions for liabilities and charges	35		9		45
Subordinated liabilities including convertible debt	38		7,023		6,578
			71,275		69,750
Called up share capital – ordinary shares	40	145		143	
– preference shares		325		325	
Share premium account	40	2,050		1,610	
Reserve capital instruments	42	297		–	
Profit and loss account	41	3,749		3,185	
Shareholders' funds including non-equity interests	43		6,566		5,263
Total liabilities			77,841		75,013
Memorandum items					
Contingent liabilities					
Guarantees and assets pledged as collateral security	45		123,998		127,835
Other contingent liabilities	46		8		8
			124,006		127,843
Commitments	47		704		597

The financial statements on pages 35 to 61 were approved by the Board on 20 February 2002 and signed on its behalf by:

Lord Burns
Chairman

Ian Harley
Chief Executive

AUDITED FINANCIAL STATEMENTS

Consolidated statement of total recognised gains and losses as at 31 December 2001

Notes		2001 £m	2000 £m
	Profit for the financial year attributable to the shareholders of Abbey National plc	1,276	1,365
43	Unrealised surplus on revaluation of investment properties	–	11
	Total recognised gains relating to the year	**1,276**	1,376

Consolidated cash flow statement for the year ended 31 December 2001

Notes		2001 £m	2000 £m
51a	**Net cash inflow from operating activities**	**1,740**	6,093
	Returns on investments and servicing of finance:		
	Interest paid on subordinated liabilities	(323)	(289)
	Preference dividends paid	(42)	(38)
	Payments to non-equity minority interests	(59)	(51)
	Net cash outflow from returns on investments and servicing of finance	**(424)**	(378)
	Taxation:		
	UK corporation tax paid	(438)	(402)
	Overseas tax paid	(8)	(4)
	Total taxation paid	**(446)**	(406)
	Capital expenditure and financial investment:		
	Purchases of investment securities	(17,781)	(18,169)
	Sales of investment securities	3,282	4,971
	Redemptions and maturities of investment securities	13,993	10,898
	Purchases of tangible fixed assets	(1,001)	(502)
	Sales of tangible fixed assets	197	508
	Transfers from/(to) life assurance funds	43	(328)
	Net cash outflow from capital expenditure and financial investment	**(1,267)**	(2,622)
51e,g	**Acquisitions and disposals**	**(371)**	(968)
	Equity dividends paid	**(570)**	(548)
	Net cash (outflow) inflow before financing	**(1,338)**	1,171
	Financing:		
	Issue of ordinary share capital	27	11
	Issue of preference share capital	298	-
	Issue of loan capital	686	1,355
	Issue of reserve capital instruments	297	-
	Issue of preferred securities	–	620
	Repayments of loan capital	–	(365)
51c	**Net cash inflow from financing**	**1,308**	1,621
51b	**(Decrease) increase in cash**	**(30)**	2,792

For the purposes of the consolidated cash flow statement, cash includes all cash in hand and loans and advances to banks repayable on demand without notice or penalty, including amounts denominated in foreign currencies.

AUDITED FINANCIAL STATEMENTS

Basis of presentation
The consolidated financial statements are prepared in accordance with the special provisions of Part VII of the Companies Act 1985 applicable to banking companies and banking groups.

Accounting convention
The Group prepares its financial statements under the historical cost convention, modified by the revaluation of certain assets. They are prepared in accordance with applicable accounting standards of the Accounting Standards Board and pronouncements of its Urgent Issues Task Force and with the Statements of Recommended Accounting Practice issued by the British Bankers' Association and the Irish Bankers' Federation. Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of the Group for the purposes of giving a true and fair view.

Basis of consolidation
The Group financial statements comprise the financial statements of the Company and all its subsidiary undertakings. The accounting reference date of the Company and its subsidiary undertakings is 31 December, with the exception of those leasing, investment, insurance and funding companies, which, because of commercial considerations, have various accounting reference dates. The financial statements of these subsidiaries have been consolidated on the basis of interim financial statements for the period to 31 December 2001.

The assets and liabilities of the long term assurance funds are presented separately from those of other businesses in order to reflect the different nature of the shareholders' interest therein.

Interests in subsidiary undertakings and associated undertakings
The Company's interests in subsidiary undertakings and associated undertakings are stated at cost less any provisions for impairment. The Group's interests in associated undertakings are stated at the Group's share of the book value of the net assets of the associated undertakings.

Goodwill
Goodwill arising on consolidation as a result of the acquisitions of subsidiary undertakings and the purchase of businesses after 1 January 1998 is capitalised under the heading Intangible fixed assets and amortised on a straight line basis over its expected useful economic life. Such goodwill is subject to review for impairment in accordance with FRS 11, 'Impairment of fixed assets and goodwill' (see below). The useful economic life is calculated using a valuation model which determines the period of time over which returns are expected to exceed the cost of capital, subject to a maximum period of 20 years.

Goodwill arising on consolidation as a result of the acquisitions of subsidiary undertakings, and the purchase of businesses prior to 1 January 1998, has previously been taken to reserves. On disposal of subsidiary undertakings and businesses, such goodwill is charged to the profit and loss account balanced by an equal credit to reserves. Where such goodwill in continuing businesses has suffered an impairment, a similar charge to the profit and loss account and credit to reserves is made.

Impairment of fixed assets and goodwill
Tangible fixed assets, other than investment properties, and goodwill are subject to review for impairment in accordance with FRS 11. The carrying values of tangible fixed assets and goodwill are written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs. Should an external event reverse the effects of a previous impairment, the carrying value of the tangible fixed assets and goodwill may be written up to a value no higher than the original depreciated cost.

Depreciation
Tangible fixed assets excluding operating lease assets and investment properties are depreciated on a straight line basis over their estimated useful lives, as follows:

Freehold buildings:	100 years
Long and short leasehold premises: over the remainder of the lease, with a maximum of 100 years. Acquisition premiums are depreciated over the period to the next rent review.	
No depreciation is provided on freehold land.	
Office fixtures, equipment and furniture:	5 to 8 years
Computer equipment:	3 to 5 years

For depreciation on operating lease assets, see 'Assets leased to customers' below.

Interest receivable and payable
Interest receivable and payable is recognised in the profit and loss account as it accrues.

Interest is suspended where due but not received on loans and advances in arrears where recovery is doubtful. The amounts suspended are excluded from interest receivable on loans and advances until recovered.

Fees, commissions and dividends receivable
Fees and commissions receivable in respect of services provided are taken to the profit and loss account when the related services are performed. Where fees, commissions and dividends are in the nature of interest, these are taken to the profit and loss account on a systematic basis over the expected life of the transaction to which they relate, and are included under the heading, Interest receivable. Income on investments in equity shares and other similar interests is recognised as and when dividends are received, and included within Dividend income. Fees received on loans with high loan-to-value ratios are accounted for as described under Deferred income.

Lending-related fees and commissions payable and discounts
Under certain schemes, payments and discounts may be made to customers as incentives to take out loans. It is usually a condition of such schemes that incentive payments are recoverable by way of early redemption penalty charges in the event of redemption within a specified period, 'the penalty period', and it is the Group's policy and normal practice to make such charges. Such incentive payments are charged to the profit and loss account over the penalty period where their cost is recoverable from the net interest income earned from the related loans over the penalty period, or from the penalty charge in the event of early redemption. When the related loan is redeemed, sold or becomes impaired any amounts previously unamortised are charged to the profit and loss account. The profit and loss account charge for such amounts is included under the heading, Interest receivable.

Commissions payable to introducers in respect of obtaining certain lending business, where this is the primary form of distribution, are charged to the profit and loss account over the anticipated life of the loans. The profit and loss account charge for such commissions is included under the heading, Fees and commissions payable.

Dealing profits
Dealing profits include movements in prices on a mark to market basis, including accrued interest, on trading derivatives. Dealing profits also include movements in prices, on a mark to market basis excluding accrued interest, on trading debt securities and trading treasury and other eligible bills.

Deferred income
The arrangement of certain UK loans and advances secured on residential properties with high loan-to-value ratios may result in a fee being charged.

In the Group accounts, such fees are deferred and are included in the balance sheet under the heading, Accruals and deferred income. The deferred income balance is taken to the profit and loss account over the average anticipated life of the loan and is included under the heading, Other operating income.

Pensions
Where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of members of the scheme.

Provisions for bad and doubtful debts
A specific provision is established for all impaired loans where it is likely that some of the capital will not be repaid or, where the loan is secured, recovered through enforcement of security. No provision is made where the security is in excess of the secured advance. Default is taken to be likely after a specified period of repayment default. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan is considered impaired, an assessment of the likelihood of collecting the principal of these loans is made. This assessment is made using statistical techniques developed based on previous experience and on management judgement of economic conditions. These techniques estimate the propensity of loans to result in losses net of any recovery where applicable.

A general provision is made against loans and advances to cover bad and doubtful debts which have not been separately identified, but which are known from experience to be present in portfolios of loans and advances. The general provision is determined using management judgement given past loss experience, lending quality and economic prospects, and is supplemented by formulaic calculations.

The specific and general provisions are deducted from loans and advances. Provisions made during the year, less amounts released and recoveries of amounts written off in previous years are charged to the profit and loss account.

Foreign currency translation
Income and expenses arising in foreign currencies are translated into sterling at the average rates of exchange over the accounting period unless they are hedged in which case the relevant hedge rate is applied. Dividends are translated at the rate prevailing on the date the dividend is receivable. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange current at the balance sheet date. In the Group financial statements, exchange differences on the translation of the opening net assets of foreign Group undertakings to the closing rate of exchange are taken to reserves, as are those differences resulting from the restatement of the profits and losses of foreign Group undertakings from average to closing rates. Exchange differences arising on the translation of foreign currency borrowings used to hedge investments in overseas undertakings are taken directly to reserves and offset against the corresponding exchange differences arising on the translation of the investments. Other translation differences are dealt with through the profit and loss account.

Securities
Debt securities, equity shares and other similar interests held for investment purposes are stated at cost, adjusted for any amortisation of premium or discount on an appropriate basis over their estimated remaining lives. Provision is made for any impairment. Investment securities are intended for use on a continuing basis by the Group and have been identified as such.

In accordance with industry practice, securities which are not held for the purpose of investment and the associated funding of these assets are stated at market value and profits and losses arising from this revaluation are taken directly to the profit and loss account. The net return on these assets, excluding interest, appears in Dealing profits in the profit and loss account. This net return comprises the revaluation profit and loss referred to above, plus profits and losses on disposal of these assets. The difference between the cost and market value of securities not held for investment is not disclosed as its determination is not practicable.

Where securities are transferred from portfolios held for investment purposes to portfolios held for other purposes, the securities are transferred at market value. Gains and losses on these transfers are taken directly to the profit and loss account, and are included within Other operating income.

Interests in securities are recognised as assets or, in the case of short positions, liabilities, at the date at which the commitment to purchase or sell is considered to be binding.

Securities sold subject to sale and repurchase agreements are retained on the balance sheet where the risks and rewards of ownership of the securities remain with the Group. Similarly, securities purchased subject to purchase and resale agreements are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership.

Sale and repurchase agreements
The Group enters into purchase and resale and sale and repurchase agreements as part of its money market business. These amounts are included within Loans and advances to banks, Loans and advances to customers, Deposits by banks and Customer accounts. The difference between sale and repurchase and purchase and resale prices for such transactions is charged or credited to the profit and loss account over the life of the relevant transactions within Interest receivable and Interest payable.

Stock borrowing and lending agreements
The Group enters into stock borrowing and lending agreements as a means of carrying out its money market business. In addition, stock borrowing and lending agreements are entered into for the purpose of acquiring and selling equities. Obligations taken on pursuant to entering into such agreements are reported as Commitments.

Income earned and expense paid on stock borrowing and lending agreements is reported as Fees and commissions receivable and Fees and commissions payable, except when in the nature of interest, in which case they are reported as Interest receivable and Interest payable.

Deferred Taxation
Deferred taxation is accounted for where it is probable that a liability or asset will arise. Provision is calculated at rates expected to be applicable when the liability or asset crystallises.

Subordinated liabilities (including convertible debt) and debt securities in issue
Premiums, discounts and expenses relating to bonds and notes issued as part of the Group's funding programme are amortised over the life of the underlying transaction. Bonds and notes issued are therefore stated at net issue proceeds adjusted for amortisation. Where premiums, discounts and expenses are matched by swap fees, the presentation of these premiums, discounts and expenses has been matched with the presentation of the swap fees, in Prepayments and accrued income and Accruals and deferred income.

Derivatives
Transactions are undertaken in derivative financial instruments, ('derivatives'), which include interest rate swaps, cross-currency swaps, futures, equity and credit derivatives, options and similar instruments for both trading and non-trading purposes.

Derivatives classified as trading are held for market making or portfolio management purposes within the Group's trading books. Trading book activity is the buying and selling of financial instruments in order to take advantage of short term changes in market prices or for market making purposes in order to facilitate customer requirements. Trading derivatives are carried at market value in the balance sheet within Other assets and Other liabilities. Valuation adjustments to cover credit and market liquidity risks and future administration costs are made. Positive and negative market values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other arrangements that represent a legally enforceable right of set-off which will survive the liquidation of either party. Gains and losses are taken directly to the profit and loss account and reported within Dealing profits.

Derivatives classified as non-trading are those entered into for the purpose of matching or eliminating risk from potential movements in foreign exchange rates, interest rates, and equity prices inherent in the Group's non-trading assets, liabilities and positions. Non-trading assets, liabilities and positions are those intended for use on a continuing basis in the activities of the Group.

A derivative is designated as non-trading where there is an offset between the effects of potential movements in market rates on the derivative and designated non-trading asset, liability or position being hedged. Non-trading derivatives are reviewed regularly for their effectiveness as hedges. Non-trading derivatives are initially recorded at cost and accounted for on an accruals basis, consistent with the assets, liabilities, or positions being hedged. Income and expense on non-trading derivatives are recognised as they accrue over the life of the instruments as an adjustment to interest receivable or payable.

Where a non-trading derivative no longer represents a hedge because either the underlying non-trading asset, liability or position has been de-recognised, or transferred into a trading portfolio, or the effectiveness of the hedge has been undermined, it is restated at market value and any change in value is taken directly to the profit and loss account and reported within Other operating income. Thereafter the derivative is classified as trading or re-designated as a hedge of a non-trading item and accounted for accordingly.

In other circumstances, where non-trading derivatives are reclassified as trading or where non-trading derivatives are terminated, any resulting gains and losses are amortised over the remaining life of the hedged asset, liability or position. Unamortised gains and losses are reported within Prepayments and accrued interest and Accruals and deferred income respectively on the balance sheet.

Derivatives hedging anticipatory transactions are accounted for on a basis consistent with the relevant type of transaction.

Where anticipatory transactions do not actually occur, related derivatives are restated at fair value and changes in value are taken directly to the profit and loss account and reported within Other operating income. Where retained, such derivatives are reclassified as trading or re-designated as a hedge of a non-trading item and accounted for accordingly.

Assets leased to customers
Assets leased to customers under agreements which transfer substantially all the risk and rewards associated with ownership, other than legal title, are classified as finance leases. All other assets leased to customers are classified as operating leases assets. The net investment in finance leases represents total minimum lease payments less gross earnings allocated to future periods. Income from finance leases is credited to the profit and loss account using the actuarial after tax method to give a constant periodic rate of return on the net cash investment.

Operating lease assets are reported at cost less depreciation. They are shown as a separate class of tangible fixed asset because they are held for a different purpose to tangible fixed assets used in administrative functions. In the profit and loss account, income in respect of operating lease assets is reported within Other operating income. Depreciation on operating lease assets is reported within Depreciation and amortisation and charged over the estimated useful lives of the assets. Provision is made for any impairment, any such amount being included in depreciation and amortisation.

The Group selects the most appropriate method for recognition of income and depreciation according to the nature of the lease. This is determined by various factors including the length of the lease in proportion to the total economic life of the asset, any terms providing protection against early cancellation and the amount of income retained in the lease to cover future uncertainties in respect of the realisation of residual values. For a large proportion of the Group's operating leases, the most appropriate method of accounting for income and depreciation is the actuarial after tax method. Other operating leases are accounted for on a straight line basis.

Securitisations
Certain Group undertakings have issued debt securities, or have entered into funding arrangements with lenders, in order to finance the purchase of certain portfolios of loan and investment assets. These obligations are secured on the assets of the undertakings. Where the conditions for linked presentation as stipulated in FRS5 are met, the proceeds of the note issues (to the extent that there is no recourse to the Group) are shown deducted from the securitised assets on the face of the balance sheet.

Long term assurance business
The value of the long term assurance business represents the value of the shareholders' interest in the long term assurance funds, which consists of the present value of the surplus expected to emerge in the future from business currently in force, together with the Group's shareholders' interest in the surplus retained within the long term assurance funds.

In determining this value, assumptions relating to future mortality, persistency and levels of expenses are based on experience of the business concerned. The surplus expected to emerge in the future is discounted at a risk-adjusted discount rate after provision has been made for taxation. Changes in the value, which is determined on a post-tax basis, are included in the profit and loss account grossed up at the effective rate of tax. The post-tax increase in the value is treated as non-distributable until it emerges as part of the surplus arising during the year.

The values of the assets and liabilities of the long term assurance funds are based on the amounts included in the financial statements of the Life Assurance companies. The values are determined in accordance with the terms of the Companies Act 1985 (Insurance Companies Accounts) Regulations 1993, adjusted for the purposes of inclusion in the Group financial statements in order to be consistent with the Group's accounting policies and presentation, where a separate asset is established to account for the value of long term assurance business.

Reserve capital instruments
Reserve capital instruments (RCIs) are unsecured securities, subordinated to the claims of unsubordinated and subordinated creditors. RCIs are included within non-equity shareholders' funds, with interest payable on the RCIs included within Other non-equity interest appropriations.



Segmental analysis

a) By class of business

	Retail Banking £m	Wholesale Banking £m	Business to Business £m	Business to Consumer £m	Group Infrastructure £m	Group Total £m
2001						
Net interest income	1,545	508	578	104	(24)	2,711
Other income and charges	807	590	269	30	147	1,843
Total operating income	2,352	1,098	847	134	123	4,554
Operating expenses excluding depreciation on operating lease assets	(912)	(186)	(333)	(163)	(256)	(1,850)
Depreciation on operating lease assets	–	(152)	(104)	–	–	(256)
Provisions for bad and doubtful debts	(129)	–	(126)	(8)	–	(263)
Provisions for contingent liabilities and commitments	(8)	–	–	–	17	9
Amounts written off fixed asset investments	–	(256)	–	–	–	(256)
Profit (loss) before taxation	1,303	504	284	(37)	(116)	1,938
Includes for:						
Acquired operations	–	(6)	30	2	(1)	25
Total assets	65,827	101,091	41,437	5,850	701	214,906
Net assets	2,834	2,772	1,645	144	656	8,051
The average number of staff employed by the Group during the year was as follows:						
Employees	16,445	908	7,365	1,427	4,425	30,570
2000						
Net interest income	1,578	441	593	76	(8)	2,680
Other income and charges	810	423	180	56	145	1,614
Total operating income	2,388	864	773	132	137	4,294
Operating expenses excluding depreciation on operating lease assets	(944)	(155)	(326)	(177)	(213)	(1,815)
Depreciation on operating lease assets	–	(100)	(78)	–	–	(178)
Provisions for bad and doubtful debts	(150)	–	(120)	(2)	(1)	(273)
Provisions for contingent liabilities and commitments	(11)	–	5	(3)	(12)	(21)
Amounts written off fixed asset investments	–	(34)	–	2	–	(32)
Profit (loss) before taxation	1,283	575	254	(48)	(89)	1,975
Total assets	69,097	102,495	26,722	5,517	560	204,391
Net assets	2,674	2,510	1,231	129	286	6,830
The average number of staff employed by the Group during the year was as follows:						
Employees	18,141	702	6,750	1,465	4,210	31,268

[illegible]) By geographical region

	UK £m	Europe (excluding UK) £m	United States £m	Rest of world £m	Group Total £m
2001					
Net interest income	2,549	134	28	–	2,711
Dividend income	1	2	–	–	3
Net fees and commissions receivable	551	(20)	–	–	531
Dealing profits	180	–	(4)	–	176
Other operating income	1,093	40	–	–	1,133
Total operating income	4,374	156	24	–	4,554
Operating expenses excluding depreciation on operating lease assets	(1,765)	(82)	(2)	(1)	(1,850)
Depreciation on operating lease assets	(243)	(13)	–	–	(256)
Provisions for bad and doubtful debts	(263)	–	–	–	(263)
Provisions for contingent liabilities and commitments	9	–	–	–	9
Amounts written off fixed asset investments	(256)	–	–	–	(256)
Profit (loss) before taxation	1,856	61	22	(1)	1,938
Total assets	186,260	17,240	11,290	116	214,906
Net assets	7,324	412	311	4	8,051
2000					
Net interest income	2,591	89	–	–	2,680
Dividend income	1	2	–	–	3
Net fees and commissions receivable	591	7	–	–	598
Dealing profits	111	5	–	–	116
Other operating income	886	11	–	–	897
Total operating income	4,180	114	–	–	4,294
Operating expenses excluding depreciation on operating lease assets	(1,741)	(74)	–	–	(1,815)
Depreciation on operating lease assets	(178)	–	–	–	(178)
Provisions for bad and doubtful debts	(271)	(2)	–	–	(273)
Provisions for contingent liabilities and commitments	(21)	–	–	–	(21)
Amounts written off fixed asset investments	(34)	2	–	–	(32)
Profit before taxation	1,935	40	–	–	1,975
Total assets	190,291	14,100	–	–	204,391
Net assets	6,523	307	–	–	6,830

Consistent with previous years, when arriving at the segmental analysis, certain adjustments have been made. They include an adjustment to reflect the capital notionally absorbed by each segment, based on the Group's Financial Services Authority regulatory requirements, and an allocation across the segments of the earnings on Group reserves.

AUDITED FINANCIAL STATEMENTS

2. Other interest receivable and similar income

	2001 £m	2000 £m
On secured advances	**4,515**	5,227
On unsecured advances	**1,049**	1,055
On finance leases	**276**	346
On other interest earning assets and investments	**858**	614
	6,698	7,242

Interest receivable on secured advances has been reduced by £556m (£384m) in respect of the charge for lending-related fees and discounts payable, which are charged against interest income over the period of time which the Group has the right to recover the incentives in the event of early redemption. The movements on such incentives are as follows:

	Group			Company		
	Interest rate discounts £m	Cashbacks £m	Total £m	Interest rate discounts £m	Cashbacks £m	Total £m
At 1 January 2001	83	400	483	83	398	481
Expenditure incurred in the year	348	70	418	348	70	418
Transfer to profit and loss account	(376)	(180)	(556)	(376)	(180)	(556)
At 31 December 2001	55	290	345	55	288	343

Interest due but not received on loans and advances in arrears has not been recognised in interest receivable where collectability is in doubt, but has been suspended. A table showing the movements on suspended interest is included in note 8.

3. Interest payable

	2001 £m	2000 £m
On retail customer accounts	**2,091**	2,220
On sale and repurchase agreements	**42**	110
On other deposits and debt securities in issue	**5,061**	5,879
On subordinated liabilities including convertible debt	**336**	321
	7,530	8,530

4. Dividend income

	2001 £m	2000 £m
Income from equity shares	**3**	3

5. Dealing profits

	2001 £m	2000 £m
Securities	**45**	34
Interest rate, equity and credit derivatives	**131**	82
	176	116

6. Other operating income

	2001 £m	2000 £m
Fee income from high LTV lending (see note 34)	**100**	95
Profits less losses on disposal of investment securities	**5**	33
Profit on disposal of equity shares	**46**	28
Profit on disposal of fixed assets	**6**	67
Profit on disposal of subsidiaries and associates	**67**	45
Income from operating leases	**441**	303
Income from associated undertakings	**14**	17
Other	**109**	69
	788	657

7. Administrative expenses

	2001 £m	2000 £m
Staff costs (1):		
Wages and salaries	**682**	700
Social security costs	**58**	55
Other pension costs	**75**	72
	815	827

7. Administrative expenses continued

	2001 £m	2000 £m
Property and equipment expenses:		
Rents payable	**108**	75
Rates payable	**23**	23
Hire of equipment	**4**	4
Other property and equipment expenses	**46**	53
	181	155
Other administrative expenses (2)	**703**	699
	1,699	1,681

Notes:

(1) Excludes the following staff costs incurred by Life Assurance businesses, which are charged to income from long term assurance business:

	2001 £m	2000 £m
Staff costs:		
Wages and salaries	**66**	44
Social security costs	**5**	4
Other pension costs	**8**	4
	79	52

(2) The aggregate remuneration for audit and other services payable to Deloitte & Touche is analysed below:

	2001 £m	2000 £m
Audit services	**4.1**	3.4
Reporting accountants and other regulatory reporting	**0.8**	0.6
Sub-total: Audit and similar services	**4.9**	4.0
Tax services	**0.4**	-
Consultancy and advisory services	**2.4**	3.8
Sub-total: Other services	**2.8**	3.8
	7.7	7.8

Included within the remuneration for audit services is the audit fee for Abbey National plc of £0.9m (£0.9m).

Of the fees payable to the Group's auditors for audit services £3.8m (£3.2m) related to the United Kingdom.

Payments to Deloitte & Touche for consultancy and advisory services represent less than 5% of the Group's total consultancy expenditure.

8. Provisions for bad and doubtful debts

	On advances secured on residential properties £m	On other secured advances £m	On unsecured advances £m	Total £m
Group				
At 1 January 2001				
General	142	20	32	194
Specific	61	98	174	333
Exchange adjustments	–	(1)	–	(1)
Transfer from profit and loss account	42	23	198	263
Irrecoverable amounts written off	(33)	(46)	(212)	(291)
At 31 December 2001	212	94	192	498
Being for the Group:				
General	150	22	36	208
Specific	62	72	156	290
Company				
At 31 December 2001				
General	97	–	17	114
Specific	20	1	96	117
At 31 December 2000				
General	65	–	13	78
Specific	22	1	109	132
Total Group provisions as at:				
31 December 2001				
UK	191	63	187	441
Non-UK	21	31	5	57
31 December 2000				
UK	189	72	201	462
Non-UK	14	46	5	65

8. Provisions for bad and doubtful debts continued

Capital provisions as a percentage of loans and advances to customers:

	On advances secured on residential properties %	On other secured advances %	On unsecured advances %	Total %
Group				
At 31 December 2001				
UK	0.3	2.0	1.2	0.6
Non-UK	1.0	53.9	5.2	2.5
At 31 December 2000				
UK	0.3	2.5	1.8	0.6
Non-UK (restated)	1.1	59.1	4.4	3.5
Company				
At 31 December 2001	0.2	1.0	4.9	0.4
At 31 December 2000	0.1	1.0	5.6	0.3

Analysis of movements on suspended interest:

	£m	£m	£m	£m
Group				
At 1 January 2001	36	54	10	100
Exchange adjustments	-	(1)	-	(1)
Amounts suspended in the period	17	(4)	10	23
Irrecoverable amounts written off	(14)	(2)	(10)	(26)
At 31 December 2001	39	47	10	96
Company				
At 31 December 2001	16	1	6	23
At 31 December 2000	20	1	7	28

The value of loans and advances at 31 December 2001 on which interest is suspended is as follows:

Group				
Loans and advances to customers	324	208	281	813
Provisions on these amounts	(62)	(71)	(146)	(279)
Company				
Loans and advances to customers	156	2	120	278
Provisions on these amounts	(19)	(1)	(86)	(106)

Analysis of Group non-performing loans and advances

The following table presents loans and advances which are classified as 'non-performing'. No interest is suspended or provisions made in respect of such cases where the Group does not expect to incur losses.

	2001 £m	2000 £m
Loans and advances on which a proportion of interest has been suspended and/or on which specific provision has been made	848	915
Loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made	798	885
Non-accruing loans and advances	28	160
Total non-performing loans and advances	1,674	1,960
Non-performing loans and advances as a percentage of total loans and advances to customers	2.07%	2.60%
Provisions as a percentage of total non-performing loans and advances	29.73%	26.87%

9. Tax on profit on ordinary activities

	2001 £m	2000 £m
UK Corporation tax:		
Current year at 30%	516	466
Prior years	(1)	(37)
Double tax relief	(3)	-
Deferred tax:		
Current year	70	78
Prior years	7	43
Share of associated undertakings taxation	4	6
Overseas taxation	10	3
	603	559

10. Profit on ordinary activities after tax

The profit after tax of the Company attributable to the shareholders is £1,358m (£864m). As permitted by section 230 of the Companies Act 1985, the Company's profit and loss account has not been presented in these financial statements.

11. Dividends

	2001 Pence per share	2000 Pence per share	2001 £m	2000 £m
Ordinary shares (equity):				
Interim (paid)	16.80	15.15	242	216
Final (proposed)	33.20	30.35	478	433
	50.00	45.50	720	649
Preference shares (non-equity)			42	38
			762	687

12. Earnings per ordinary share

	2001	2000
Profit for the financial year attributable to the shareholders of Abbey National plc (£m)	1,276	1,365
Preference dividends (£m)	(42)	(38)
Other non-equity interest appropriations (£m)	(19)	-
Profit attributable to the ordinary shareholders of Abbey National plc (£m)	1,215	1,327
Weighted average number of ordinary shares in issue and ranking for dividends during the year – basic (million)	1,431	1,420
Dilutive effect of share options outstanding (million)	11	9
Weighted average number of ordinary shares in issue and ranking for dividends during the year – diluted (million)	1,442	1,429
Basic earnings per ordinary share (pence)	84.9	93.4
Diluted earnings per ordinary share (pence)	84.3	92.8

In accordance with UITF 13, 'Accounting for ESOP Trusts', shares held in trust in respect of certain incentive schemes have been excluded from the calculation of earnings per ordinary share as the trustees have waived dividend and voting rights.

13. Treasury bills and other eligible bills

	Group			
	2001 Book value £m	2001 Market value £m	2000 Book value £m	2000 Market value £m
Treasury bills	1,852	1,852	53	53
Other eligible bills	637	637	1,106	1,106
	2,489	2,489	1,159	1,159

Treasury and other eligible bills are held for purposes other than investment.

14. Loans and advances to banks

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Items in the course of collection	242	229	229	222
Amounts due from subsidiaries	-	-	4,692	4,164
Purchase and resale agreements	7,358	9,896	-	-
Other loans and advances	2,274	2,043	117	114
	9,874	12,168	5,038	4,500
Repayable:				
On demand	5,714	5,594	482	444
In not more than 3 months	2,981	5,448	293	217
In more than 3 months but not more than 1 year	815	372	774	525
In more than 1 year but not more than 5 years	362	560	1,397	1,151
In more than 5 years	2	194	2,092	2,163
	9,874	12,168	5,038	4,500
Banking business	2,516	2,272	5,038	4,500
Trading business	7,358	9,896	-	-
	9,874	12,168	5,038	4,500

Fair value disclosures are not provided for loans and advances to banks as there is no liquid and active market for such instruments held by the Group.

AUDITED FINANCIAL STATEMENTS

14. Loans and advances to banks continued

The loans and advances to banks in the above table have the following interest rate structures:

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Fixed rate	7,769	10,472	395	398
Variable rate	1,863	1,467	4,414	3,880
Items in the course of collection (non-interest bearing)	242	229	229	222
	9,874	12,168	5,038	4,500

The Group's policy is to hedge all fixed rate loans and advances to banks to floating rates using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See note 50, Derivatives, 'Non-trading derivatives' for further information.

15. Loans and advances to customers

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Advances secured on residential properties	62,867	65,430	57,260	59,157
Purchase and resale agreements	4,212	6,875	–	–
Other secured advances	2,709	2,450	91	89
Unsecured advances	14,662	10,214	2,066	1,911
Collateralised and guaranteed mortgage loans	131	81	–	–
Amounts due from subsidiaries	–	–	1,755	609
	84,581	85,050	61,172	61,766
Repayable:				
On demand or at short notice	3,651	7,133	1,612	1,854
In not more than 3 months	9,405	7,934	535	570
In more than 3 months but not more than 1 year	5,108	3,642	1,324	1,093
In more than 1 year but not more than 5 years	10,884	8,868	5,869	4,839
In more than 5 years	56,031	58,000	52,063	53,620
Less: provisions (see note 8)	(498)	(527)	(231)	(210)
	84,581	85,050	61,172	61,766
Banking business	80,363	78,175	61,172	61,766
Trading business	4,218	6,875	–	–
	84,581	85,050	61,172	61,766

Included within Group unsecured advances are two contingent loans owed by the with profit sub funds of the long term business funds of Scottish Mutual Assurance plc and Scottish Provident Limited to Abbey National Scottish Mutual Assurance Holdings Limited of £500m and £627m respectively. See note 20, 'Long term assurance business' for further information.

Fair value disclosures are not provided for loans and advances to customers as there is no liquid and active market for such instruments held by the Group.

The loans and advances to customers included in the above table have the following interest rate structures:

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Fixed rate	24,581	28,682	12,373	12,682
Variable rate	60,498	56,895	49,030	49,294
Provisions	(498)	(527)	(231)	(210)
	84,581	85,050	61,172	61,766

The Group's policy is to hedge all fixed rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See note 50, Derivatives, 'Non-trading derivatives' for further information.

16. Loans and advances to customers subject to securitisation

Loans and advances to customers include portfolios of residential mortgage loans which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose securitisation companies from Abbey National plc, and have been funded primarily through the issue of mortgage-backed floating rate notes (FRNs). No gain or loss has been recognised as a result of these sales. These special purpose securitisation companies are consolidated and included in the Group financial statements as quasi-subsidiaries.

16. Loans and advances to customers subject to securitisation continued

Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the securitisation companies or holders of the FRNs except as described below, and do not intend to provide such further support. Mortgage Indemnity guarantee (MIG) insurance is provided to the securitisation companies by a subsidiary of Abbey National plc to cover a proportion of potential losses on high loan-to-value ratio loans, in line with normal market practice. Holders of the FRNs are only entitled to obtain payment of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments, and the holders of the FRNs have agreed in writing not to seek recourse in any other form. Abbey National plc receives payments from the securitisation companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. In addition, Abbey National plc has made interest bearing subordinated loans to ILSE No.1 plc, Holmes Funding No.1 plc, Holmes Funding No.2 plc and Holmes Funding Limited and receives interest income thereon. Abbey National plc does not guarantee the liabilities of the subsidiary which provides MIG insurance. Abbey National plc is contingently liable to pay to the subsidiary any unpaid amounts in respect of share capital. At a Group level, a separate presentation of assets and liabilities is adopted to the extent of the amount of insurance cover provided by the subsidiary.

Abbey National Treasury Services plc has entered into a number of interest rate swaps with the securitisation companies with the exception of Holmes Trustees Limited, Holmes Financing (No.1) plc, Holmes Financing (No.2) plc, Holmes Financing (No.3) plc, Holmes Financing (No.4) plc and Holmes Financing (No.5) plc. These swaps in effect convert a proportion of the interest flows receivable from customers into variable rate interest rate flows to match with the interest payable on the FRNs.

Abbey National plc has no right or obligation to repurchase the benefit of any securitised loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.

During the year, Abbey National assigned a further portfolio of residential mortgage loans with a book value of £11.3bn to Holmes Trustees for the purpose of securitisation. Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested within Holmes Trustees Limited. The beneficial interest in the trust property was acquired by Holmes Funding in three stages, the first for £2.167bn on 23 May 2001, the second for £2.667bn on 5 July 2001 and the third for £2.479bn on 8 November 2001. Holmes Funding financed these acquisitions through borrowing from Holmes Financing (No. 3) plc, Holmes Financing (No. 4) plc and Holmes Financing (No. 5) plc, which funded their advances to Holmes Funding Limited principally through the issue of mortgage-backed floating rate notes. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to £5.64bn as at 31 December 2001.

The balances of assets securitised and non-returnable finance at 31 December 2001 were as follows:

Securitisation company	Date of securitisation	Gross assets securitised £m	Non-returnable finance £m	Subordinated loans made by the Group £m
ILSE No.1 plc	26 February 1998	50	48	–
Holmes Funding No.1 plc	25 February 1999	455	449	–
Holmes Funding No.2 plc	25 October 1999	764	773	–
Holmes Financing (No.1) plc	19 July 2000	2,256*	2,191	–
Holmes Financing (No.2) plc	29 November 2000	2,405*	2,336	–
Holmes Financing (No.3) plc	23 May 2001	2,167*	2,106	19
Holmes Financing (No.4) plc	5 July 2001	2,667*	2,641	8
Holmes Financing (No.5) plc	8 November 2001	2,479*	2,409	5

*Represents the interest in the trust property at book value held by Holmes Funding Limited relating to the debt issued by these companies.

Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies or their parents.

An aggregated summary profit and loss account for the years ended 31 December 2001 and 2000 and an aggregated balance sheet as at 31 December 2001 and 2000 for the above companies are shown below.

Profit and loss account for the year ended 31 December

	2001 £m	2000 £m
Net interest income	8	2
Other operating income	(6)	(2)
Administrative expenses	(1)	(5)
Provisions	(1)	(4)
Loss for the financial period	–	(9)

16. Loans and advances to customers subject to securitisation continued

Balance Sheet as at 31 December

	2001 £m	2000 £m
Loans and advances to banks	747	224
Loans and advances to customers	13,243	6,229
Prepayments and accrued income	42	30
Total assets	14,032	6,483
Deposits by banks	453	127
Debt securities in issue	13,420	6,315
Accruals and deferred income	168	50
Profit and loss account	(9)	(9)
Total liabilities	14,032	6,483

17. Net investment in finance leases

Group	2001 £m	2000 £m
Amounts receivable	8,453	9,559
Less: deferred income	(3,703)	(4,355)
Less: provisions for impairment (see below)	(12)	(12)
	4,738	5,192
Repayable:		
In not more than 3 months	152	147
In more than 3 months but not more than 1 year	199	267
In more than 1 year but not more than 5 years	623	745
In more than 5 years	3,764	4,033
	4,738	5,192
Cost of assets acquired for the purpose of letting under finance leases in the year	171	313
Gross rentals receivable	488	483
Commitments as lessor for the purchase of equipment for use in finance leases	48	124
Amounts outstanding subject to a sub-participation	90	194

Provisions for impairment relate to small ticket leasing assets.

18. Debt securities

Group	2001 Book value £m	2001 Market value £m	2000 Book value £m	2000 Market value £m
Investment securities				
Issued by public bodies:				
Government securities	3,246	3,316	4,404	4,592
Other public sector securities	1,405	1,378	1,905	1,927
	4,651	4,694	6,309	6,519
Issued by other issuers:				
Bank and building society certificates of deposit	529	540	282	291
Other debt securities	43,106	42,756	42,036	41,648
	43,635	43,296	42,318	41,939
Less: provisions	(357)	-	(109)	-
Sub-total – Non-trading book	47,929	47,990	48,518	48,458
Other securities				
Issued by public bodies:				
Government securities	4,396	4,396	2,602	2,602
Issued by other issuers:				
Bank and building society certificates of deposit	8,315	8,315	11,748	11,748
Other debt securities	7,218	7,218	6,104	6,104
	15,533	15,533	17,852	17,852
Sub-total – Trading book	19,929	19,929	20,454	20,454
Total	67,858	67,919	68,972	68,912

18. Debt securities continued

Company	2001 Book value £m	2001 Market value £m	2000 Book value £m	2000 Market value £m
Investment securities				
Issued by public bodies:				
Other public sector securities	28	28	28	28
Issued by other issuers:				
Other debt securities	1,974	1,974	1,725	1,725
Total – Non-trading book	2,002	2,002	1,753	1,753

The Company held no securities for purposes other than investment. The investment securities held by the Company include subordinated investments in subsidiaries of £1,946m (£1,699m) and are included within Other debt securities. Investment securities held by the Group include £20m (£20m) of subordinated investments in associates and are included within Other debt securities.

All the Company's securities are unlisted.

Analysed by listing status:

Group	2001 Book value £m	2001 Market value £m	2000 Book value £m	2000 Market value £m
Investment securities				
Listed in the UK	5,649	5,697	4,995	5,004
Listed or registered elsewhere	37,505	37,517	40,250	40,344
Unlisted	4,775	4,776	3,273	3,110
Sub-total – Non-trading book	47,929	47,990	48,518	48,458
Other securities				
Listed in the UK	994	994	2,146	2,146
Listed or registered elsewhere	5,628	5,628	7,084	7,084
Unlisted	13,307	13,307	11,224	11,224
Sub-total – Trading book	19,929	19,929	20,454	20,454
Total	67,858	67,919	68,972	68,912

Book value analysed by maturity:

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Due within 1 year	14,579	16,190	-	-
Due in more than 1 year but not more than 5 years	18,242	21,388	10	-
Due in more than 5 years but not more than 10 years	17,936	12,337	957	542
Due in more than 10 years	17,458	19,166	1,035	1,211
Less: provisions	(357)	(109)	-	-
	67,858	68,972	2,002	1,753

The movement on debt securities held for investment purposes was as follows:

Group	Cost £m	Provisions £m	Net book value £m
At 1 January 2001	48,627	(109)	48,518
Exchange adjustments	670	(2)	668
Additions	17,713	-	17,713
Disposals	(2,956)	-	(2,956)
Redemptions and maturities	(13,993)	-	(13,993)
Transfers to other securities (net)	(1,784)	-	(1,784)
Transfer from profit and loss account	-	(246)	(246)
Net amortisation of discounts	9	-	9
At 31 December 2001	48,286	(357)	47,929

Company	Cost £m	Provisions £m	Net book value £m
At 1 January 2001	1,753	-	1,753
Exchange adjustments	37	-	37
Additions	619	-	619
Disposals	(407)	-	(407)
At 31 December 2001	2,002	-	2,002

The total net book value of debt securities held for investment purposes at 31 December 2001 includes unamortised discounts of £155m (£239m) for the Group.

AUDITED FINANCIAL STATEMENTS

20. Long term assurance business continued

come from long term assurance business, which is included as Other income in the oup profit and loss account, is calculated as follows:

	2001 £m	2000 £m
ue of shareholders' interest in the long term surance funds at 31 December	2,015	1,538
ue of shareholders' interest in the long term surance funds at 1 January	1,538	1,042
rease in value of long term assurance business	477	496
ue of shareholders' interest in long term surance funds acquired	(271)	-
ansfers into long term assurance funds	(39)	(340)
et increase in value of long term assurance business	167	156
rplus transferred from long term funds	82	12
come after tax from long term assurance business	249	168
come before tax from long term assurance business	345	240

e amounts of these assets, which are valued at market value, and liabilities of the ng term assurance funds included in the consolidated balance sheet are based on e Life Assurance balance sheets prepared under the Companies Act 1985 (Insurance ompanies Accounts) Regulations 1993.

e assets and liabilities of the long term assurance funds are:

	2001 £m	2000 £m
vestments	20,700	12,046
sets held to cover linked liabilities	7,962	5,956
ebtors and prepayments	1,328	699
ther assets	568	382
sets of the long term assurance funds	30,558	19,083
chnical provisions	18,307	9,690
chnical provisions for linked liabilities	7,958	5,965
nd for future appropriations	(69)	251
ther creditors	4,362	3,177
abilities of the long term assurance funds	30,558	19,083

cluded within other creditors above are two contingent loans owed by the with profit b funds of the long term business funds of Scottish Mutual Assurance plc and ottish Provident Limited (SPL) to Abbey National Scottish Mutual Assurance Holdings mited of £500m and £627m respectively.

e payment of interest and capital repayments of these loans are contingent on the lvency of the respective funds as determined by the appointed actuary. In addition, e loan to the with-profit sub-fund of the long term business fund of SPL is a limited course loan where recourse is limited to the surpluses emerging from the non-profit b fund of the long term business fund of Scottish Provident.

21. Interests in associated undertakings

e movement in interests in associated undertakings was as follows:

	Group £m
1 January 2001	57
sposals	(8)
tained profits	10
31 December 2001	59

e principal associated undertakings at 31 December 2001 are:

me and nature of business	Issued share capital	Group interest (%)
AH Holdings Ltd, ivate banking	1,000,000 US$1 ordinary shares	24.5
DS Credit Services Ltd, formation technology services	5,000 A ordinary shares of £0.01 each and 1,000 B ordinary shares of £0.01 each	25
A Finance plc, Personal finance	40,000,000 £1 ordinary shares	50

n 2 May 2001, Abbey National plc acquired a 25% interest in EDS Credit Services Ltd r a nominal cash consideration.

n 31 July 2001, Abbey National plc disposed of its interest in Willis National Holdings d. The amount receivable for the issued share capital was £17m and was received in sh. The Group profit on disposal of £13m is included within Other operating income.

e United Kingdom is the principal area of operation of principal associated dertakings except for DAH Holdings, whose principal area of operation is the annel Islands, and all are registered in England & Wales, except for DAH Holdings hich is registered in Bermuda.

ssociated undertakings are unlisted and have a year end of 31 December.

come from associated undertakings is included within Other operating income.

22. Shares in Group undertakings

	2001 Cost & book value £m	2000 Cost & book value £m
Subsidiary undertakings		
Banks	2,390	1,320
Others	5,122	3,483
	7,512	4,803

The movement in shares in Group undertakings was as follows:

	Company £m
At 1 January 2001	4,803
Exchange adjustments	(1)
Additions	2,743
Disposals	(33)
At 31 December 2001	7,512

Increases in interests in subsidiary undertakings during the year amounted to £2,743m, including £1,326m relating to the acquisition of Scottish Provident, £1,000m in Abbey National Treasury Services plc, £180m in Abbey National SMA Holdings Limited, £95m in Scottish Mutual International Holdings Ltd, £70m in Cater Allen Limited and £48m in Abbey National Property Investments.

Companies purchased and businesses acquired during the year were as follows:

Date	Company purchased/ business acquired	Purchaser	Consideration
1 February	Kredietfinance loan book	First National Bank plc	£70m cash
2 May	International Equipment Management BV (IEM)	ANTS plc	£81m cash
29 June	Area Banca SpA mortgage book	Abbey National plc	£15m cash
24 July	Fleming Premier Banking	Cater Allen Ltd	£109m cash
1 August	Scottish Provident	Abbey National plc/ Scottish Provident Ltd	£1,836m*

* The remainder of the unpaid consideration of £1,613m (including £10m of advisor fees) will be settled in either cash or loan notes, at the option of the members, on 28 February 2002 under the terms of the agreement.

All of the above transactions are included in the consolidated financial statements as acquisitions. Further disclosures relating to these transactions can be found in note 23, Summary of the effect of acquisitions and note 51, Consolidated cash flow statement.

Date	Company disposed of	Consideration
31 January	Aitken Campbell	£60m cash
31 January	AN December Leasing (3) Ltd	£2m cash
26 June	Home Rent Companies 1 – 23	£60m cash

The principal subsidiaries of Abbey National plc at 31 December 2001 are shown below; all are unlisted and are directly held except where indicated.

	Nature of business	Country of incorporation or registration
Abbey National General Insurance Services Ltd	General insurance	England & Wales
Abbey National Leasing Companies* (23 companies)	Finance leasing	England & Wales
Abbey National Treasury Services plc	Treasury operations	England & Wales
Abbey National Unit Trust Managers*	Unit trust management	Scotland
Abbey National Treasury International Ltd*	Personal finance and treasury operations	Jersey
Cater Allen International Ltd*	Money market and stockbroking	England & Wales
First National Bank plc*	Personal finance and commercial lending	England & Wales
Scottish Mutual Investment Managers Ltd*	Investment managers	Scotland
Carfax Insurance Ltd	Insurance	Guernsey
Abbey National Life plc	Insurance	England & Wales
Abbey National PEP and ISA Managers Ltd*	PEP and ISA management	Scotland
Scottish Mutual Assurance plc*	Insurance	Scotland
Scottish Provident Limited*	Insurance	Scotland
Scottish Mutual Pension Funds Investment Ltd	Investment	Scotland
Abbey National North America Corporation	Funding	United States

*Held indirectly through subsidiary companies.

AUDITED FINANCIAL STATEMENTS

22. Shares in Group undertakings continued

All of the above entities have accounting reference dates of 31 December with the exception of the following: Abbey National March Leasing (1), (2), (3), (4) and (5) Limited (all 31 March); Abbey National June Leasing (1), (2), (3), (4), (5), (6) Limited and Carfax Insurance Limited (all 30 June); and Abbey National September Leasing (1), (2), (3), (4), (5) and (6) Limited (all 30 September).

All the above companies are included in the consolidated financial statements. The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has branch offices in France, USA and Hong Kong. Abbey National Treasury International Ltd has representative offices in Hong Kong, Portugal and Spain, and branches in the Isle of Man and Gibraltar. Abbey National plc has branches in Italy, France and the Isle of Man, and a representative office in Dubai.

23. Summary of the effect of acquisitions

(1) Scottish Provident

On 1 August 2001, the Group completed the transfer of the long term fund (the 'Fund') of Scottish Provident Institution to Scottish Provident Limited, a wholly owned subsidiary of the Group. The results of Scottish Provident Limited have been consolidated in full from that date. The premium on acquisition of £922m has been capitalised and is being amortised over 20 years.

The transfer of the Fund is a complex transaction, and while no further adjustment to the purchase consideration, fair values and goodwill is anticipated, these amounts will continue to be reviewed during 2002, and any adjustments will be made as necessary in accordance with FRS 7.

A summarised revenue account of the Fund for the period from 1 January 2001 to 31 July 2001 is set out below.

	£m
Earned premiums (net of reinsurance)	400
Other income and charges	16
Net investment returns	(544)
Claims paid (net of reinsurance)	(359)
Changes in technical provisions	195
Operating expenses	(571)
Transfer from fund for future appropriations	924
Tax attributable to the long term business account	(61)
Net surplus	–
Transfer from fund for future appropriations for the year ended 31 December 2000	131

All recognised gains and losses are included in the revenue account.

As a mutual life society, Scottish Provident did not calculate a profit or loss account but instead disclosed the transfer to or from the fund for future appropriations. Such a transfer is not a measure of profit or loss.

The balance sheet of the Fund at 31 July 2001 was as follows:

	Book value before acquisition £m	Fair value adjustments £m	Fair value at acquisition £m
Debt securities	7,110	(6,476)	634
Assets held to cover linked liabilities	2,553	(2,553)	–
Prepayments and accrued income	542	(542)	–
Other assets	52	(40)	12
Long term assurance business	–	271	271
Assets of long term assurance funds	–	9,411	9,411
Total assets	10,257	71	10,328
Technical provisions	6,761	(6,761)	–
Technical provisions for linked liabilities	2,553	(2,553)	–
Fund for future appropriations	513	(513)	–
Other liabilities	430	(427)	3
Liabilities of long term assurance funds	–	9,411	9,411
Total liabilities	10,257	(843)	9,414
Net assets acquired	–	914	914
Fair value of the consideration			1,824
Cost of acquisition			12
Total fair value of the consideration and cost of acquisition			1,836
Goodwill on acquisition			922

23. Summary of the effect of acquisitions continued

As a mutual life assurance society, Scottish Provident prepared accounts under the modified statutory solvency basis required under the Companies Act 1985 (Insurance Companies Accounts) Regulations 1993. This is a different method of accounting to that followed by Abbey National in its Group accounts and, accordingly, fair value adjustments summarised above are required to :

- show the net assets of Scottish Provident in accordance with the Group's accounting policy for long term assurance business; and
- reflect the fair value of assets and liabilities.

(2) Other acquisitions

The following table summarises the effect of all subsidiary undertakings and purchases of businesses in the year ended 31 December 2001, excluding Scottish Provident:

	Book value before acquisition £m	Accounting policy adjustments £m	Revaluation adjustments £m	Total fair value adjustments £m	Fair value at acquisition £m
Loans and advances to banks	1,590	–	–	–	1,590
Loans and advances to customers	15	–	–	–	15
Operating lease assets	69	–	20	20	89
Tangible fixed assets	6	(5)	–	(5)	1
Other assets	9	–	–	–	9
Total assets	1,689	(5)	20	15	1,704
Customer accounts	1,507	–	–	–	1,507
Deferred taxation	16	–	–	–	16
Other liabilities	16	–	2	2	18
Total liabilities excluding shareholders' funds	1,539	–	2	2	1,541
Net assets acquired	150	(5)	18	13	163
Total fair value of the consideration and cost of acquisitions					275
Goodwill on acquisition of subsidiary undertakings					112

Excluding Scottish Provident, the only significant undertakings included in the above table are Fleming Premier Banking and IEM. Fleming Premier Banking's profit after tax for the period 1 January 2001 to 23 July 2001, and for the nine months ended 31 December 2000, calculated using Fleming Premier Banking's accounting policies, was £1m and £3m respectively. IEM's profit after tax for the period 1 January 2001 to 1 May and for the year ended 31 December 2000, calculated using IEM's accounting policies, was £2m and £3m respectively.

Excluding Scottish Provident, the only material fair value adjustment made to the book values on acquisition, as included above, is the £20m revaluation adjustment to the value of operating lease assets.

24. Intangible fixed assets

	Purchased goodwill Group £m
Cost	
At 1 January 2001	269
Additions	1,034
At 31 December 2001	1,303
Amortisation	
At 1 January 2001	24
Charge for the year	36
At 31 December 2001	60
Net book value	
At 31 December 2001	1,243
At 31 December 2000	245

Intangible fixed assets comprises positive purchased goodwill arising on acquisitions of subsidiary undertakings and purchases of businesses made since 1 January 1998.

Goodwill included above in respect of all material acquisitions is being amortised over a period of 20 years.

Previously, goodwill arising on acquisitions of subsidiary undertakings and purchases of businesses was taken directly to reserves.

The cumulative amount of goodwill taken to profit and loss account reserve in previous periods by the Group and not subsequently recognised in the profit and loss account is £1,201m (£1,201m), and by the Company £528m (£528m).

AUDITED FINANCIAL STATEMENTS

25. Tangible fixed assets excluding operating lease assets

Group

	Investment properties £m	Other premises £m	Equipment £m	Total £m
Cost or valuation				
At 1 January 2001	62	20	1,042	1,124
Acquisitions of subsidiary undertakings	-	-	1	1
Additions	-	16	127	143
Disposals	(61)	-	(31)	(92)
At 31 December 2001	1	36	1,139	1,176
Depreciation				
At 1 January 2001	-	4	731	735
Charge for the year	-	4	111	115
Disposals	-	(1)	(29)	(30)
At 31 December 2001	-	7	813	820
Net book value				
At 31 December 2001	1	29	326	356
At 31 December 2000	62	16	311	389

As at 31 December 2001, Investment properties are included in Tangible fixed assets at their open market value. For properties let out to tenants this is based on their existing value in use and for vacant possessions the market value is calculated accordingly. They are valued on a rolling basis such that the portfolio is valued in full every five years. The valuations are conducted by Colleys, an independent firm of professional valuers.

Company

	Other premises £m	Equipment £m	Total £m
Cost			
At 1 January 2001	7	932	939
Additions	7	100	107
Disposals	2	(18)	(16)
At 31 December 2001	16	1,014	1,030
Depreciation			
At 1 January 2001	1	669	670
Charge for the year	4	94	98
Disposals	(1)	(18)	(19)
At 31 December 2001	4	745	749
Net book value			
At 31 December 2001	12	269	281
At 31 December 2000	6	263	269

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
The net book value of Other premises comprises:				
Freeholds	11	12	2	3
Long leaseholds	8	1	1	-
Short leaseholds	10	3	9	3
Land and buildings occupied for own activities:				
Net book value at 31 December	29	16	12	6
The net book value of Equipment includes:				
Assets held under finance leases	11	19	10	18
Depreciation charge for the year on these assets	8	6	8	6
Capital expenditure which has been contracted, but not provided in the financial statements	32	30	32	29

26. Operating lease assets

	Group £m
Cost	
At 1 January 2001	2,736
Acquisitions of subsidiary undertakings	108
Additions	858
Disposals	(229)
At 31 December 2001	3,473
Depreciation	
At 1 January 2001	773
Acquisitions of subsidiary undertakings	19
Charge for the year	256
Disposals	(97)
At 31 December 2001	951
Net book value	
At 31 December 2001	2,522
At 31 December 2000	1,963

	Group 2001 £m	Group 2000 (restated) £m
Capital expenditure which has been contracted, but not provided in the financial statements	493	525

27. Other assets

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Foreign exchange, interest rate, equity & credit contracts:				
Positive market values of trading derivative contracts (see note 50)	2,221	1,600	-	-
Translation differences on foreign exchange derivatives used for hedging purposes	444	605	144	108
Debtors and other settlement balances	1,449	1,505	169	134
Introducer fees	276	264	10	6
Own shares	40	29	40	29
Other	343	348	277	181
	4,773	4,351	640	458

Own shares represent Abbey National plc shares held in trust to be used to satisfy exercises under certain employee share option and ownership schemes. The nominal value of own shares held at 31 December 2001 was £1m.

The charge for the period in respect of Introducer fees is £184m (£199m).

28. Prepayments and accrued income

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Accrued interest due from subsidiaries	-	-	109	45
Unamortised lending-related fees (see note 2)	345	483	343	481
Other accrued interest	1,855	2,490	197	446
Prepayments and other accruals	331	213	85	64
	2,531	3,186	734	1,036

29. Assets subject to sale and repurchase transactions

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Treasury and other eligible bills	-	506	-	-
Debt securities	5,654	7,046	-	-
	5,654	7,552	-	-

The above amounts are the assets held subject to sale and repurchase transactions included within the amounts disclosed in note 13, Treasury bills and other eligible bills and note 18, Debt securities.

30. Deposits by banks

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Items in the course of transmission	243	236	229	231
Amounts due to subsidiaries	-	-	3,034	5,718
Sale and repurchase agreements	15,177	23,630	-	-
Other deposits	9,525	11,130	88	194
	24,945	34,996	3,351	6,143
Repayable:				
On demand	4,706	10,495	24	77
In not more than 3 months	18,391	20,441	1,567	4,243
In more than 3 months but not more than 1 year	1,303	3,221	-	-
In more than 1 year but not more than 5 years	77	192	46	143
In more than 5 years	468	647	1,714	1,680
	24,945	34,996	3,351	6,143
Banking business	10,547	12,086	3,351	6,143
Trading business	14,398	22,910	-	-
	24,945	34,996	3,351	6,143

Fair value disclosures are not provided for deposits by banks as there is no liquid and active market for such instruments held by the Group.

31. Customer accounts

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Retail deposits	57,399	51,340	49,614	46,556
Amounts due to subsidiaries	-	-	6,301	6,300
Sale and repurchase agreements	7,956	7,287	-	-
Other customer accounts	8,904	8,168	1,256	1,664
	74,259	66,795	57,171	54,520
Repayable:				
On demand	49,809	46,966	48,263	44,260
In not more than 3 months	19,994	16,177	7,441	9,098
In more than 3 months but not more than 1 year	1,895	1,498	57	35
In more than 1 year but not more than 5 years	785	387	536	72
In more than 5 years	1,776	1,767	874	1,055
	74,259	66,795	57,171	54,520
Banking business	65,781	59,383	57,171	54,520
Trading business	8,478	7,412	-	-
	74,259	66,795	57,171	54,520

Included in Group and Company customer accounts are amounts due to associated undertakings of £1m (£3m) and £1m (£3m), respectively.

Fair value disclosures are not provided for customer accounts as there is no liquid and active market for such instruments held by the Group.

32. Debt securities in issue

Group	2001 Book value £m	2001 Market value £m	2000 Book value £m	2000 Market value £m
Bonds and medium term notes	21,271	21,663	27,707	27,983
Other debt securities in issue	33,142	33,206	29,371	29,390
	54,413	54,869	57,078	57,373

The market values for medium and long term debt securities in issue have been determined using quoted market prices where reliable prices are available. In other cases, market values have been determined using in-house pricing models, or stated at amortised cost.

Company	2001 £m	2000 £m
Bonds and medium term notes	-	134
Other debt securities in issue	4	5
	4	139

32. Debt securities in issue continued

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Bonds and medium term notes are repayable:				
In not more than 3 months	2,824	2,851	-	134
In more than 3 months but not more than 1 year	2,564	5,765	-	-
In more than 1 year but not more than 2 years	5,761	4,775	-	-
In more than 2 years but not more than 5 years	6,848	9,749	-	-
In more than 5 years	3,274	4,567	-	-
	21,271	27,707	-	134
Other debt securities in issue are repayable:				
In not more than 3 months	19,285	21,448	-	-
In more than 3 months but not more than 1 year	13,271	7,792	-	-
In more than 1 year but not more than 2 years	280	1	-	1
In more than 2 years but not more than 5 years	82	55	4	4
In more than 5 years	224	75	-	-
	33,142	29,371	4	5

33. Other liabilities

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Creditors and accrued expenses	3,033	1,263	2,023	331
Short positions in government debt securities and equity shares	2,261	2,300	-	-
Taxation	435	474	167	251
Foreign exchange, interest rate, equity & credit contracts:				
Negative market value of trading derivative contracts (see note 50)	3,897	2,842	-	-
Translation differences on foreign exchange derivatives used for hedging purposes	934	1,052	-	-
Obligations under finance leases all payable in:				
less than 1 year	6	7	6	7
1 year to 5 years	4	10	4	10
	10,570	7,948	2,200	599

Short positions in government debt securities are mainly held for purposes other than investment. The market value of short positions in debt securities and equity shares is £2,258m (£2,259m).

Included within Creditors and accrued expenses is an amount of £1,613m (including £10m of advisor fees), which is the remaining consideration payable in the form of cash and loan notes to the members of Scottish Provident.

34. Accruals and deferred income

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Accrued interest due to subsidiaries	-	-	170	168
Other accrued interest	2,372	2,915	824	1,120
Deferred income from residential mortgage lending	211	240	-	-
Other deferred income	320	95	41	5
	2,903	3,250	1,035	1,293

See Accounting policies for a description of the accounting treatment of deferred income from residential mortgage lending. During the year, £100m (£95m) of deferred income was taken to the profit and loss account.

35. Provisions for liabilities and charges

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Deferred taxation (see note 36)	1,413	1,351	9	7
Other provisions for liabilities and charges (see note 37)	41	92	–	38
	1,454	1,443	9	45

36. Deferred taxation

	Group £m	Company £m
At 1 January 2001	1,351	7
Transfer from profit and loss account	77	2
Acquisitions of subsidiary undertakings	16	–
Disposals of subsidiary undertakings	(31)	–
At 31 December 2001	1,413	9

The amounts provided and total potential liability are:

	Amount provided		Total potential liability	
	Group £m	Company £m	Group £m	Company £m
Tax effect of timing differences due to:				
Excess of capital allowances over depreciation	216	–	216	–
Capital allowances on finance lease receivables	1,072	–	1,072	–
Other	125	9	125	9
	1,413	9	1,413	9

37. Other provisions for liabilities and charges

	Pension and other similar obligations (1) £m	Provisions for commitments (2) £m	Pension misselling compensation (3) £m	Other provisions (4) £m	Total £m
Group					
At 1 January 2001	(19)	32	37	42	92
Transfer from profit and loss account	74	15	3	–	92
Pension contributions/ provisions utilised	(69)	(20)	(25)	(2)	(116)
Unutilised provisions reversed	–	–	–	(27)	(27)
At 31 December 2001	(14)	27	15	13	41
Company					
At 1 January 2001	(20)	8	13	37	38
Transfer from profit and loss account	54	4	–	–	58
Pension contributions/ provisions utilised	(59)	(8)	(3)	(1)	(71)
Unutilised provisions reversed	–	–	–	(25)	(25)
At 31 December 2001	(25)	4	10	11	–

The £9m credit shown in the Group profit and loss account in respect of provisions for contingent liabilities and commitments comprises the amounts transferred from the profit and loss account and unutilised provisions reversed for provisions for commitments, pension misselling compensation and other provisions.

(1) Pension and other similar obligations

The above balance represents the difference between amounts paid to the respective pension schemes of the Group and amounts charged to the profit and loss account in accordance with SSAP 24, 'Accounting for pension costs'.

In addition to Pension and other similar obligations included in the above table, a balance in respect of the pension surplus acquired with the purchase of the business of N&P is included within Other assets. This balance, which was £19m (£21m) as at 31 December 2001, is being amortised over the remaining service lives of employees contributing to the scheme, and £2m (£2m) was charged to the profit and loss account in the year ended 31 December 2001. See also note 52, 'Retirement benefits'.

(2) Provisions for commitments

This comprises amounts in respect of committed expenditure, including administrative costs of carrying out the review of business involving transfers from occupational to personal pension schemes and the opting-out of and the non-joining of occupational pension schemes (see also below), amounts in respect of vacant premises, and provisions for loyalty bonuses payable in certain unit trusts managed within the Life Assurance businesses.

37. Other provisions for liabilities and charges continued

(3) Pension misselling compensation

This comprises amounts in respect of compensation payable as a result of the ongoing review of business involving the transfers from occupational to personal pension schemes and the opting-out of and the non-joining of occupational pension schemes.

Amounts provided in respect of the Life Assurance businesses are charged to income from long term assurance business and carried against the asset Long term assurance business in the balance sheet. During the year £2m (£(2)m) was transferred to the profit and loss account in respect of the Life Assurance businesses and the amount currently provided is £6m (£11m). In addition, provisions have been made for the administrative costs of carrying out the review, which are included within Provisions for commitments (see also above).

(4) Other provisions

Other provisions principally comprise amounts in respect of litigation.

38. Subordinated liabilities including convertible debt

	Group	
	2001 £m	2000 £m
Dated subordinated liabilities:		
9.00% Subordinated guaranteed bond 2002 (€24.8m)**	15	15
Subordinated guaranteed floating rate notes 2002 (US $75m)	52	50
8.00% Subordinated guaranteed bond 2002 (€90.8m)**	55	57
10.375% Subordinated guaranteed bond 2002	100	100
Subordinated guaranteed floating rate notes 2003 (US $100m)	69	67
Subordinated collared floating rate notes 2004 (CAN $100m)	43	45
8.75% Subordinated guaranteed bond 2004	150	150
8.2% Subordinated bond 2004 (US $500m)	345	336
6.69% Subordinated bond 2005 (US $750m)	516	501
10.75% Subordinated bond 2006	101	101
Subordinated guaranteed floating rate step-up notes 2009 (Swiss Fr 130m)	54	53
5.00% Subordinated bond 2009 (€511.3m)**	310	317
4.625% Subordinated notes 2011 (€500m)	304	310
11.50% Subordinated guaranteed bond 2017	149	150
10.125% Subordinated guaranteed bond 2023	149	149
7.983% Subordinated notes 2029 (US $1,000m)	681	663
6.50% Subordinated notes 2030	149	148
7.25% Subordinated notes 2021	200	–
Undated subordinated liabilities:		
10.0625% Exchangeable subordinated capital securities	199	199
7.35% Perpetual subordinated reset capital securities (US $500m)	343	334
7.25% Perpetual subordinated capital securities (US $150m)	100	98
7.10% Perpetual callable subordinated notes (US $150m)	102	99
7.00% Perpetual subordinated capital securities (US $250m)	167	163
6.70% Perpetual subordinated reset capital securities (US $500m)	342	333
6.00% Step-down perpetual callable subordinated notes (€100m)	60	61
5.56% Subordinated guaranteed notes (YEN 15,000m)	79	87
5.50% Subordinated guaranteed notes (YEN 5,000m)	26	29
Fixed/Floating rate subordinated notes (YEN 5,000m)	26	29
7.50% 10 Year step-up perpetual subordinated notes	319	317
7.50% 15 Year step-up perpetual subordinated notes	425	318
7.36% 20 Year step-up perpetual subordinated notes	173	173
7.13% 30 Year step-up perpetual subordinated notes	279	170
7.13% Fixed to floating rate perpetual subordinated notes (€400m)	241	247
7.25% Perpetual callable subordinated notes (US $400m)	267	–
	6,590	5,871

AUDITED FINANCIAL STATEMENTS

00053

38. Subordinated liabilities including convertible debt continued

	Company 2001 £m	Company 2000 £m
Dated subordinated liabilities:		
Subordinated loan stock 2002*	17	17
Subordinated floating rate notes 2002 (US $75m)*	52	50
Subordinated loan 2002 (US $112m)*	78	75
10.512% Subordinated loan stock 2001*	–	100
Subordinated floating rate notes 2003 (US $100m)*	69	67
Subordinated floating rate notes 2004 (US $74m)*	52	51
Subordinated floating rate notes 2004*	150	150
Subordinated floating rate notes 2004 (US $500m)*	345	336
6.69% Subordinated bond 2005 (US $750m)	516	501
10.75% Subordinated bond 2006	101	101
Subordinated floating rate notes 2009 (US $102m)*	70	69
Subordinated floating rate notes 2009 (€511.3m) **	310	317
4.625% Subordinated notes 2011 (€500m)	304	310
11.59% Subordinated loan stock 2017*	150	150
10.18% Subordinated loan stock 2023*	150	150
7.983% Subordinated notes 2029 (US $1,000m)	681	663
6.50% Subordinated notes 2030	149	148
8.96% Subordinated notes 2030 (US $1,000m)***	681	664
Undated subordinated liabilities:		
10.0625% Exchangeable subordinated capital securities	199	199
7.35% Perpetual subordinated reset capital securities (US $500m)	343	334
7.25% Perpetual subordinated capital securities (US $150m)	100	98
7.10% Perpetual callable subordinated notes (US $150m)	102	99
7.00% Perpetual subordinated capital securities (US $250m)	167	163
6.70% Perpetual subordinated reset capital securities (US $500m)	342	333
6.00% Step-down perpetual callable subordinated notes (€100m)	60	61
5.56% Subordinated guaranteed notes (YEN 15,000m)	79	87
5.50% Subordinated guaranteed notes (YEN 5,000m)	26	29
Fixed/Floating rate subordinated notes (YEN 5,000m)	26	29
7.50% 10 Year step-up perpetual subordinated notes	319	319
7.50% 15 Year step-up perpetual subordinated notes	425	318
7.38% 20 Year step-up perpetual subordinated notes	173	173
7.13% 30 Year step-up perpetual subordinated notes	279	170
7.13% Fixed to floating rate perpetual subordinated notes (€400m)	241	247
7.25% Perpetual callable subordinated notes (US $400m)	267	–
	7,023	6,578

* These represent the on-lending to the Company, on a subordinated basis, of issues by subsidiary companies.

** These represent liabilities originally denominated in European currencies which have been converted into euros. The conversion to euros reflects the currency in which the issues will be redeemed.

*** This represents the on-lending to the Company, on a subordinated basis, of the issue of preferred securities (see note 39).

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.

The 10.0625% Exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Abbey National. Exchange may take place on any interest payment date providing that between 30 and 60 days' notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held. The rights attaching to these preference shares would be the same as those detailed in note 40.

The 7.35% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey National, on 15 October 2006 and each fifth anniversary thereafter.

The 7.25% Perpetual subordinated capital securities are redeemable at par, at the option of Abbey National, on or after 15 June 2004.

The 7.10% Perpetual callable subordinated notes are redeemable at par, at the option of Abbey National, on 12 March 2004 and thereafter on each interest payment date.

The 7.00% Perpetual subordinated capital securities are redeemable at par, at the option of Abbey National, on or after 29 April 2004.

The 6.70% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey National, on 15 June 2008 and each fifth anniversary thereafter.

The 6.00% Step-down perpetual callable subordinated notes are redeemable at par, at the option of Abbey National, on 19 April 2004 and thereafter on each interest payment date.

38. Subordinated liabilities including convertible debt continued

The 5.56% Subordinated guaranteed notes are redeemable at par, at the option of Abbey National, on 31 January 2015 and each fifth anniversary thereafter.

The 5.50% Subordinated guaranteed notes are redeemable at par, at the option of Abbey National, on 27 June 2015 and each fifth anniversary thereafter.

The Fixed/Floating rate subordinated notes are redeemable at par, at the option of Abbey National, on 24 December 2016 and each fifth anniversary thereafter.

The 7.50% 10 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 28 September 2010 and each fifth anniversary thereafter.

The 7.50% 15 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 28 September 2015 and each fifth anniversary thereafter.

The 7.38% 20 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 28 September 2020 and each fifth anniversary thereafter.

The 7.13% 30 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 30 September 2030 and each fifth anniversary thereafter.

The 7.13% Fixed to floating rate perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 28 September 2010 and each fifth anniversary thereafter.

The 7.25% Perpetual callable subordinated notes are redeemable at par, at the option of Abbey National, at any time on or after 15 August 2006.

In common with other debt securities issued by Group companies, the capital securities are redeemable in whole at the option of Abbey National, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the capital securities in the United Kingdom, at their principal amount together with any accrued interest.

Subordinated liabilities including convertible debt securities in issue are repayable:

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
In 1 year or less	223	–	147	100
In more than 1 year but not more than 2 years	69	222	69	142
In more than 2 years but not more than 5 years	1,154	1,099	1,164	1,105
In more than 5 years	1,996	1,891	2,495	2,572
Undated	3,148	2,659	3,148	2,659
	6,590	5,871	7,023	6,578

Subordinated liabilities including convertible debt issued by the Group have a market value, calculated using quoted market prices where available, of £7,357m (£6,491m).

39. Minority interests – non-equity

Abbey National Capital Trust I (the 'trust') issued US$1,000m of 8.963% non-cumulative trust preferred securities (the 'preferred securities') in 2000. Each preferred security represents an undivided beneficial interest in the assets of the trust, the assets of which consist of partnership preferred securities representing non-cumulative, perpetual preferred limited partnership interests issued by Abbey National Capital LP I, a Delaware limited partnership (the 'partnership'). Abbey National plc has 100% indirect ownership of the general partnership interest and priority limited partnership interest.

Distributions on the preferred securities are made on 30 June and 31 December of each year. The distribution rate is initially 8.963% per annum. After 30 June 2030, the distribution rate on the preferred securities will be at the rate of 2.825% per annum above the three-month US$ LIBOR rate for the relevant distribution period.

The preferred securities are not redeemable at the option of the holders and the holders do not have any rights against other Abbey National Group companies. The partnership preferred securities may be redeemed by the partnership, in whole or in part, on 30 June 2030 and on each distribution payment date thereafter. Redemption by the partnership of the partnership preferred securities may also occur in the event of a tax or regulatory change. Generally, holders of the preferred securities will have no voting rights.

The preferred securities and the partnership preferred securities have the benefit of subordinated guarantees of Abbey National plc. On a return of capital or on a distribution of assets on a winding up of the partnership, holders of the partnership preferred securities will be entitled to receive, for each partnership preferred security a liquidation preference of $1,000, together with any due and accrued distributions and any additional amounts, out of the assets of the partnership available for distribution.

The preferred securities, the partnership preferred securities and the subordinated guarantees taken together will not entitle the holders to receive more than they would have been entitled to receive had they been the holders of directly issued non-cumulative, non-voting preference shares of Abbey National plc.

40. Called up share capital and share premium account

	Ordinary shares of 10 pence each £m	Preference shares of £1 each £m	Preference shares of US$0.01 each £m	Preference shares of €0.01 each £m	Total £m
Authorised share capital					
At 31 December 2000	175	1,000	6	6	1,187
At 31 December 2001	175	1,000	6	6	1,187
Issued and fully paid share capital					
At 31 December 2000	143	325	–	–	468
At 31 December 2001	145	325	–	–	470
Share premium account					
At 1 January 2001	1,485	9	116	–	1,610
Shares issued	129	–	298	–	427
Capitalisation of reserves in respect of shares issued via QUEST	13	–	–	–	13
At 31 December 2001	1,627	9	414	–	2,050

During the year 18,000,000 US dollar preference shares were issued with a nominal value of $0.01 each and an offer price of $25. The net proceeds amounted to £298m.

Under the Company's Executive, All Employee and Sharesave Schemes, employees hold options to subscribe for 35,621,083 (31,478,172) ordinary shares at prices ranging from 315 to 1306 pence per share, exercisable up to August 2011. During the year 4,455,279 (4,245,329) ordinary shares were issued on the exercise of options for a consideration of £35m (£34m). In addition, 10,026,358 ordinary shares were issued in lieu of cash for dividends in 2001, in accordance with the terms of the Alternative Dividend Plan.

The Group has taken advantage of the exemption from the provisions of UITF 17 (Revised 2000), 'Employee Share Schemes', as they relate to the Group's Sharesave Scheme which is an Inland Revenue approved SAYE scheme.

The Qualifying Employee Share Trust (QUEST) operates in conjunction with the Sharesave Scheme by acquiring shares in the Company and using them to satisfy Sharesave options, by delivering the shares to the employees on payment of the option price.

During the year the QUEST has subscribed at market value for ordinary shares at a total cost of £21m (£27m). The Company provided £13m (£15m) to the QUEST for this purpose and £8m (£12m) was received from Sharesave participants. The shares were all transferred by the QUEST to participants in the Group's Sharesave Scheme in satisfaction of their options. The price paid by option holders, including executive directors, was 466 pence per share (five year options) and 315 pence per share (seven year options). The Company's contribution has been included as a capitalisation of reserves.

As of 31 December 2001 there were 1,919,694 shareholders. The following tables show an analysis of their holdings:

Size of shareholding	Shareholders	Ordinary shares of 10 pence each Shares
1–100	1,159,354	111,870,313
101–1,000	726,220	286,146,263
1,001+	32,166	1,048,138,651
	1,917,740	1,446,155,227

Size of shareholding	Shareholders	Preference shares of £1 each Shares
1–100	3	102
101–1,000	33	24,216
1,001+	1,845	324,975,682
	1,881	325,000,000

Size of shareholding	Shareholders	Preference shares of US$0.01 each Shares
1–100	7	522
101–1,000	59	30,515
1,001+	7	25,968,963
	73	26,000,000

Sterling preference shares
Holders of the sterling preference shares are entitled to receive a bi-annual non-cumulative preferential dividend payable in sterling out of the distributable profits of the Company. The rate per annum will ensure that the sum of the dividend payable on such date and the Associated Tax Credit (as defined in the terms of the sterling preference shares) represents an annual rate of 8 5/8% per annum of the nominal amount of shares issued in 1995, and an annual rate of 10 3/8% for shares issued in

40. Called up share capital and share premium account continued

1995 and 1997. On a return of capital or on a distribution of assets on a winding up, the sterling preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company.

On such a return of capital or winding up, each sterling preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company's liabilities, carry the right to receive an amount equal to the amount paid up or credited as paid together with any premium paid on issue and the full amount of any dividend otherwise due for payment.

Other than as set out above, no sterling preference share confers any right to participate on a return of capital or a distribution of assets of the Company.

Holders of the sterling preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the sterling preference shares or if the dividend on the sterling preference shares has not been paid in full for the three consecutive dividend periods immediately prior to the relevant general meeting.

In any such case, the sterling preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

US dollar preference shares
Holders of the US dollar preference shares issued in 1996 are entitled to receive a quarterly non-cumulative preferential dividend payable in US dollars out of the distributable profits of the Company payable at a rate per annum which will ensure that the sum of the dividend payable on such date and the Associated Tax Credit represents a gross return of 8.75% per annum of the offer price (US$25) of such shares. Holders of the US dollar preference shares issued on 8 November 2001 are entitled to receive a quarterly non-cumulative preferential dividend payable in US dollars out of the distributable profits of the Company payable at the fixed rate of US$1.84375 per share annually (or 7.375% of the US$25 offer price).

The US dollar preference shares are redeemable, in whole or in part, at the option of Abbey National at any time and from time to time after five years and one day after the date of original issue. For the 1996 issue, redemption may occur only if the sterling dollar exchange rate is at or above its level at date of allotment, US$1.654:£1, or in the event of a tax or regulatory change. The redemption amount, for both the 1996 and 2001 issues, will be US$25, unless redeemed in years five to ten in which instance a redemption premium will be payable.

On a return of capital or on a distribution of assets on a winding up, the US dollar preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company. On such a return of capital or winding up, each US dollar preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company's liabilities, carry the right to receive an amount equal to £22.67, payable in US dollars (for the 1996 issue) and an amount equal to US$25 (for the 2001 issue), together with any accrued and unpaid dividends at that time.

Other than as set out above, no US dollar preference share confers any right to participate on a return of capital or a distribution of assets of the Company.

Holders of the US dollar preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the US dollar preference shares or if the dividend on the US dollar preference shares has not been paid in full for the six consecutive quarters immediately prior to the relevant general meeting.

In any such case, the US dollar preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

41. Reserves and profit and loss account

	Profit and loss account Group £m	Company £m
At 1 January 2001	4,136	3,185
Profit retained for the financial year	328	577
Revaluation movement transferred to profit and loss account reserve during the year (see below)	13	–
Capitalised on exercise of share options issued via QUEST	(13)	(13)
At 31 December 2001	4,464	3,749

Exchange gains arising from foreign currency borrowings used to hedge investments in overseas Group undertakings of £1m (£2m) have been taken to the reserves of the Group and Company. These exchange movements are matched by corresponding exchange movements on the investments in the financial statements of the Company, and exchange movements on the net assets of overseas Group undertakings in the Group financial statements.

AUDITED FINANCIAL STATEMENTS



41. Reserves and profit and loss account continued

The revaluation movement transferred to the profit and loss account reserve during the year relates to the cumulative revaluation adjustments in respect of a portfolio of investment properties sold in the year.

	Revaluation reserve		Non-distributable reserve	
	Group £m	Company £m	Group £m	Company £m
At 1 January 2001	14	–	602	–
Transfer from profit and loss account	–	–	167	–
Revaluation movement in the year	(13)	–	–	–
At 31 December 2001	1	–	769	–

The non-distributable reserve represents the value of the Group's shareholders' interest in the long term assurance funds of the Life Assurance businesses. The revaluation reserve represents cumulative revaluation adjustments in respect of the Group's portfolio of investment properties.

42. Reserve capital instruments

£300m Step-up Callable Perpetual Reserve Capital Instruments (RCIs) were issued on 14 February 2001 by Abbey National plc. Issue costs were £3m.

RCIs are redeemable by Abbey National on 14 February 2026 or on each coupon payment date thereafter, subject to the prior approval of the FSA and provided that the auditors have reported to the Trustee within the previous six months that the solvency condition is met. In addition, upon the occurrence of certain tax or regulatory events, the RCIs may be exchanged, their terms varied, or redeemed. The RCIs are not redeemable at the option of the holders and the holders do not have any rights against other Abbey National Group companies.

The RCIs bear interest at a rate of 7.037% per annum, payable annually in arrear, from 14 February 2001 to 14 February 2026. Thereafter, the RCIs will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five year benchmark gilt rate. Abbey National may elect to defer coupon payments at any time.

The RCIs are unsecured securities of Abbey National and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding Abbey National loan capital. Upon winding up of Abbey National, the holder of each RCI will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of Abbey National then in issue and in priority to all other Abbey National shareholders.

43. Reconciliation of movements in shareholders' funds

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Profit for the financial year attributable to the shareholders of Abbey National plc	1,276	1,365	1,358	864
Other non-equity interest appropriations	(19)	–	(19)	–
Dividends (see note 11)	(762)	(687)	(762)	(687)
	495	678	577	177
Other recognised net gains and losses relating to the year	–	–	–	1
Increases in ordinary share capital including share premium	144	75	144	75
Increases in preference share capital including share premium	298	–	298	–
Issue of reserve capital instruments	297	–	297	–
Capitalised reserves on exercise of share options	(13)	(15)	(13)	(15)
Movement on other reserves	–	11	–	–
Goodwill transferred from profit and loss account reserve during the year	–	3	–	–
Net addition to shareholders' funds	1,221	752	1,303	238
Shareholders' funds at 1 January	6,830	6,078	5,263	5,025
Shareholders' funds at 31 December	8,051	6,830	6,566	5,263
Comprising				
Equity shareholders' funds	7,006	6,380	5,521	4,813
Non-equity shareholders' funds	1,045	450	1,045	450

Equity shareholders' funds comprise called up ordinary share capital, ordinary share premium account, profit and loss account and reserves.

Non-equity shareholders' funds comprise called-up preference share capital, preference share premium account and reserve capital instruments.

44. Assets and liabilities denominated in foreign currency

The aggregate amounts of assets and liabilities denominated in currencies other than sterling were as follows:

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Assets	73,485	72,389	7,366	6,849
Liabilities	85,520	77,622	11,765	11,710

The above assets and liabilities denominated in foreign currencies do not indicate the Group's exposure to foreign exchange risk. The Group's foreign currency positions are substantially hedged by off-balance sheet hedging instruments, or by on-balance sheet assets and liabilities denominated in the same currency.

45. Guarantees and assets pledged as collateral security

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Guarantees given by Abbey National plc of subsidiaries' liabilities	–	–	123,992	127,828
Guarantees given to third parties	1,287	1,009	6	7
Mortgaged assets granted	1,106	1,125	–	–
	2,393	2,134	123,998	127,835

Mortgaged assets granted are to secure future obligations to third parties who have provided security to the leasing subsidiaries.

Guarantees given to third parties include amounts in respect of credit derivative contracts of £406m (£374m). Non-trading credit derivatives include contracts such as credit default swaps, spread put options and credit linked notes, whereby credit risk is accepted in respect of reference assets. Trading credit derivatives are included in note 50.

46. Other contingent liabilities

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Other contingent liabilities	129	299	8	8

The principal other contingent liabilities are as follows:

Rediscounted commercial bills
Eligible bills sold by Cater Allen International Limited to the Bank of England under a Master Agreement, which provides for recourse in the event of the issuers' default, all matured during 2001 (£132m at 31 December 2000).

Overseas tax demand
Abbey National Treasury Services plc (ANTS) has received a demand from an overseas tax authority for an amount of £98m (at the balance sheet exchange rate) (£100m) relating to the repayment of certain tax credits received and related charges. As at 31 December 2001, additional interest in relation to the demand could amount to £22m (at the balance sheet exchange rate) (£18m).

ANTS has received legal advice that it has strong grounds to challenge the validity of the demand and accordingly no specific provision has been made.

47. Commitments

Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £22,221m at 31 December 2001 (£19,763m) are offset by a contractual right to receive stock under other contractual agreements.

Other commitments
The table below shows the contract of principal amount of commitments other than those relating to derivatives (see note 50).

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Formal standby facilities, credit lines and other commitments to lend:				
Less than 1 year	1,225	1,567	704	597
1 Year and over	4,475	4,415	–	–
Forward sale and repurchase agreements	148	2,064	–	–
Other commitments	–	1	–	–
	5,848	8,047	704	597

48. Operating leases

	Group			
	2001 Property £m	2001 Equipment £m	2000 Property £m	2000 Equipment £m
Further rental commitments under operating leases expiring:				
In not more than 1 year	14	1	11	1
In more than 1 year but not more than 5 years	20	3	29	3
In more than 5 years	87	–	67	–
	121	4	107	4

	Company			
	2001 Property £m	2001 Equipment £m	2000 Property £m	2000 Equipment £m
Further rental commitments under operating leases expiring:				
In not more than 1 year	12	1	8	1
In more than 1 year but not more than 5 years	16	3	26	3
In more than 5 years	70	–	56	–
	98	4	90	4

48. Operating leases continued

As at 31 December 2001 the Group held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate annual rental payments:

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Year ended 31 December:				
2002	125	111	102	94
2003	107	100	90	85
2004	102	87	86	74
2005	93	90	78	71
2006	90	71	75	64
Total thereafter	840	725	731	613

	2001 £m	2000 £m
Group rental expense comprises:		
In respect of minimum rentals	112	81
Less: sub-lease rentals	(1)	(5)
	111	76

49. Financial instruments

For disclosures required under FRS13 regarding market risk, see 'Risk management – Market risk' on pages 18 to 20.

Interest rate risk

In accordance with FRS13, interest rate repricing gap information is shown in the table (the 'gap table') below, as at 31 December 2001. It provides an estimate of the repricing profile of the Group's assets, liabilities and other off-balance sheet exposures for non-trading activities. For the major categories of assets and liabilities, the gap table shows the values of interest earning assets and interest bearing liabilities which reprice within selected time bands. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the legal maturity date. This leads to an apparent timing mismatch where the anticipated maturity date is different from the legal maturity date and hedges have been structured accordingly.

The positions shown reflect both the repricing behaviour of the administered rates on mortgage and savings products (over which Abbey National has control) and contracted wholesale on and off-balance sheet positions. The tables do not purport to measure market risk exposure.

Interest rate repricing gap as at 31 December 2001	Not more than 3 months £m	In more than 3 months but not more than 6 months £m	In more than 6 months but not more than 12 months £m	In more than 1 year but not more than 5 years £m	In more than 5 years £m	Non-interest bearing amounts £m	Non-trading Total £m	Trading £m	Total £m
Assets									
Treasury and other eligible bills	–	–	–	–	–	–	–	2,489	2,489
Cash and loans and advances to banks (1)	2,020	–	13	167	–	810	3,010	7,358	10,368
Loans and advances to customers (2)	60,330	1,682	2,236	13,463	2,613	39	80,363	4,218	84,581
Net investment in finance leases	3,695	554	288	184	17	–	4,738	–	4,738
Securities and investments	33,265	2,221	503	3,845	8,095	812	48,741	19,932	68,673
Other assets	–	–	–	–	–	11,278	11,278	2,221	13,499
Assets of long term assurance funds	–	–	–	–	–	30,558	30,558	–	30,558
Total assets	99,310	4,457	3,040	17,659	10,725	43,497	178,688	36,218	214,906
Liabilities									
Deposits by banks (1)	1,193	820	387	23	118	749	3,290	21,655	24,945
Customer accounts	58,748	1,336	2,492	3,051	125	29	65,781	8,478	74,259
Debt securities in issue	27,358	7,750	6,935	11,001	1,369	–	54,413	–	54,413
Subordinated liabilities	397	136	55	1,508	4,494	–	6,590	–	6,590
Other liabilities	1,071	166	76	5	35	7,971	9,324	6,085	15,409
Liabilities of long term assurance funds	–	–	–	–	–	30,558	30,558	–	30,558
Minority interests – non-equity	–	–	–	–	–	681	681	–	681
Shareholders' funds – non-equity	–	–	–	–	–	1,045	1,045	–	1,045
– equity	–	–	–	–	–	7,006	7,006	–	7,006
Total liabilities	88,767	10,208	9,945	15,588	6,141	48,039	178,688	36,218	214,906
Off-balance sheet items (3)	(6,376)	5,261	4,544	(3,145)	(560)	276			
Interest rate repricing gap	4,167	(490)	(2,361)	1,074	4,024	(4,266)			
2001 Cumulative gap	4,167	3,677	1,316	242	4,266	–			
2000 Cumulative gap	(2,370)	(2,656)	(3,565)	2,505	4,933	–			

(1) Non-interest bearing items within Loans and advances to banks and Deposits by banks include items in the course of collection and items in the course of transmission, respectively. These are short-term receipts and payments within the UK Retail Banking clearing system. The remaining non-interest bearing item within Loans and advances to banks relates to the interest free deposit maintained with the Bank of England.
(2) Non-interest bearing items within Loans and advances to customers relate to non-accruing lendings after deduction of associated provisions.
(3) Off-balance sheet items are classified in the table above according to the interest terms contained in the contracts.

Negative gaps are liability sensitive and, all other things being equal, would indicate a benefit if interest rates decline. A positive gap is asset sensitive and, all other things being equal, would indicate a benefit if interest rates increase. Gap positions shown within the interest rate repricing table are attributable to the balance sheet management of the Group's capital, low rate and non-interest bearing liabilities, aimed at reducing income volatility. Fixed rate assets and liabilities are hedged in line with a broadly risk neutral management objective. A notional allocation of liabilities has been made to the trading book for the purposes of the gap table. Such an allocation represents the proportion of general funding supporting the trading book.

AUDITED FINANCIAL STATEMENTS



49. Financial Instruments continued

A number of Abbey National non-trading assets and liabilities are subject to more complex repricing than can be reflected in the above table or reprice with reference to indices other than interest rates. The market risk exposure is minimised through the use of matching derivatives. The material product groupings include:

a) Loans with embedded interest rate caps and floors. These are subject to a predetermined maximum or minimum interest rate for a period of up to seven years. The risk of volatility in earnings from movements in interest rates is hedged with purchased interest rate caps and floors.

b) Customer accounts where the return for a fixed period is determined by the performance of an equity index. The risk of volatility in earnings from movements in the equity index is hedged using equity swaps.

c) Contracts with interest rate floor and swaption features. These may be written, for example, in order to hedge fixed rate funding at efficient overall funding rates, while setting a predetermined minimum rate of interest to be payable in future periods.

The risks associated with such instruments, and their hedges, are reflected in 'Risk management – Market risk'.

Foreign exchange risk

The Group's main overseas operations are in France, Netherlands, Italy and the US. The Group also has some small operations elsewhere in Europe and Asia. The main operating (or 'functional') currencies of its operations are therefore sterling, euro and US dollar. As the Group prepares its consolidated financial statements in sterling, these will be affected by movements in the euro/sterling and dollar/sterling exchange rates. The structural currency exposure contained in the Group's consolidated balance sheet is predominantly affected by movements in the exchange rates between the euro and sterling. This structural currency exposure is not the same as structural market risk which arises from a variety of exposures inherent in a product or portfolio. Translation gains and losses arising from these exposures are recognised in the Statement of total recognised gains and losses.

The Group mitigates the effect of this exposure by financing a significant proportion of its net investments in its overseas operations with borrowings in the currency of the local operation.

The Group's structural currency exposures as at 31 December 2001 were as follows:

	Net investments in overseas operations 2001 £m	Borrowings hedging net investments in overseas operations 2001 £m	Net structural currency exposures 2001 £m	Net structural currency exposures 2000 £m
Euro – Subsidiary	74	(67)	7	1
– Branches	(30)	–	(30)	(25)
Other non-sterling amounts	2	(1)	1	1
Total	46	(68)	(22)	(23)

The Group also has some transactional currency exposures. Such exposures arise from the activities of the Group where the operating unit undertakes activities in currencies other than the unit's functional currency. Where such activities show currency mismatches between assets and liabilities, the Group uses a variety of derivative products (e.g. cross currency swaps, forward foreign exchange contracts) to eliminate some or all of the currency risk depending on the amount and nature of the transaction. Controls are in place to limit the size of the Group's open transactional foreign exchange positions.

49. Financial Instruments continued

The table below shows those transactional (or non-structural) exposures which give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations (as shown in the above table). The exposures shown below are stated net of derivatives used to hedge currency risk.

Transactional currency exposures – Non-trading book

At 31 December 2001 – Functional currency of Group operation

	Net foreign currency monetary assets/(liabilities)				
	Sterling £m	US Dollar £m	Euro £m	Other £m	Total £m
Sterling	n/a	13	(4)	(5)	4
Euro	88	–	n/a	–	88
Total	88	13	(4)	(5)	92

At 31 December 2000 – Functional currency of Group operation

	Net foreign currency monetary assets/(liabilities)				
	Sterling £m	US Dollar £m	Euro £m	Other £m	Total £m
Sterling	n/a	17	7	(11)	13
Euro	24	–	n/a	–	24
Total	24	17	7	(11)	37

The Wholesale Banking and Business to Consumer segments generate a significant proportion of their income in currencies other than the functional currency, and may use forward foreign exchange contracts to fix the functional currency equivalent of their forecast income. The outstanding nominal value of such transactions at 31 December 2001 was £161m, all with a maturity of less than 1 year.

50. Derivatives

Derivative financial instruments ('derivatives') are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement. Derivatives are used for trading and non-trading purposes. These terms are defined in Accounting policies: Derivatives.

Non-trading derivatives

The main non-trading derivatives are interest rate and cross-currency swaps, which are used to hedge the Group's exposures to interest rates and exchange rates inherent in non-trading assets, liabilities and positions, including fixed rate lending and structured savings products within the Retail Banking, Business to Business and Business to Consumer segments and medium term note issues, capital issues and fixed rate asset purchases within Wholesale Banking.

Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases the derivative used will be designed to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged.

Derivatives used for non-trading activities are accounted for on an accruals basis consistent with the underlying products.

The following table summarises activities undertaken by the Group, the related risks associated with such activities and the types of derivatives which may be used in managing such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of Hedge
Management of the return on variable rate assets financed by shareholders' funds and net non-interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps. Purchase interest rate floors.
Fixed rate lending.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps. Purchase interest rate caps.
Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Equity-linked retail funding.	Sensitivity to increases in market indices.	Receive equity swaps.
Management of other net interest income on retail activities.	Sensitivity of returns to changes in interest rates.	Interest rate swaps and caps/floors according to the type of risk identified.
Fixed rate asset investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.
Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies.	Cross-currency and foreign exchange swaps. Foreign currency funding.
Profits earned in foreign currencies.	Sensitivity to strengthening of sterling against other currencies.	Forward foreign exchange contracts.
Investment in, and issuance of, products with embedded option features.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors, and other matched options.
Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions*.
Firm commitments (e.g. asset purchases, issues arranged).	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitment if there is exposure to rate movements.

*A swaption is an option on a swap which gives the holder the right but not the obligation to buy or sell a swap.

50. Derivatives continued

Trading derivatives

Abbey National Financial Products (ANFP) is the principal business within the Abbey National Group actively trading derivative products and is additionally responsible for implementing Group hedging activities involving derivative contracts with the external market. ANFP's objective is to gain value by marketing derivatives to end-users and hedging the resulting exposures efficiently. Products offered by ANFP include interest rate and cross-currency swaps, caps, floors, swaptions, equity derivatives and credit derivatives. ANFP has established clear guidelines for staff to ensure that end-users are aware of the potential risk of entering into complex derivative transactions. ANFP also use these products, together with exchange traded options and futures, for hedging purposes.

A comprehensive value at risk (VaR) limit structure has been established for ANFP which includes exposures to interest rates, yield curve shape, volatility surfaces, equity indices and credit spread risks. Additional stress tests covering sensitivity to large changes in the underlying variables have also been established. Substantially no foreign exchange risk is currently run within ANFP, other than that accruing through profits and losses in currencies other than sterling. These exposures are monitored and hedged on a daily basis. Direct interest rate exposure is also maintained at low levels, but exact hedges are often not available in the market and this will give rise to a combination of yield curve, volatility and spread risk within the established limits. The overall management and control policy framework for ANFP is consistent with 'The Derivatives Practices and Principles' issued by the Group of 30 Global Derivatives Study Group.

ANTS additionally uses derivatives as part of trading book activity, hedging interest rate exposures created within asset backed and other bond portfolios.

Derivatives used in trading activities are stated at fair value.

Quantitative disclosures

The table below shows the contract or underlying principal amounts, positive and negative fair values and related book values of non-trading and trading derivatives analysed by type of contract. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The fair values represent the amount at which a contract could be exchanged in an arm's length transaction, calculated at market rates current at the balance sheet date.

					Group
2001 – Non-trading derivatives:	**Contract or underlying principal £m**	**Positive fair values £m**	**Related book value £m**	**Negative fair values £m**	**Related book value £m**
Exchange rate contracts:					
Cross-currency swaps	27,307	746	416	1,131	843
Foreign exchange swaps and forwards	1,952	15	15	10	5
Foreign exchange options	29	3	–	–	–
	29,288	764	431	1,141	848
Interest rate contracts:					
Interest rate swaps	102,521	2,411	1,058	2,173	938
Caps, floors and swaptions	9,040	79	127	167	–
Futures (exchange traded)	6,875	–	–	–	–
Forward rate agreements	300	–	–	–	–
	118,736	2,490	1,185	2,340	938
Equity and commodity contracts:					
Equity index options	277	25	(5)	–	1
Equity and commodity index swaps	528	18	(2)	43	6
	805	43	(7)	43	7
Total	148,829	3,297	1,609	3,524	1,793

					Group
2000 – Non-trading derivatives:	Contract or underlying principal £m	Positive fair values £m	Related book value £m	Negative fair values £m	Related book value £m
Exchange rate contracts:					
Cross-currency swaps	18,574	740	425	873	792
Foreign exchange swaps and forwards	2,885	19	21	146	146
Foreign exchange options	29	3	1	–	–
	21,488	762	447	1,019	938
Interest rate contracts:					
Interest rate swaps	99,343	2,823	1,670	1,755	740
Caps, floors and swaptions	9,043	97	177	8	(1)
Futures (exchange traded)	2,030	–	–	–	–
Forward rate agreements	1,685	–	–	–	–
	112,101	2,920	1,847	1,763	739
Equity and commodity contracts:					
Equity index options	939	1	–	6	–
Equity and commodity index swaps	474	31	(17)	42	7
	1,413	32	(17)	48	7
Total	135,002	3,714	2,277	2,830	1,684

Included in the above analysis of non-trading derivatives are exchange rate contracts, interest rate contracts and equity and commodity contracts with underlying principal amounts of £4,681m (£2,618m), £63,922m (£61,205m) and £48m (£126m) respectively, which were undertaken for non-trading purposes by Group entities with ANFP, which in turn entered into similar contracts with external counterparties. The total net negative fair value of such contracts amounted to £331m (net positive £433m).

50. Derivatives continued

2001 – Trading derivatives:	Group		
	Contract or underlying principal £m	Positive fair values £m	Negative fair values £m
Exchange rate contracts:			
Cross-currency swaps	11,267	185	124
Foreign exchange swaps and forwards	10,702	102	59
	21,969	287	183
Interest rate contracts:			
Interest rate swaps	267,769	4,482	4,795
Caps, floors and swaptions	68,478	473	698
Futures (exchange traded)	30,132	–	–
Forward rate agreements	3,574	2	2
	369,953	4,957	5,495
Equity and credit contracts:			
Equity index options	12,262	357	1,904
Equity index options (exchange traded)	1,566	–	20
Credit derivatives	7,119	45	51
	20,947	402	1,975
Total	412,869	5,646	7,653
Effect of netting		(3,756)	(3,756)
Fair values of contracts between ANFP and other Group entities		331	–
Amount included in Other assets/Other liabilities		2,221	3,897

Included in the negative fair value of equity index options and similar products are amounts due under guaranteed retail products, the cash for which was received at inception.

2000 – Trading derivatives:	Group		
	Contract or underlying principal £m	Positive fair values £m	Negative fair values £m
Exchange rate contracts:			
Cross-currency swaps	8,677	230	211
Foreign exchange swaps and forwards	10,785	194	143
	19,462	424	354
Interest rate contracts:			
Interest rate swaps	191,549	2,848	2,927
Caps, floors and swaptions	41,356	260	401
Futures (exchange traded)	8,836	–	–
Forward rate agreements	2,409	2	2
	244,150	3,110	3,330
Equity and credit contracts:			
Equity index options	7,274	429	1,084
Equity index options (exchange traded)	3,407	2	11
Credit derivatives	1,710	7	2
	12,391	438	1,097
Total	276,003	3,972	4,781
Effect of netting		(2,372)	(2,372)
Fair values of contracts between ANFP and other Group entities		–	433
Amount included in Other assets/Other liabilities		1,600	2,842

Net positive fair values of £331m (net negative £433m) on all contracts held by ANFP with other Group entities are included within Other assets/Other liabilities, as shown in the above table. Associated contracts which ANFP has transacted with external counterparties are included in the analysis of trading derivatives.

Positive fair values arise where gross positive fair values exceed gross negative fair values on a contract by contract basis. This equates to net replacement cost. Negative fair values arise where gross negative fair values exceed gross positive fair values on a contract by contract basis. The totals of positive and negative fair values arising on trading derivatives as at 31 December 2001 have been netted where the Group has a legal right of offset with the relevant counterparty.

Substantially all of the Group's derivatives activity is contracted with financial institutions.

All exchange traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges. Such instruments are not subject to significant credit risk. Other derivative contracts are not subject to these cash requirements.

50. Derivatives continued

The following table analyses over-the-counter (OTC) and other non-exchange traded derivatives held for non-trading purposes by remaining maturity:

	Contract or underlying principal 2001 £m	Replacement cost 2001 £m	Contract or underlying principal 2000 £m	Replacement cost 2000 £m
Non-trading derivatives maturing:				
In not more than 1 year	40,821	711	37,546	1,143
In more than 1 year but not more than 5 years	67,792	1,280	67,454	1,395
In more than 5 years	33,341	1,306	27,972	1,176
	141,954	3,297	132,972	3,714

The following table analyses OTC and other non-exchange traded derivatives held for trading purposes by remaining maturity:

	Contract or underlying principal 2001 £m	Replacement cost 2001 £m	Contract or underlying principal 2000 £m	Replacement cost 2000 £m
Trading derivatives maturing (before netting):				
In not more than 1 year	71,835	669	56,718	835
In more than 1 year but not more than 5 years	188,632	2,495	126,301	1,610
In more than 5 years	120,704	2,482	80,741	1,525
	381,171	5,646	263,760	3,970

Unrecognised gains and losses on financial assets and financial liabilities resulting from hedge accounting

Gains and losses on financial instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Group		
	Gains £m	Losses £m	Total net gains (losses) £m
At 31 December 2001:			
In 1 year or less	694	(537)	157
After 1 year	1,563	(1,763)	(200)
	2,257	(2,300)	(43)
At 31 December 2000:			
In 1 year or less	664	(533)	131
After 1 year	1,222	(1,062)	160
	1,886	(1,595)	291

The net gain unrecognised at 31 December 2000 and recognised during the year was £127m (2000: net loss £43m).

Deferred gains and losses on financial assets and financial liabilities resulting from hedge accounting

Deferred balances relating to settled derivatives and other financial transactions previously used as hedges, will be released to the profit and loss account in the same periods as the income and expense flows from the underlying hedged transactions.

The movement in the period is as follows:

	Group		
	Gains £m	Losses £m	Total net gains (losses) £m
At 1 January 2001	81	(19)	62
Previous years' deferred gains and losses recognised in the year	(17)	10	(7)
Gains and losses deferred in the year	31	(5)	26
At 31 December 2001	95	(14)	81
Gains and losses expected to be recognised:			
In 1 year or less	32	(8)	24
After 1 year	63	(6)	57

51. Consolidated cash flow statement

a) Reconciliation of profit before tax to net cash inflow from operating activities

	2001 £m	2000 £m
Profit on ordinary activities before tax	1,938	1,975
Decrease (increase) in interest receivable and prepaid expenses	441	(647)
Increase in interest payable and accrued expenses	337	918
Provisions for bad and doubtful debts	263	273
Provisions for contingent liabilities and commitments	(9)	21
Net advances written off	(288)	(308)
Increase before tax from long term assurance business	(345)	(240)
Depreciation and amortisation	407	312
Income from associated undertakings	(14)	(17)
Profit on sale of subsidiary and associated undertakings	(67)	(45)
Profit on sale of tangible fixed assets and investments	(57)	(104)
Effect of other deferrals and accruals of cash flows from operating activities	191	(43)
Net cash inflow from trading activities	2,797	2,095
Net decrease (increase) in loans and advances to banks and customers	4,319	(6,656)
Net decrease in investment in finance leases	328	164
Net decrease (increase) in bills and securities	1,054	(4,307)
Net (decrease) increase in deposits and customer accounts	(4,090)	12,197
Net (decrease) increase in debt securities in issue	(3,056)	4,612
Net increase in other liabilities less assets	362	472
Exchange movements	26	(2,484)
Net cash inflow from operating activities	1,740	6,093

Exchange movements represent exchange movements on cash balances and investing and financing activities. The movements are not indicative of the Group's exposure to foreign exchange risk on these items, because foreign currency positions in such balances are substantially hedged by other on-balance sheet and off-balance sheet foreign currency amounts. All other exchange movements, including movements on hedges, are included in the relevant captions in the above reconciliation.

b) Analysis of the balances of cash as shown in the balance sheet

Included in the balance sheet are the following amounts of cash:

	Cash and balances with central banks £m	Loans and advances to other banks repayable on demand £m	Total £m
At 1 January 2001	437	5,539	5,976
Net cash inflow (outflow)	57	(87)	(30)
At 31 December 2001	494	5,452	5,946

	Cash and balances with central banks £m	Loans and advances to other banks repayable on demand £m	Total £m
At 1 January 2000	701	2,483	3,184
Net cash (outflow) inflow	(264)	3,056	2,792
At 31 December 2000	437	5,539	5,976

The Group is required to maintain balances with the Bank of England which at 31 December 2001 amounted to £124m (£111m). These are shown in Loans and advances to banks, and are not included in cash for the purposes of the cash flow statement.

c) Analysis of changes in financing during the year

	Share capital inc. share premium £m	Reserve capital instruments £m	Non-equity minority interests £m	Sub-ordinated liabilities £m	Total £m
At 1 January 2001	2,078	–	664	5,871	8,613
Net cash inflow from financing	325	297	–	686	1,308
Shares issued for a non-cash consideration	104	–	–	–	104
Capitalised on exercise of share options	13	–	–	–	13
Effect of foreign exchange rate changes	–	–	17	33	50
At 31 December 2001	2,520	297	681	6,590	10,088

51. Consolidated cash flow statement continued

c) Analysis of changes in financing during the year

	Share capital inc. share premium £m	Non-equity minority interests £m	Sub-ordinated liabilities £m	Total £m
At 1 January 2000	2,003	–	4,642	6,645
Net cash inflow from financing	11	620	990	1,621
Shares issued for a non-cash consideration	49	–	–	49
Capitalised on exercise of share options	15	–	–	15
Effect of foreign exchange rate changes	–	44	239	283
At 31 December 2000	2,078	664	5,871	8,613

d) Acquisitions of subsidiary undertakings and purchase of businesses

	2001 £m	2000 £m
Net assets acquired:		
Loans and advances to banks	1,590	275
Loans and advances to customers	15	–
Operating lease assets	89	–
Tangible fixed assets	1	1,487
Other assets	21	58
Debt securities	634	–
Long term assurance business	271	–
Assets of long term assurance funds	9,411	–
Customer accounts	(1,507)	–
Debt securities in issue	–	(549)
Provisions for liabilities and charges	(16)	–
Other liabilities	(21)	(299)
Liabilities of long term assurance funds	(9,411)	–
Goodwill on acquisitions	1,034	54
	2,111	1,026
Satisfied by:		
Cash	498	1,026
Deferred cash/loan notes *	1,613	–
	2,111	1,026

* Such items relate to the consideration for the settlement of Scottish Provident which will settle in either cash or loan notes at the option of the members. See notes 22 and 23 for further details.

e) Analysis of the net outflow of cash in respect of acquisitions of subsidiary undertakings and purchase of businesses

	2001 £m	2000 £m
Cash consideration	498	1,026

f) Sale of subsidiary and associated undertakings

	2001 £m	2000 £m
Net assets disposed of:		
Equity shares and other similar interests	1	–
Loans and advances to banks	32	–
Net investment in finance leases	127	–
Other assets	115	16
Cash at bank and in hand	12	5
Tangible fixed assets	49	–
Interests in associated undertakings	4	–
Deposits by banks	(113)	–
Customer accounts	(16)	–
Other liabilities	(108)	–
Provisions for liabilities and charges	(31)	(3)
Goodwill written back	–	3
Profit on disposal	67	42
	139	63
Satisfied by:		
Cash	139	63

g) Analysis of the net inflow of cash in respect of the sale of subsidiary and associated undertakings

	2001 £m	2000 £m
Cash received as consideration	139	63
Cash disposed of	(12)	(5)
Net inflow of cash in respect of sale of subsidiary and associated undertakings	127	58

52. Retirement benefits

The Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, Scottish Mutual Assurance Staff Pension Scheme, Scottish Provident Institution Staff Pension Fund and National & Provincial Building Society Pension Fund are the principal pension schemes within the Group, covering 86% (81%) of the Group's employees, and are all funded defined benefits schemes. The Abbey National Amalgamated and Associated, Scottish Mutual Assurance, Scottish Provident Institution and National & Provincial pension funds are closed schemes, thus under the projected unit method the current service cost will increase as members of the schemes reach retirement.

Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary. The latest formal actuarial valuation was made as at 31 March 1999 for the Amalgamated Fund and Group Pension Scheme, 31 December 2000 for the Scottish Provident Institution Staff Pension Fund, 31 December 1999 for the Scottish Mutual Assurance Staff Pension Scheme and 31 March 2000 for the National & Provincial Building Society Pension Fund. In addition, there is an annual review by the appointed actuary. The results of these reviews are included in the financial statements.

The main long term financial assumptions, as stated in absolute terms, used in the 2001 annual review were:

	% Nominal per annum
Investment return	6.5
Pension increases	3.0
General salary increase	4.5
General price inflation	3.0

As at the latest actuarial review date, the market value of the combined assets was £2,340m and the combined funding level was 103%. All of the pension fund liabilities are valued on an actuarial basis using the projected unit method. In the period ending 31 December 2001, the employer's contribution rates to the schemes ranged from 12.2% to 23.7%. In consultation with the actuary, the agreed contribution rates for future years range from 8.7% to 23.7%.

As shown in the table below, the pension cost reflects the regular contribution rate less amounts in respect of the surplus or deficit being recognised over the expected remaining service lives of the members of all the Group's schemes in accordance with SSAP 24 'Accounting for pension costs'. Surpluses or deficits are amortised on the basis of straight line amortisation with interest on the reducing balance. The pension cost charged to the profit and loss account for the year was as follows:

	Group 2001 £m	2000 £m
Regular cost	73	79
Amortisation of surpluses arising on pension schemes	(9)	(12)
Amortisation of deficits arising on pension schemes	8	1
Amortisation of surplus arising from fair value adjustment on acquisition of N&P	2	2
Charged to profit and loss account (note 37)	74	70

Balances representing the difference between amounts paid to the respective pension schemes of the Group and any amounts charged to the profit and loss account, in accordance with SSAP 24, are included in the balance sheet. At 31 December 2001, an asset of £30m (£21m) and a liability of £16m (£2m) have been included in the balance sheet accordingly. In addition, included in Other assets as at 31 December 2001 was an amount of £19m (£21m) in respect of the unamortised pension scheme surplus assessed at the date the business of National & Provincial was purchased. This was based on an actuarial assessment of the scheme at that date and is included in the balance sheet in accordance with FRS 7. This balance is being amortised over the average remaining service lives of employees in the scheme as shown above.

Additional disclosures required under the transition provisions of FRS 17
In November 2000 the Accounting Standards Board issued FRS 17, Retirement benefits, which will replace SSAP 24, Accounting for pension costs. FRS 17 will be fully effective for accounting periods ending on or after 22 June 2003. Certain additional disclosures are required under the transition provisions of FRS 17 for accounting periods ending on or after 22 June 2001. These disclosures are included below.

The main long-term financial assumptions, as stated in absolute terms, under the provisions of FRS 17 are as follows:

	% Nominal per annum
Discount rate for scheme liabilities	5.75
Pension and deferred pension increases	2.5
General salary increase	4.0
General price inflation	2.5

52. Retirement benefits continued

The fair value of the assets held by the pension schemes at 31 December 2001, and the expected rate of return for each class of assets for the current period is as follows:

	Expected rate of return %	Fair Value £m
Equities	7.0	1,805
Bonds	5.0	375
Others	4.0	106
		2,286

Pension fund liabilities are valued on an actuarial basis using the projected unit method and pension assets are stated at their fair value.

The net pension scheme deficit measured under FRS 17 as at 31 December 2001 comprised the following:

	£m
Total market value of assets	2,286
Present value of scheme liabilities	(2,373)
FRS 17 scheme deficit	(87)
Related deferred tax asset	26
Net FRS 17 scheme deficit	(61)

If the full provisions of FRS 17 were reflected in the financial statements, the Group profit and loss account reserve of £4,464m would be reduced by £74m to £4,390m. This reduction reflects the FRS 17 position shown above and the reversal of the remaining unamortised asset relating to the surplus in the National & Provincial pension fund at acquisition.

53. Directors' emoluments and interests

Further details of directors' emoluments and interests are included in the Directors' remuneration report on pages 28 to 33. These details include, as specified for audit by the UK Listing Authority, an analysis, by director, of salary and other payments and benefits on page 29, an analysis of directors' share interests and share options on pages 30 to 32 and details of the directors' conditional rights over the Company's shares under the Long Term Incentive Plan on page 33, all of which form part of these audited financial statements.

Ex gratia pensions paid to former directors of Abbey National plc in 2001, which have been provided for previously, amounted to £71,840 (£139,220). In 1992, the Board decided not to award any new such ex gratia pensions and accordingly, no charge (nil) to the profit and loss account has been made in respect of them.

Details of loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were directors and connected persons and officers of the Company during the year were as follows:

	Number of persons	Aggregate amount outstanding £000
Directors		
Loans	10	1,369
Quasi loans	4	14
Credit transactions	–	–
Officers		
Loans	24	3,205
Quasi loans	11	15
Credit transactions	17	306

No director had a material interest in any contract of significance, other than a service contract, with the Company or any of its subsidiaries at any time during the year. The directors did not have any interests in shares or debentures of subsidiaries. Further disclosures relating to these transactions, as required under FRS 8, 'Related party disclosures' are given in note 54.

54. Related party disclosures

a) Transactions with directors, executive officers and their close family members

Directors, executive officers and members of their close families have undertaken the following transactions with the Abbey National Group in the course of normal banking and life assurance business.

	Number of directors and executive officers (1) 2001	Amounts in respect of directors, executive officers (1) and their close family members 2001 £000
Secured loans, unsecured loans and overdrafts		
Net movements in the year	13	(170)
Balances outstanding as at 31 December	8	1,413
Deposit, investment, bank and instant access accounts		
Net movements in the year	16	937
Balances outstanding as at 31 December	13	4,401
Life assurance policies and investments		
Net movements in the year	3	360
Total sum insured/value of investment	2	811

	Number of directors and executive officers (1) 2000	Amounts in respect of directors, executive officers (1) and their close family members 2000 £000
Secured loans, unsecured loans and overdrafts		
Net movements in the year	12	307
Balances outstanding as at 31 December	11	1,583
Deposit, investment, bank and instant access accounts		
Net movements in the year	16	(180)
Balances outstanding as at 31 December	15	3,464
Life assurance policies and investments		
Net movements in the year	3	280
Total sum insured/value of investment	3	451

(1) Executive officers are defined as those officers who report directly to the Group Chief Executive.

Two directors have also undertaken sharedealing transactions through an execution only stockbroker subsidiary company of an aggregate net value of £18,903. The transactions were on normal business terms and standard commission rates were payable.

Secured and unsecured loans are made to directors, executive officers and their close family members on the same terms and conditions as applicable to other employees within the Group.

Amounts deposited by directors, executive officers and their close family members earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within the Group.

Life assurance policies and investments are entered into by directors, executive officers and their close family members on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within the Group.

b) Transactions with associated undertakings

Abbey National Independent Consulting Group Ltd (ANICG) held a 49% share in Willis National Holdings Ltd (Willis National), a company offering independent financial advice. Willis National earns a commission on insurance premiums, for which it pays introductory fees. The net income from such fees amounted to nil (nil) for the period ended 31 July 2001. On 31 July 2001 ANICG sold its interests in Willis National for £17m.

First National Bank plc holds a 50% share in PSA Finance plc (PSA), a subsidiary of Peugeot SA. PSA is a finance organisation providing financial services to the Peugeot-Citroen car dealership network. The income receivable from the Group's interest in PSA amounted to £14m (£16m) in the year.

Abbey National Jersey International Limited holds 24.5% of the ordinary shares in DAH Holdings Limited (DAH) for a nominal cash consideration. DAH is the holding company of a private banking organisation, and is registered in Bermuda. The income receivable from the Group's interest in DAH amounted to nil (£1m) in the year.

On 2 May 2001 Abbey National plc acquired a 25% interest in EDS Credit Services Ltd, a subsidiary of Electronic Data Systems Ltd (EDS). EDS is a professional services firm specialising in information technology. The income receivable from the Group's interest in EDS Credit Services Ltd amounted to nil in the period.

Balances outstanding between the Group and associated companies as at 31 December 2001 are detailed in notes 15 and 31. Further details of the Group's interests in associated undertakings are shown in note 21.

54. Related party disclosures continued

c) Transactions with long term assurance funds

The long term assurance funds are related parties for the purposes of this disclosure because the assets and liabilities of the long term assurance funds are included in the balance sheet.

As at 31 December 2001, Group entities owed £494m (£202m) to, and were owed £410m (£327m) by, the long term assurance funds. Of these respective amounts £485m (£198m) relates to amounts deposited by the long term assurance funds with non life assurance Group entities, and £269m (£271m) relates to amounts owed by the long term assurance funds to non life assurance Group entities. The remaining amounts represent balances between the long term assurance funds and the shareholders' funds of the life assurance businesses within the Group. In addition, the long term assurance funds have lent £2,057m (£1,121m) of investment assets to a subsidiary of ANTS under stock lending agreements as at 31 December 2001.

Included in Loans and advances to customers are two contingent loans to the long term assurance funds of Scottish Mutual Assurance and Scottish Provident of £500m and £627m respectively. See note 20 for further details.

Included in Fees and commissions receivable in the year is an amount of £53m (£48m) receivable from the long term assurance fund of Abbey National Life in respect of life assurance products sold through the retail branch network, and an amount of £123m (£20m) receivable from the long term assurance funds of Abbey National Life and Scottish Mutual Assurance in respect of option premiums paid to ANTS.

During the year Abbey National Financial Investment Services plc (ANFIS) incurred costs amounting to £157m (£98m) on behalf of the long term assurance funds. All such costs were recharged to the long term assurance funds and included within the charge to income from long term assurance business. Included within Fees and commissions receivable are management fees received by ANFIS totalling £148m (£93m) from the long term assurance funds.

Details of transfers of funds between shareholders' funds and long term assurance funds are provided in note 20. Included within Assets of long term assurance funds and Liabilities of long term assurance funds are amounts owing between the long term assurance funds of £21m (£1m).

The value of the funds' holdings in internally managed unit trusts amounted to £3,635m (£4,261m) at 31 December 2001. The unit trusts are managed by Abbey National Unit Trust Management Ltd, Scottish Mutual International Fund Managers Ltd, Scottish Mutual International Managers Ltd and Abbey National Asset Managers Ltd.

Profit and loss accounts

	Total 2001 £m	Total 2000 £m	Total 1999 £m	Total 1998 £m	Total 1997 £m
Net interest income	**2,711**	2,680	2,661	2,241	1,905
Fees, commissions and other income	**1,843**	1,614	1,141	890	716
Operating expenses excluding operating lease assets depreciation	**(1,850)**	(1,815)	(1,615)	(1,346)	(1,194)
Depreciation of operating lease assets	**(256)**	(178)	(52)	(20)	(8)
Provisions for bad and doubtful debts	**(263)**	(273)	(303)	(201)	(121)
Provisions for contingent liabilities and commitments	**9**	(21)	(23)	(16)	(16)
Amounts written off fixed asset investments	**(256)**	(32)	(26)	(28)	(3)
Operating profit and profit on ordinary activities before tax	**1,938**	1,975	1,783	1,520	1,279
Tax on profit on ordinary activities	**(603)**	(559)	(522)	(462)	(326)
Profit on ordinary activities after tax	**1,335**	1,416	1,261	1,058	953
Minority interests – equity	**–**	–	–	–	1
Minority interests – non-equity	**(59)**	(51)	–	–	–
Profit for the financial year attributable to the shareholders of Abbey National plc	**1,276**	1,365	1,261	1,058	954
Transfer to non-distributable reserve	**(167)**	(156)	(13)	(125)	(78)
Dividends including amounts attributable to non-equity interests	**(762)**	(687)	(610)	(535)	(469)
Other non-equity interest appropriations	**(19)**	–	–	–	–
Retained profit for the year	**328**	522	638	398	407
Earnings per ordinary share					
– basic	**84.9p**	93.4p	86.2p	72.4p	65.2p
– diluted	**84.3p**	92.8p	85.5p	71.7p	64.7p
Dividends per ordinary share					
Net	**50.00p**	45.50p	40.25p	35.30p	30.70p
Gross equivalent	**55.56p**	50.56p	44.72p	40.85p	38.38p
Dividend cover (times)	**1.70**	2.00	2.10	2.00	2.10

The Group financial summary is based on the audited consolidated financial statements of the Abbey National Group for the five years ended 31 December 2001, and has been derived from the consolidated financial statements for each of the relevant years.

Exceptional items in 1999, 1998 and 1997 include Year 2000 and EMU costs of £29m, £74m and £28m respectively. In addition tax changes introduced in 1997 resulted in a £133m reduction in net interest income and a £12m provision against the embedded value profits for the Life Assurance subsidiaries (included within fees, commissions and other income), with credits of equivalent amount to the tax charge.

The calculation of the gross equivalent dividend per ordinary share applies a tax rate of 20% for grossing-up purposes for dividends up to and including the interim dividend for 1998. Thereafter the rate of 10% has been applied.

Balance sheets

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Assets					
Cash, treasury bills and other eligible bills	**2,983**	1,596	1,815	2,386	1,957
Loans and advances to banks	**9,874**	12,168	11,472	7,428	8,271
Loans and advances to customers	**78,650**	81,752	75,221	72,257	66,878
Loans and advances subject to securitisation	**18,883**	7,927	1,930	217	–
Non-returnable finance	**(12,952)**	(4,629)	(1,379)	(213)	–
Loans and advances to customers after non-returnable finance	**84,581**	85,050	75,772	72,261	66,878
Net investment in finance leases	**4,738**	5,192	5,441	5,326	4,655
Securities and investments	**68,673**	69,573	59,740	54,326	46,537
Long term assurance business	**2,015**	1,538	1,042	760	649
Intangible fixed assets	**1,243**	245	203	201	–
Tangible fixed assets excluding operating lease assets	**356**	389	759	731	698
Operating lease assets	**2,522**	1,963	358	223	67
Tangible fixed assets	**2,878**	2,352	1,117	954	765
Other assets	**7,363**	7,594	6,703	5,728	4,317
Assets of long term assurance funds	**30,558**	19,083	17,439	13,383	10,101
Total assets	**214,906**	204,391	180,744	162,753	144,130
Liabilities					
Deposits by banks	**24,945**	34,996	29,824	35,610	23,814
Customer accounts	**74,259**	66,795	59,711	52,924	55,719
Debt securities in issue	**54,413**	57,078	51,407	42,989	40,201
Other liabilities	**15,409**	13,074	11,444	9,107	6,954
Subordinated liabilities including convertible debt	**6,590**	5,871	4,641	3,333	2,463
Liabilities of long term assurance funds	**30,558**	19,083	17,439	13,383	10,101
	206,174	196,897	174,666	157,346	139,252
Minority interests – non-equity	**681**	664	–	–	–
Non-equity shareholders' funds	**1,045**	450	450	450	450
Equity shareholders' funds	**7,006**	6,380	5,628	4,957	4,428
Total liabilities	**214,906**	204,391	180,744	162,753	144,130

The Annual Report on Form 20-F (Form 20-F) for the year ended 31 December 2001 will be filed with the Securities and Exchange Commission in accordance with US legislation. The Form 20-F will be available for public inspection, and a copy may be obtained from Abbey National plc, registered office: Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN. The Form 20-F contains certain additional information which is prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP) which differ in certain respects from those used in the UK (UK GAAP). The following pages disclose an average balance sheet prepared under UK GAAP, which is a US requirement, and is provided here as supplementary information. References to UK and non-UK refer to the location of the office where the transaction is recorded.

Average balance sheet

	2001			2000			1999		
	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Assets									
Loans and advances to banks									
UK	4,050	212	5.23	2,711	174	6.40	3,263	159	4.86
Non-UK	382	19	4.91	377	26	6.82	281	17	6.42
Loans and advances to customers									
UK	76,859	5,344	6.95	76,829	5,946	7.74	72,603	5,308	7.31
Non-UK	2,065	124	6.02	1,663	97	5.82	1,453	81	5.56
Lease receivables									
UK	3,894	275	7.07	4,847	345	7.12	5,341	336	6.29
Non-UK	27	1	3.22	20	1	2.70	26	1	4.94
Debt securities									
UK	36,544	1,833	5.02	36,847	2,280	6.19	35,220	1,706	4.84
Non-UK	12,747	579	4.54	10,604	674	6.36	7,468	403	5.39
Total average interest earning assets and interest income – banking	136,568	8,387	6.14	133,898	9,543	7.13	125,655	8,011	6.38
Total average interest earning assets and interest income – trading	38,365	1,854	4.83	29,815	1,667	5.59	25,523	1,218	4.77
Total average interest earning assets and interest income	174,933	10,241	5.85	163,713	11,210	6.85	151,178	9,229	6.10
Allowance for loan losses	(591)	–	–	(635)	–	–	(694)	–	–
Non-interest earning assets:									
Long term assurance fund assets	21,727	–	–	18,207	–	–	14,687	–	–
Other	12,560	–	–	10,855	–	–	11,062	–	–
Total average assets and interest income	208,629	10,241	4.91	192,140	11,210	5.83	176,233	9,229	5.24
Non-UK assets as a percentage of total	7.29%	–	–	6.59%	–	–	5.67%	–	–
Total average interest earning assets and net interest income	174,933	2,711	1.55	163,713	2,680	1.64	151,178	2,661	1.76

Average balance sheet continued

	2001			2000			1999		
	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Liabilities and shareholders' funds									
Deposits by banks									
UK	11,637	527	4.53	9,645	572	5.93	5,654	332	5.88
Non-UK	1,066	50	4.71	819	47	5.76	750	35	4.66
Customer accounts – retail demand deposits									
UK	36,962	1,269	3.43	31,351	1,164	3.71	28,922	862	2.98
Non-UK	1,339	53	3.99	1,384	64	4.62	1,298	58	4.43
Customer accounts – retail time deposits									
UK	12,664	614	4.85	14,861	847	5.70	16,654	882	5.30
Non-UK	3,150	154	4.87	2,345	145	6.21	2,027	129	6.35
Customer accounts – wholesale deposits									
UK	8,571	385	4.49	9,977	620	6.22	9,664	494	5.11
Non-UK	400	17	4.18	464	28	5.96	330	19	5.61
Bond and medium term notes									
UK	23,339	1,136	4.86	27,353	1,563	5.71	27,702	1,221	4.41
Non-UK	936	35	3.78	314	15	4.85	156	5	3.45
Other debt securities in issue									
UK	18,560	950	5.12	18,144	1,103	6.08	13,572	716	5.28
Non-UK	13,323	513	3.86	10,791	649	6.01	7,918	382	4.82
Dated and undated loan capital and other subordinated liabilities									
UK	5,600	302	5.39	4,532	278	6.13	3,450	205	5.94
Non-UK	639	34	5.29	612	43	7.10	622	37	5.89
Other interest bearing liabilities									
UK	27	2	7.18	64	3	5.52	106	7	6.21
Non-UK	3	1	7.34	–	–	–	–	–	–
Total average interest bearing liabilities and interest expense – banking	138,216	6,042	4.37	132,656	7,141	5.38	118,825	5,382	4.53
Total average interest bearing liabilities and interest expense – trading	30,069	1,488	4.95	25,154	1,389	5.52	25,611	1,186	4.63
Total average interest bearing liabilities and interest expense	168,285	7,530	4.47	157,810	8,530	5.41	144,436	6,568	4.55
Non-interest bearing liabilities:									
Long term assurance fund liabilities	21,727	–	–	18,207	–	–	14,687	–	–
Other	10,789	–	–	9,511	–	–	11,219	–	–
Shareholders' funds	7,828	–	–	6,612	–	–	5,891	–	–
Total average liabilities, shareholders' funds and interest expense	208,629	7,530	3.61	192,140	8,530	4.44	176,233	6,568	3.73
Non-UK liabilities as a percentage of total	9.99%	–	–	8.71%	–	–	8.29%	–	–
Interest income as a percentage of average interest earning assets			5.85			6.85			6.10
Interest expense as a percentage of average interest bearing liabilities			4.47			5.41			4.55
Interest spread			1.38			1.44			1.55
Net interest margin			1.55			1.64			1.76

For the purposes of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.

Interest earning assets, interest bearing liabilities and the associated interest reflect a 'linked presentation' treatment for certain securitised assets (see note 16). If linked presentation was not adopted, the interest spread and net interest margin would be as follows:

	2001	2000	1999
Interest spread	1.32	1.42	1.55
Net interest margin	1.47	1.61	1.75

	1999
Interest £m	Average rate %
332	5.88
33	4.66
862	7.98
58	4.43
882	5.30
129	6.35
494	5.11
19	5.61
1,221	4.41
5	3.45
716	5.28
382	4.87
205	5.94
37	5.89
7	6.21
-	-
5,382	4.53
1,186	4.63
6,568	4.55
-	-
-	-
-	
6,568	3.73
-	-
	6.10
	4.55
	1.55
	1.76

r hedging purposes.

l linked presentation

	1.55
	1.75

www.abbeynational.com

Published by Black Sun plc

The Abbey National Group comprises Abbey National plc and its subsidiary companies.

Abbey National plc Registered Office:
Abbey National House, 2 Triton Square,
Regent's Place, London NW1 3AN
Registered Number: 2294747
Registered in England

CONTACT INFORMATION

Abbey National
Shareholder Services
Carbrook House
5 Carbrook Hall Road
Sheffield S9 2EG

Tel 0870 532 9430
www.abbeynational.com

To receive your communications online please go to www.abbeynational.com

ORDINARY SHAREHOLDER ANALYSIS / FINANCIAL CALENDAR

2001 figures as at 31 December 2001

	Ordinary shares of 10p	
Size of shareholding	Shareholders	Shares
1-100	1,159,354	111,870,313
101-1,000	726,220	286,146,263
1,001+	32,166	1,048,138,651
Total	1,917,740	1,446,155,227

Financial calendar

20 March 2002	Ex-dividend date
22 March 2002	Record date
25 April 2002	Annual General Meeting, Barbican Centre, London
07 May 2002	Final dividend payment
24 July 2002	Interim results announced
21 August 2002	Ex-dividend date
23 August 2002	Record date for interim dividend
07 October 2002	Interim dividend payment

Still No 1 for private investors
For the third year running Abbey National has won the prestigious Proshare Award for 'Best Overall Performance in Meeting the Needs of Private Investors'. The trophy was presented at the Proshare Awards ceremony in November 2001 by Patricia Hewitt, Secretary of State for Trade and Industry, where the judges praised Abbey National's shareholder communication as "superb, well [illegible] designed, clear and accessible".

Alternative Dividend Plan
The Alternative Dividend Plan (ADP) allows shareholders to receive their dividends as new shares in Abbey National, rather than as a cash payment. The ADP means that shareholders in Abbey National can expand their holdings by acquiring new shares without incurring any share dealing costs normally associated with buying shares. For further information on the ADP and an application form, please contact Shareholder Services.

Join the e-communications revolution
The Directors' Report and Accounts is available on the internet. You can register with Shareholder Services at www.abbeynational.com to stop receiving statutory communications through the post and we will send you notification by e-mail each time we put up a new shareholder report, Notice of Meeting or other investor communication on our website.

Amalgamating your shares
If you were mailed more than one copy of the Directors' Report and Accounts, it may be because Abbey National has more than one record of shareholdings in your name. To ensure that you do not receive duplicate mailings in future, you can have all your shares amalgamated into one account by contacting Shareholder Services.

Shareholder Services
0870 532 9430

Share Price Information Line
0870 [illegible]

Abbey National Share Dealing Service
0845 6070 401

[illegible]

To help us improve our service, we may record or monitor calls.

Shares are risk investments; share prices and dividends can fall as well as rise and you may not receive back the full amount you have invested.

Abbey National is regulated by the Financial Services Authority.

The Abbey National Group comprises Abbey National plc and its subsidiary companies. Abbey National plc.
Registered Office:
Abbey National House
2 Triton Square
Regent's Place
London
NW1 3AN

Registered Number 2294747.
Registered in England.

[illegible]

The Abbey National Group


SHAREHOLDER

Notice of Annual General Meeting 2002

1 March 2002

If you are a preference shareholder, this booklet is for information only.

Dear Shareholder



I am pleased to send you details about our Annual General Meeting (AGM), which we are holding on Thursday 25 April 2002 at the Barbican Hall in the Barbican Centre, London. The meeting will start at 11am. The formal Notice of our Annual General Meeting starts on page 2 of this document. Each item in the notice is explained in Italics.

The business we will consider at the AGM

At the AGM, I will present a review of the year's results and current business, and you will have the opportunity to ask any relevant questions relating to the Company's performance.

The AGM will cover standard matters which are dealt with at every AGM (*items 1 and 3 to 7*).

Item 2 is a new resolution this year.

Items 8 and 9 are similar to resolutions which shareholders have passed in previous years. The directors believe that these items will mean that we can take advantage of business opportunities as they arise.

The directors believe that all the proposals we will consider at the AGM are in the best interests of Abbey National and its shareholders. They recommend that you vote in favour of the proposed resolutions. The directors will be voting in favour of the proposed resolutions for their own shareholdings in Abbey National.

What to do next

If you hold ordinary shares in Abbey National, you are entitled to come to the AGM and vote on the resolutions. It is important to us that all shareholders have the opportunity to vote even if they can't come to the meeting. If you can't come to the AGM, you can use a proxy voting form to nominate someone else to come to the meeting and vote for you (this person is called a proxy). Or you can nominate me to vote for you. If you want to appoint a proxy, you need to send back the proxy voting form enclosed with this pack by **11am on 23 April 2002**. There is more information on what you need to do if you want to appoint a proxy on the enclosed proxy voting form.

This year, for the first time, holders of ordinary shares can appoint a proxy and indicate voting intentions online. There are full details of how to do this on our web site at www.abbeynational.com

If you fill in and send back the proxy voting form, or appoint a proxy online, you can still come to the AGM and vote instead of your proxy. I will give details of proxy votes received after each vote is taken on a show of hands at the AGM.

Help for disabled shareholders

If you are hard of hearing, there will be a sign language interpreter at the AGM and there will also be an induction loop system in the Barbican Hall. The venue is suitable for shareholders who have disabilities. Please ask any member of our staff if you need help during the AGM.

There is more information about the AGM on page 7 of this document.

Lord Burns
Chairman
Abbey National plc

The Abbey National Group

We are holding our Annual General Meeting on 25 April 2002 at the Barbican Hall in The Barbican Centre, Barbican, London EC2Y 8DS. The meeting will start at 11am.

The following items will be proposed as ordinary resolutions. For these resolutions to be passed, more than 50% of shareholders' votes must be in favour.

1. Directors' Report and Accounts

To receive the Directors' Report and Accounts for the year ended on 31 December 2001.

The directors usually present the Directors' Report and Accounts for the previous year to shareholders at the AGM. We enclose these in this pack, either in the full Directors' Report and Accounts, or in the summary in the Annual Review, depending on which document you have chosen to receive.

2. Directors' Remuneration Policy

To approve the Remuneration Report.

The Combined Code (the principles of good governance and code of best practice monitored by the Financial Services Authority) states that the Board should consider whether the shareholders should be invited to approve the policy set out in the Directors' Remuneration Report. The Board considers it to be appropriate and in line with best practice that the shareholders are asked to vote on the policy set out in the report this year. You can find the Remuneration Report on pages 4 to 6 of this document.

3. Dividend

To declare a final dividend of 33.2 pence for each ordinary share.

Shareholders must approve the final dividend payable for each ordinary share held. However, the final dividend cannot be more than the amount the directors recommend (which is 33.2 pence for each ordinary share). Under our Articles of Association, the directors can pay interim dividends (these are dividend payments made during the year). The final dividend proposed in this resolution is 33.2 pence, and is as well as the interim dividend of 16.8 pence for each ordinary share which was paid on 8 October 2001.

4. Electing directors who the Board has appointed since the last AGM

a) To elect Lord Burns as a director of Abbey National.

b) To elect Vittorio Radice as a director of Abbey National.

Our Articles of Association say that any director the Board has appointed must stand for election at the next AGM. Vittorio Radice was appointed on 23 October 2001 and Lord Burns was appointed on 1 December 2001. They now stand for election by shareholders. There is information about the directors in the Directors' Report and Accounts, and in the Annual Review.

5. Re-electing directors who are retiring under our Articles of Association

a) To re-elect Leon Allen as a director of Abbey National.

b) To re-elect Ian Harley as a director of Abbey National.

c) To re-elect Malcolm Millington as a director of Abbey National.

The Articles of Association say that a third of our directors must retire in turn at each AGM. (This does not include directors the Board has appointed since the last AGM.) The membership of the Board is decided as at the date of this notice. The directors who are retiring have been directors for the longest period of time since they were last appointed by shareholders. The directors listed have confirmed that they will stand for re-election. There is information about the directors in the Directors' Report and Accounts, and in the Annual Review.

6. The auditors

To re-appoint Deloitte & Touche as our auditors until next year's AGM.

We have to appoint auditors at every general meeting at which we present accounts to shareholders.

7. Paying the auditors

To authorise the directors to set the fees we pay to the auditors.

It is normal practice for a company's directors to be authorised to agree the auditors' fees.

We will propose the following items as special resolutions. To pass these resolutions, at least 75% of shareholders' votes must be in favour.

8. Authority for Abbey National to buy back its own ordinary shares

To authorise Abbey National plc, without conditions, to buy back its own ordinary shares. The following terms will apply:

- Abbey National may not buy more than 144,623,599 ordinary shares (representing 10% of the Company's ordinary share capital in issue as at 11 February 2002).
- The lowest price Abbey National can pay for each ordinary share is 10 pence.

- The highest price (not including expenses) Abbey National can pay for each ordinary share is 5% over the average of the middle market price of ordinary shares. This is based on the Daily Official List published by the London Stock Exchange for the five business days immediately before the day on which Abbey National buys the shares.
- This authorisation will apply from the date of this AGM until the next AGM (or until 24 October 2003, if the next AGM has not been held by then).
- Abbey National may agree, before this authorisation ends, to buy back ordinary shares even though the purchase may be completed after this authorisation ends.

This resolution renews the resolution that was passed at the last AGM authorising Abbey National to buy its own ordinary shares in the market. The resolution sets out the highest number of shares we can buy, the highest and lowest price which we can pay for them, and when this authorisation runs out. If we buy back any shares, they will be cancelled. This resolution follows the rules set down by the Companies Act 1985 and the Financial Services Authority. We are committed to managing our capital effectively. Because of this, we are always reviewing the possibility of buying back our shares. We will only do this if the directors believe that it is in shareholders' best interests and it will increase 'earnings per share'.

Earnings per share is the amount of profit we make during the year (after we have paid tax, and dividends to preference shareholders) divided by the number of ordinary shares held by shareholders.

9. Authority for Abbey National to buy back its own preference shares

a) To authorise Abbey National plc, without conditions, to buy its own $8\frac{5}{8}\%$ preference shares. The following terms apply:

- Abbey National may buy up to 125 million $8\frac{5}{8}\%$ preference shares.
- The lowest price which Abbey National can pay for each $8\frac{5}{8}\%$ preference share is 100 pence.
- The highest price (not including expenses) which Abbey National can pay for each $8\frac{5}{8}\%$ preference share is 150 pence.
- This authorisation will apply from the date of this AGM until the next AGM (or until 24 October 2003, if the next AGM has not been held by then).
- Abbey National may agree, before this authorisation ends, to buy back its own $8\frac{5}{8}\%$ preference shares even though the purchase may be completed after this authorisation ends.

b) To authorise Abbey National plc, without conditions, to buy its own $10\frac{3}{8}\%$ preference shares. The following terms apply:

- Abbey National may buy up to 200 million $10\frac{3}{8}\%$ preference shares.
- The lowest price which Abbey National can pay for each $10\frac{3}{8}\%$ preference share is 119 pence.
- The highest price (not including expenses) which Abbey National can pay for each $10\frac{3}{8}\%$ preference share is 179 pence.
- This authorisation will apply from the date of this AGM until the next AGM (or until 24 October 2003, if the next AGM has not been held by then).
- Abbey National may agree, before this authorisation ends, to buy back its own $10\frac{3}{8}\%$ preference shares even though the purchase may be completed after this authorisation ends.

These resolutions renew the resolutions that were passed at the last AGM, authorising Abbey National to buy its own preference shares in the market or otherwise. The explanation and reasons for these resolutions are the same as for resolution 8.

For the Board:

Norman Wilkes
Acting Company Secretary
Abbey National plc
1 March 2002

Registered Office:
Abbey National House
2 Triton Square
Regent's Place
London
NW1 3AN

Directors' Remuneration Report for approval under resolution 2

The purpose of this report is to inform shareholders of our policy on remuneration (benefits), as recommended by the Personnel and Remuneration Committee and adopted by the Board.

Overall Remuneration Strategy

The aim of the remuneration strategy is to allow the Company to secure the talent that it needs to meet its business aims, encourage superior performance and appropriate behaviours, and align the interests of employees and shareholders.

We will achieve this through policies which aim to make sure:

- overall rewards are competitive in the relevant market;
- salary increases and bonus payments are based on contribution; and
- all staff have an opportunity to buy shares in the Company.

These policies govern the design of remuneration arrangements for staff at all levels and in all companies across the Group.

Personnel and Remuneration Committee (the Committee)

The Committee makes sure that the Company has human resource policies that are consistent with the Company's business aims and philosophy. The Committee must recommend policies on executive directors' remuneration to the Board and, in line with the Combined Code, decide the remuneration of each executive director, including pension rights and any compensation payments.

Membership of the Committee is restricted to independent, non-executive directors. It is chaired by Lord Shuttleworth. The other members are Peter Ogden and Lord Currie. The Committee consults the Chairman and the Chief Executive as appropriate. The Committee is supported by the Corporate Development and Resources Director and regularly gets advice from independent advisors.

Executive Directors' Remuneration Policy

Basic Salary

Basic salaries are reviewed every year and are set to reflect personal performance in the context of the pay of people in similar roles in other organisations. When making comparisons the Committee looks particularly at pay levels in other financial services companies, major retailers and in other UK companies with a similar 'market capitalisation'. Market capitalisation is the value of the Company. This is calculated from the trading price of the shares on the stock market, multiplied by the number of ordinary shares we have issued to shareholders.

In reaching its decisions on pay levels, the Committee gets advice and information from several independent experts.

Yearly Performance Bonus

The discretionary yearly performance-related bonus is designed to provide a direct link between each individual's remuneration and the performance of the Company in the short term.

Total payments under the scheme are based on the Committee's assessment of the Company's performance against a range of measures agreed at the beginning of the financial year. The total amount that can be distributed under the scheme is limited to 70% of the total basic salaries of the executive directors. Payments to individual directors reflect their performance and contribution during the year. In exceptional circumstances, the payment to an individual director may be more than 70% of his or her salary.

Total payments under the scheme for 2001 represented 45% of the salaries earned during the year (2000: 40%).

Share Matching Scheme

Executive directors may take part in a share-matching scheme. Under the scheme, executives may choose to invest some or all of their yearly bonus in the Company's shares ('the purchased shares'). After three years, as long as the executive remains in employment and has not sold the purchased shares, he or she will receive a matching award ('the matching shares') with a value at the start of the three years equal to the value of the pre-tax bonus invested in the purchased shares. These matching shares will be available in full only if the Company's 'earnings per share' growth is more than inflation by an average of at least 7% each year; 10% of the shares will be matched if growth in earnings per share is more than inflation by an average of 3% each year, and in proportion between these two points. This performance target will apply over a fixed three-year period.

This scheme was approved by shareholders at the Annual General Meeting in April 2001. Executive directors and other senior executives will be eligible to take part in the scheme for the first time in March 2002, based on the bonus payments awarded in relation to performance during 2001.

Long Term Incentive Plan (LTIP)

The awards made in March 2001 are the last which will be made under this scheme. It has now been replaced by the Executive Share Option Scheme that was approved at the 2001 Annual General Meeting. This is described in the following section.

Under the LTIP, each year individuals were conditionally granted shares up to a value of 70% of their basic salary. The number that will eventually be awarded to the individual depends on performance conditions that are met over a fixed three-year period. Half of the award depends on the total shareholder return of the Company compared to the FTSE 100 Share Index. The other half of the award depends on the total shareholder return of the Company compared to specified financial institutions.

The two parts of the award are worked out separately. For each part, the award is made in full if the Company is ranked in the top quarter of the relevant group; 25% of the award is made if the Company is ranked at the half way point, and in proportion between these two points. No award is made for either part if the Company is ranked below the half way point of the group. So, if the Company is ranked below the half way point of both groups, no award will be made. For the award to be made in full, the Company must be ranked in the top quarter of both groups.

If the performance conditions are met, one half of the shares awarded is transferred to the individual on the third anniversary of the date the conditional rights were originally granted. The other half is held in trust for another two years. The LTIP for the performance period 1999-2001 generates an award of 79.3%, of the shares conditionally granted in 1999. Half will be transferred in 2002, half will be deferred until 2004.

Executive Share Option Scheme

An executive share option scheme was introduced in 1991. Executive directors stopped taking part in that scheme when the LTIP was introduced in 1997. Other senior executives, who did not take part in the LTIP, continued to take part in the 1991 scheme until the final grants were made in March 2001.

A new executive share option scheme was approved by shareholders at the 2001 Annual General Meeting. From 1 January 2002, this replaces the LTIP described earlier. The new scheme will grant options to executive directors, senior executives and other managers. Grants will be made every year and will include a range of demanding performance targets. Because executives will only benefit under the scheme to the extent that the Company's share price rises, executives' interests will be clearly in line with those of shareholders. The value of the shares under option which an executive may initially receive in any financial year will not normally be more than twice his or her basic salary. These options can only be exercised in full if:

- the Company's total shareholder return performance is ranked in the top quarter in relation to other financial services companies and the FTSE 100 companies; and
- our earnings per share growth is more than inflation by an average of at least 7% each year.

Some of the options can be exercised if the Company's total shareholder return performance is ranked at the half way point in relation to other financial services companies, or to FTSE companies, or if our earnings per share growth is more than inflation by an average of at least 3% each year.

Other Benefits

Taxable benefits for executive directors include medical expenses and mortgage allowance.

The executive directors are also eligible to take part in the Company's Sharesave Scheme and the Partnership Shares Scheme on the same conditions as other employees.

Pensions

Executive directors are eligible to join one of the Company's pension schemes. No elements of remuneration are treated as pensionable, other than the basic salary.

Service Contracts

All of the executive directors have one-year service contracts. At the Company's discretion, if an individual who is leaving the Company does not have to work his or her contractual notice period, in such cases he or she will be able to receive pay instead of notice. If an executive director is made redundant within the meaning of the relevant employment legislation, he or she will be eligible to receive a redundancy payment in line with the Company's conditions that apply to most staff. We work this out based on 3.25 weeks' pay for each year of service. There are minimum payments based on service and a maximum payment of two years' salary. Directors who are over 50 years old when they are made redundant may also be entitled to an addition to their pension.

The Chairman's contract is renewable every year at the first Board meeting following each Annual General Meeting. This provides for paying fees for 12 months.

Compensation of £1,853,982 was made to D G Jones in relation to the termination of his contract. This comprised £1,059,082 in respect of severance payment and payments instead of his salary and bonus, in line with the terms of his service agreement, and a transfer value of £794,900, relating to an increase in his pension benefits. This included an increase of two years' service benefits, as provided for in his service agreement, and a further year instead of notice.

Non-Executive Directors' Fees

The Board decides the remuneration arrangements for the Chairman and non-executive Directors.

The Chairman receives fees, benefits and expenses for services. He or she is not entitled to take part in any bonus or profit sharing arrangements or in the LTIP or the Executive Share Option Scheme. (The previous Chairman was entitled to take part in the Company's Sharesave Scheme, which is available to all eligible employees.) The Chairman's appointment is non-pensionable.

Fees are paid to non-executive directors. The basic fee for non-executive directors is reviewed every two years and the last full review took place during 2000. The basic fee is currently £30,000 a year. An extra fee of £7,500 is paid for service on the audit committee and the personnel and remuneration committee. There is an extra fee of £2,500 a year for chairing the personnel and remuneration committee. An extra fee of £5,000 is paid for service on the Retail Strategy Board. (This is not a committee of the Board but an advisory group to help the management team of the Retail Banking Division.) Lord Shuttleworth receives an extra fee as director of Abbey National Group Pension Trustees Limited and The National and Provincial Building Society Pension Fund Trustees Limited. Keith Woodley's benefits include payments for services as Deputy Chairman of Abbey National plc, a non-executive director of Abbey National Treasury Services plc and Chairman of both of their audit committees.

Taxable benefits for non-executive directors include travel and other expenses for going to board meetings.



Summary of Executive Directors' Benefits

	Salary/ Fee £	Performance related yearly bonus £	Taxable benefits £	Other payments £	2001 Total £	Total Accrued Pension as at 31/12/01 £	Share Options as at 31/12/01
Executive Directors							
I Harley	605,000	272,000	6,305		883,305	291,087	66,466
T C W Ingram (resigned 28 February 2002)	352,000	99,000	2,213		453,213	148,622	2,012
Y Jetha (appointed 23 January 2001)	243,000	117,000	1,085		361,085	104,611	77,355
D G Jones (resigned 31 October 2001)	385,000	-	1,505	1,059,082	1,445,587	173,250	69,299
J King (resigned 28 February 2002)	258,500	117,000	2,241		377,741	158,104	29,374
M J Millington	291,500	131,000	1,611		424,111	145,031	29,685
M A Pain	360,250	180,000	1,139		541,389	84,447	25,266
A H Pople	374,000	202,000	1,289		577,289	104,720	2,492
I K Treacy (resigned 28 February 2002)	269,500	121,000	2,183		392,683	164,844	26,906
C N Villiers (retired 31 January 2001)	26,063	-	111		26,174	171,059	
Total	**3,164,813**	**1,239,000**	**19,682**	**1,059,082**	**5,482,577**	**1,545,775**	**328,855**

Other payments represent severance payment and payments instead of salary and bonus, in line with the terms of his service agreement. This excludes the increase in pension benefits.

The accrued pension is the amount of yearly pension which each director would receive from normal retirement age if he or she had left the Company at 31.12.01 or at the actual date, if earlier.

Summary of Non-Executive Directors' Fees

	Fee £	Taxable Benefits £	2001 Total £
Chairman Lord Tugendhat (retired 31 January 2002)	355,467	19,442	374,909
L R Allen	41,667	317	41,984
M Barnes (retired 30 June 2001)	24,167	2,161	26,328
Lord Burns (appointed 1 December 2001)	27,500	342	27,842
Lord Currie (appointed 23 January 2001)	31,942	317	32,259
R M Hayden	36,667	317	36,984
Sir Terence Heiser (retired 30 September 2001)	27,292	796	28,088
P J Ogden	36,875	-	36,875
V Radice (appointed 23 October 2001)	6,680	317	6,997
Lord Shuttleworth	47,917	1,755	49,672
K S Woodley	98,167	3,916	102,083
Total	**734,341**	**29,680**	**764,021**

A full statement of Directors' benefits and share interests is in the Directors' Report and Accounts.

Share Options as at 31/12/01

66,466
2,012
77,355
69,299
29,374
29,685
25,266
2,492
26,906

328,855

iis

: Company

Important information about the AGM

This is the formal Notice to shareholders of the Annual General Meeting. It gives details of the date, time and place, and the business we will consider at the meeting (items 1 to 9). It is an important document. If there is anything you don't understand, please talk to an appropriate professional adviser.

What you need to bring

If you come to the AGM, please bring with you the admission form which is attached to the proxy voting form.

How to ask a question

If you want to ask a question at the AGM, it will help us if you send your question before the AGM to: Company Secretary, Abbey National plc, Abbey House, Baker Street, London NW1 6XL. This will help us to make sure that we can answer your question as fully as possible at the AGM. You will still need to register your question on the day of the AGM at one of the speaking points inside the Barbican Hall.

If you cannot come to the meeting but would like a written answer to your question, please write to the same address (above) explaining that you can't come to the meeting.

The AGM is a forum for discussing the Company's performance for the year, the business of the meeting and corporate issues. If you have a complaint, please contact Jane Ellston, Complaints Manager, Head Office, 201 Grafton Gate, Milton Keynes, MK9 1AN, or the Customer Service Desk in the foyer at the AGM.

What to do if you have recently sold or transferred all of your Abbey National ordinary shares

Please send this Notice and the proxy voting form to the broker who sold the shares for you. They can then send them to the new owner of the shares. To have the right to come to and vote at the AGM, you must hold ordinary shares in Abbey National (this means your shareholding must be entered on the share register by 11am on 25 April 2002).

How to appoint a proxy

If you can't come to the AGM, you can appoint a proxy or proxies to come to the meeting and vote for you. A proxy does not have to be a shareholder. There is more information on how to appoint a proxy on the proxy voting form. If more than one shareholder votes on a shareholding, we will only accept the vote of the senior shareholder (the shareholder whose name appears first on our register).

Please return your proxy voting form in the envelope provided or to one of the following addresses:

Abbey National plc Scrutineer's Office Electoral Reform Services Ltd Independence House 33 Clarendon Road London N8 0NW	or	Abbey National plc Registered Office Abbey National House 2 Triton Square Regent's Place London NW1 3AN

Appointing a proxy electronically

This year, for the first time, holders of ordinary shares can appoint a proxy online and indicate their voting intentions. There are details of how to do this on our web site at www.abbeynational.com

We must receive your proxy voting instructions by 11am on 23 April 2002.

If you fill in and send back your proxy voting form, or appoint a proxy online, you can still come to the AGM and vote instead of your proxy. If you do this and there is a poll vote, we will ignore your proxy votes. If someone signs the proxy voting form for you, when you or that person sends the form to us, you or they must enclose the authority under which they have signed the form.

Documents you can look at

You can look at copies of the directors' service contracts and a list of their share interests in Abbey National during normal business hours (from 9am to 5pm on weekdays) at Abbey House, Baker Street, London, NW1 6XL or at the Registered Office, (Abbey National House, 2 Triton Square, Regent's Place, London, NW1 3AN). From the date this notice is sent out until the AGM, you can also look at a statement of any loans which the directors have taken out with Abbey National. You can also see the above documents at the Legal Enquiries Desk at the AGM.

If you have any questions or do not understand any of the terms used in this booklet, please phone Shareholder Enquiries on 0870 532 9430.

Or, write to:
Abbey National Shareholder Services
Abbey National plc
Carbrook House
5 Carbrook Hall Road
Sheffield S9 2EG

Electronic shareholder communication

We publish all of our regular shareholder communications on the internet at **www.abbeynational.com.** By registering with Shareholder Services, you can choose to stop receiving statutory communications through the post, and access them online instead.

If you register to receive electronic communications, we will send you notification by e-mail each time we put our annual accounts or the Notice of Meeting on our web site.

How to register

If you would like to register to receive electronic communications, please go to our web site at www.abbeynational.com and choose 'financial & shareholder' and 'Shareholder Services' from the left-hand margin options.

Appointing a proxy electronically

This year, for the first time, holders of ordinary shares can appoint a proxy online and indicate voting intentions. There are full details of how to do this on our web site at **www.abbeynational.com**


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The Abbey National Group

The Abbey National Group comprises Abbey National plc and its subsidiary group of companies.
Abbey National plc. Registered Office: Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN.
Registered in England. Registered number: 2294747.



2002 Annual General Meeting – form of proxy
Ordinary shareholders

The Abbey National Group

99999999999

Mr A B Sample
1 Sample Street
Sample Town
Sample County
AB12 3CD



Shareholder Account Number

99999

99999999

999999999999999

If there is a mistake in the details above, do not change what is printed.
Please contact Shareholder Services (see note 7 over the page).

Voting instructions (see notes over the page)

Security Code
Part1 Part2
XY9999 ZZAB
Please see note 3 over the page

Please read the notes over the page before you fill in this form or appoint a proxy online.
Please say how you would like to vote on each resolution.
Please tick only one box for each resolution.

Fold here

Resolution	For	Against
1 To receive the Directors' Report and Accounts for the year ended 31 December 2001	☐	☐
2 To approve the Directors' remuneration report	☐	☐
3 To declare a final dividend of 33.20 pence	☐	☐
4a To elect Lord Burns as a director	☐	☐
4b To elect Vittorio Radice as a director	☐	☐
5a To re-elect Leon Allen as a director	☐	☐
5b To re-elect Ian Harley as a director	☐	☐
5c To re-elect Malcolm Millington as a director	☐	☐
6 To re-appoint Deloitte & Touche as auditors	☐	☐
7 To authorise the directors to set the fees paid to the auditors	☐	☐
8 To renew the authority for Abbey National to buy back its own ordinary shares	☐	☐
9a To renew the authority for Abbey National to buy back its own 8⅝% preference shares	☐	☐
9b To renew the authority for Abbey National to buy back its own 10⅜% preference shares	☐	☐

You can get information about the directors in the Directors' Report and Accounts and in the Annual Review.
By signing this form, I am appointing the person named over the page to vote on my behalf under the terms over the page.

Please sign and date the form (see note 4 over the page)

Your signature: ______________ **Date:** ______________

Please tear off this section and return it in the envelope provided (see note 5 over the page).

2002 Annual General Meeting – admission form
Ordinary shareholders

The Abbey National Group

If you will be coming to the Annual General Meeting, please bring this section of the form with you.

Mr A B Sample
1 Sample Street
Sample Town
Sample County
AB12 3CD



Shareholder Account Number

99999999

999999999999999

01/99999999/8088/13665



Notes on filling in your form of proxy

As a shareholder of Abbey National plc you have the right to go to, speak at and vote at general meetings. If you cannot or do not want to go to the Annual General Meeting, but still want to vote, you can appoint someone to go to the meeting and vote instead of you. That person is known as a 'proxy'. You can use this form to appoint the Chairman or someone else as your proxy. **Or, you can indicate your voting intentions online at www.abbeynational.com.** Your proxy does not need to be a shareholder of the company. However, if your proxy is not a shareholder, he or she cannot speak at the meeting except to ask for a poll.

Notes

1 If you want to nominate someone other than the Chairman as your proxy, give that person's name in the space opposite. Your proxy must go to the meeting to vote on your behalf. If he or she does not go to the meeting, the Chairman will vote for you in the way you have shown on the form. If you do not want the Chairman to act as your proxy, you should cross out the words 'or the Chairman of the meeting' opposite. However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted.

2 A proxy can only vote on a poll. Your proxy will vote as you direct on the form and may vote or abstain on any other business at the meeting. If you do not say how you want your proxy to vote, your proxy can vote however he or she sees fit on any or all business at the meeting.

3 You can appoint a proxy and indicate your voting intentions online at **www.abbeynational.com.** Simply follow the appropriate links and instructions. You will need to use the security code printed over the page to prove that you are who you say you are.

4 If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed. If you are appointing the proxy for a corporation, the form must show the corporation's seal or be signed by an officer authorised to sign for the corporation.

5 The form should be returned in the prepaid envelope provided. Please do not enclose anything else with your form (except for the authority mentioned in note 4 above where appropriate). If you fill in and return the proxy form, you will still be able to go to the meeting and vote instead of your proxy.

6 If you make any alterations on this form, you must put your initials next to them.

7 If you have any questions about how to fill in this form, please phone Shareholder Enquiries on 0870 532 9430 between 9am and 5pm on any weekday.

Legal terms of appointing a proxy

By filling in and returning this form, you appoint (see note 1)

....

(insert proxy's name)

or the Chairman of the meeting

as your proxy to vote for you at the Annual General Meeting on Thursday 25 April 2002 or any adjourned meeting. The Chairman of the meeting is not authorised to vote for you if the proxy named above goes to the meeting.

For the proxy named in this form to act for you, your form must arrive at one of the following addresses by 11am on 23 April 2002 (or, if the meeting is adjourned, at least 48 hours before that meeting):

Abbey National plc
Scrutineer's Office
Electoral Reform Services Ltd
Independence House
33 Clarendon Road
London N8 0NW.

Abbey National plc
Abbey National House
2 Triton Square
Regent's Place
London NW1 3AN.

If your form arrives late, it will not be valid and will not replace any earlier form of proxy we have received.

If we receive two or more forms of proxy relating to the same shareholding and for use at the same meeting, we will act upon the one which is delivered last (regardless of its date). If we cannot work out which was delivered last, we will not act on any of the forms.


Crystal Mark
Clarity approved by Plain English Campaign

How to get to the Annual General Meeting

This year's Annual General Meeting will be held at the Barbican Hall, Stalls Floor, Barbican Centre, London on Thursday 25 April 2002. The meeting will start at 11am. The nearest underground stations are Barbican and Moorgate. The bus routes are: 4, 8, 11, 21, 25, 26, 43, 56, 76, 100, 133, 141, 172, 214, 271, 501 and 521. If you travel by car, the Barbican Centre is signposted and the car parks are in Beech Street (for west-bound traffic only) and off Silk Street near the main entrance. Entrances are shown on the map, and the Barbican Hall will be clearly signposted inside the Barbican Centre. The meeting will start at 11am, but the doors will be open from 10am when coffee and biscuits will be available free of charge.

Disabled shareholders

Throughout the meeting help will be available for disabled people. There is disabled access to the Barbican Hall from the Stalls Foyer roadway. If you are disabled you can bring someone with you. There will be a sign language interpreter at the meeting and there will also be an induction loop system in the hall for people with hearing difficulties. If you will need the sign language interpreter to help you, or will need to bring your guide dog, please let us know by phoning Shareholder Enquiries on the number given below. If you need any more information, please phone Shareholder Enquiries on 0870 532 9430.


BARBICAN CENTRE
BARBICAN
CAR PARK
MAIN ENTRANCE
CHISWELL STREET
SILK STREET
ROPEMAKER STREET
LIVERPOOL STREET
MOORGATE
LONDON WALL
ST PAUL'S

00078

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 18 March, 2002

By AUTHORISED SIGNATORY FOR AND ON BEHALF OF ABBEY NATIONAL SECRETARIAT SERVICES LIMITED

Victoria Hames Assistant Secretary